



# MAKING THE RIGHT CONNECTIONS










Scott

KIMBERLY-CLARK 2006 ANNUAL REPORT

**DOUBLE-DIGIT SALES GROWTH IN DEVELOPING AND EMERGING MARKETS**


12%
14%
15%
12%
2003
2004
2005
2006

The North American facial tissue business rebounded nicely following category softness earlier in the year resulting from price increases. In particular, consumers responded enthusiastically to the third quarter launch of Kleenex Expressions Oval facial tissue with its unique packaging.

**NO. 2: ACCELERATING GROWTH IN D&E MARKETS WITH AN EMPHASIS ON BRICIT COUNTRIES**

Sales in developing and emerging (D&E) markets rose by double digits for the fourth consecutive year. Furthermore, sales in the countries we call "BRICIT"—Brazil, Russia, India, China, Indonesia and Turkey, where half the world's population reside—grew at approximately twice the rate of D&E markets overall.

In Latin America, our fastest-growing D&E region in 2006, we experienced broad-based gains. Shoppers in traditional trade stores embraced small-count packages of Huggies diapers and other affordable offerings.

In China, sales growth exceeded 35 percent during the year due in part to broader distribution of Huggies diapers. This product is now available to shoppers in the country's 40 largest cities. Still, disposable diaper penetration in China remains less than 10 percent, representing a tremendous growth opportunity for us in the years to come.

**GLOBAL STRATEGIC LEADERSHIP TEAM**



**TOM FALK**
Chairman of the Board & Chief Executive Officer

**RON MC CRAY**
Senior Vice President, Law & Government Affairs, & Chief Compliance Officer

**LIZ GOTTUNG**
Senior Vice President, Human Resources

**MARK BUTHMAN**
Senior Vice President & Chief Financial Officer

**BOB BLACK**
Senior Vice President & Chief Strategy Officer

Elsewhere, we introduced premium diaper pants in South Korea at the beginning of 2006 and have already captured a nearly 80 percent share of the category there. In the value tier, our diaper pants are now sold in 24 countries in Asia, Latin America, South Africa and Eastern Europe.

**NO. 3: BUILDING ON POSITIONS OF REGIONAL STRENGTH IN FEMININE CARE**

Our feminine care business in both Latin America and North Asia experienced volume growth in the high single digits. In both regions, we are creating a stronger connection with women through improved products and distinctive brand positioning. The Intimus Básico value feminine pad, for example, debuted successfully in Brazil, and we launched affordable, small-count packaged products in a number of other markets in Latin America.

With the launch of Kotex White feminine products in Hong Kong and Taiwan, we are leveraging the focus on cleanliness and purity that helped make the brand South Korea's market leader. In North America, however, our results have not been satisfactory. By bringing innovations such as our winged pad design and ultra compact portable pads to market, we're working hard to improve our performance.

**NO. 4: EXTENDING THE K-C PROFESSIONAL PORTFOLIO IN HIGHER-MARGIN SEGMENTS**

Penetrating a workplace market that is primarily textile-based, our industrial wipers continued to gain traction in 2006. We introduced a complete range of

**2006**
**PROFILE BY SEGMENT**
Consolidated Net Sales


Health Care 8%
KCP & Other 16%
Personal Care 40%
Consumer Tissue 36%

**2006**
**PROFILE BY GEOGRAPHY**
Consolidated Net Sales


Asia, Latin America & Other 26%
North America 56%
Europe 18%



**TONY PALMER**
Senior Vice President &
Chief Marketing Officer

**JAN SPENCER**
President,
Kimberly-Clark
Professional

**JOANNE BAUER**
President,
Kimberly-Clark
Health Care

**ROBERT ABERNATHY**
Group President,
Developing &
Emerging Markets

**STEVE KALMANSON**
Group President,
North Atlantic
Consumer Products

**COST SAVINGS**
Millions of Dollars



$240
$199
$219
$266
2003
2004
2005
2006


Includes FORCE (Focused On Reducing Costs Everywhere) and strategic cost reduction savings.

**ADJUSTED RETURN ON INVESTED CAPITAL**



14.0%
14.5%
15.2%
15.5%
2003
2004
2005
2006


Annual objective = 40-50 basis point improvement. See pages 94-97 for adjusted ROIC definition and reconciliations.

Kimtech clean room wipers for clean manufacturing and research lab customers in North America. Moreover, the launch of WypAll microfiber cleaning cloths in North America offers a great example of improving our speed-to-market. This product moved through our innovation pipeline to the marketplace in only eight months.

New protective apparel and gloves, including two Kleenguard chemical-resistant gloves, helped drive double-digit sales growth in the safety channel. Insights provided by sellers and distributors led us to package the gloves with chemical-protective apparel, a combination that has been well-received.

In the high-margin do-it-yourself and do-it-for-me channels, K-C Professional continued to record solid results. Consumers who tackle their own projects as well as a broad array of contractors are purchasing our blue nitrile gloves, coveralls, wipers, face masks and other professional-quality products at leading home improvement retailers.

K-C Professional expanded its roster of global customers as well. In fact, we're working closely with many of them to drive category growth by leveraging the same merchandising, inventory management and sales analysis expertise we bring to bear in our consumer business.

**NO. 5: EXPANDING CORE HEALTH CARE PRODUCTS GLOBALLY AND ADDING HIGHER-MARGIN PRODUCTS**

K-C Health Care delivered great results in 2006 behind nearly 7 percent global volume growth. Our Sterling nitrile exam gloves played a key role, building on our leadership position in gowns, masks and other forms of barrier protection under the Kimberly-Clark brand. This affordable, synthetic alternative to latex struck a chord in the healthcare community. While offering the fit and feel of latex, Sterling nitrile gloves help eliminate potential allergic reactions among healthcare professionals and patients with latex sensitivities.

As I noted a year ago, we have focused our Health Care business on higher-order solutions that address key issues in the hospital and broader medical arena. In particular, I'm excited about the prospects for our new InteguSeal microbial sealant and Microcuff endotracheal tube. Both products contribute to our overall objective of helping to reduce the incidence of healthcare-associated infections.



Kotex
NEW! NOUVEAU!




NEW!
Kimberly-Clark
INTEGUSEAL
microbial sealant




Viva

## CONNECTING WITH CUSTOMERS ON A NUMBER OF FRONTS

While much of our focus on targeted growth opportunities involves connecting with shoppers and users, we have implemented a number of programs that help us better connect with customers and become their indispensable partner. Let me give you a flavor for what we are doing in this area.

In Latin America, we've taken various approaches to developing and leveraging customer relationships with the region's growing modern and traditional trade. Based on our success in catering to the needs of the small supermarkets, mom-and-pop stores, kiosks and other outlets that constitute the traditional trade, we are extending some of these practices into Eastern Europe and South Asia.

In Europe, we gained market share by working with leading retailers to develop a new user program for K-C baby and child care products. Innovation summits and top-to-top meetings with our strategic customers in North America and Europe foster more open collaboration and help us obtain insights and early support for a variety of initiatives, from new products to category development strategies.

As a result of this focus, we're seeing a significant improvement in our standing among all customers. In the most recent annual Cannondale PoweRanking Survey, U.S. retailers for the first time ranked K-C among the top 10 consumer packaged goods companies. More than 350 retailers and manufacturers participated in this survey, ranking each other on strengths in areas such as sales organization, insights, supply chain management, marketing, category management and company strategy. Retailers ranked K-C substantially higher in 2006 across all measures.

## DELIVERING ON OUR FINANCIAL COMMITMENTS

I've spent most of this letter bringing you up to date on the growth initiatives of our Global Business Plan. Let me also share some of the highlights from K-C's 2006 financial results. Revenues rose more than 5 percent to $16.7 billion, driven by higher volume, increased selling prices and an improved product mix. Our top-line growth, combined with significant cost savings, helped offset inflation of about $385 million. That figure is nearly double our initial expectation of $200 million, resulting primarily from higher prices for fiber, oil-based raw materials and energy, as well as higher distribution expense.

**"Kimberly-Clark has become much more active in the category management area using insights and research."**

—Retailer comment,
2006 Cannondale
PoweRanking Survey


41041 10
WYPALL X80
The Crew Chief's Choice


화이트
• 프리미엄 •


Pull-Ups
Night-Time


DIVIDENDS DECLARED
Per Share
+13%
+18%
+13%
+9%
$1.36
$1.60
$1.80
$1.96
2003
2004
2005
2006

**"In the latest corporate governance survey conducted by Government Metrics International, K-C ranked in the top 1 percent of 3,800 global companies."**

Adjusted earnings per share increased by 3 percent, to $3.90, in line with our guidance for the year. Importantly, we saw a sequential improvement in adjusted operating profit and margin in the second half. We also continued to make progress on adjusted return on invested capital (ROIC), which increased by 30 basis points. Adjusted ROIC has improved by 150 basis points since 2003 when we introduced the Global Business Plan, confirming that our financial discipline is paying off. Cash provided by operations rose 12 percent to $2.6 billion, enabling us to invest $972 million in capital projects. In line with our targeted range of 5-6 percent of sales, this spending continues to support our targeted growth initiatives.

We're also making great progress implementing the strategic cost reductions that are helping fund these initiatives. We reduced costs year-over-year by $110 million in 2006, exceeding our initial target. More than 70 percent of the expected charges are now behind us, and we expect savings to ramp up in 2007 by an additional $75 million to $100 million. Actions are either under way or complete at the majority of the facilities affected by the strategic cost reduction plan.

In September 2006, we announced plans to outsource portions of certain administrative functions in the coming year. Outside partners that specialize in these disciplines will soon provide services in finance, human resources, supply and sourcing, and information systems. These changes will allow us to improve our efficiency and cost competitiveness while focusing our resources on innovation, brand building and other capabilities that will drive growth.

**TAKING OUR SHAREHOLDER EFFORTS TO THE NEXT LEVEL**

The many efforts and successes outlined above are helping us deliver greater returns to Kimberly-Clark shareholders. The 18 percent total return (price appreciation plus dividends) of KMB shares in 2006 outpaced both the 16 percent return of the S&P 500 Index and the 15 percent return of the S&P Consumer Staples Index. We continue to deploy our cash flow in shareholder-friendly ways. For example, we repurchased $750 million of our stock during the year and raised the dividend by almost 9 percent. We've announced an 8 percent hike for 2007 as well, our 35th consecutive annual dividend increase.

Our shareholder focus doesn't end there. In the latest corporate governance survey conducted by Government Metrics International, K-C ranked in the top 1 percent of 3,800 global companies for our accomplishments. Furthermore, we have been working to take our corporate governance efforts to the next level by providing shareholders


Kotex.
Aloe Vera


Scott


HUGGIES
HUGGIES
HUGGIES

with an even stronger voice in the election of directors. In September 2006, the board of directors amended the company's By-Laws to implement a majority-voting standard in uncontested director elections. The board also voted to submit a proposal to shareholders that would eliminate the company's classified board structure.

Of course, another way in which we serve shareholder interests is by recruiting the most qualified candidates available to serve as directors. In that respect, I'm delighted that we were able to add John Alm and Jim Jenness, two executives with strong consumer products backgrounds, to our board. John is the former president and CEO of Coca-Cola Enterprises, and Jim is the chairman and former CEO of Kellogg Company. At the same time, the board will miss the contributions of directors Pastora San Juan Cafferty and Claudio Gonzalez. Both have announced their intention to retire after many years of service, and I want to thank them for their steadfast dedication to making K-C a stronger company. You will find a complete list of our current board of directors on page 98.

**STAYING FOCUSED ON K-C'S GLOBAL BUSINESS PLAN**

In closing, we've been executing the Global Business Plan to sustain performance and drive shareholder value over the long term. We will continue to move forward with our plan in 2007, with emphasis on our targeted growth initiatives. We will also continue to reinvest cost savings to support innovation, improve brand equity and advance our capabilities, particularly in the areas of customer development and strategic marketing. In fact, we expect the rate of increase in our marketing spending to outpace sales growth. Finally, we will remain focused on improving ROIC, boosting cash flow and deploying our cash in shareholder-friendly ways.

Now, I invite you to turn the page and read more about the many ways in which K-C is making the right connections with customers, shoppers and users. You will also learn about our ongoing efforts to connect with our communities around the world as well as the strides we're making in the area of sustainable development.

Sincerely,



Thomas J. Falk
Chairman and Chief Executive Officer

February 23, 2007

## RANKING HIGH IN OUR COMMUNITIES

***In 2006, K-C received recognition from a variety of organizations as a leader in corporate citizenship and sustainability.***

For the second straight year, we ranked No. 1 among personal products companies in the Dow Jones Sustainability World Indexes. Only about 10 percent of the 2,500 largest companies worldwide qualify for inclusion in the Indexes, which identify the leading sustainability-driven companies in their sectors.

The United Way of America named K-C one of only seven Summit Award recipients in its Spirit of America program. This prestigious award recognizes outstanding commitment to improving lives in local communities.

The U.S. Chamber of *Commerce Business Civic* Leadership Center last year honored five companies for corporate citizenship. We received the International Community Service Award for our work with UNICEF to help children orphaned by AIDS.

We finished among the top 10 percent of companies in the GolinHarris Corporate Citizenship Index, based on a survey of 5,000 Americans.

*CRO* magazine ranked us 23[rd] on its list of "100 Best Corporate Citizens" for 2007. This list, drawn from 1,100 of the largest publicly traded U.S. companies, recognizes those that excel in serving a variety of stakeholders.


Cottonelle


HUGGIES


Andrex
Quilts



# IN THE CLEAN ROOM AND IN THE BATHROOM, USERS TRUST OUR LATEST INNOVATIONS

**From wipers in the workplace to potty training in the home, K-C product innovations kept coming in 2006. K-C Professional has long been a leading provider of gloves for clean room environments used in manufacturing semiconductors and pharmaceuticals. In 2006, we expanded our offerings with Kimtech Pure clean room wipers.**

This new line includes six types of wipers, each appropriate for different clean room requirements. They join a broad range of wipers that generated double-digit sales growth in 2006. On the workplace safety front, we rolled out two new types of Kleenguard chemical-resistant gloves as well as an improved chemical spray protection garment.

For families with young children, we expanded our training pant offerings to include Pull-Ups with Cool Alert and Pull-Ups Night*Time. The former uses a patented technology that cools the inside of the pant when it gets wet, letting children know the moment they have had an accident. The latter provides more absorbency than our other training pants. This means that parents don't have to disrupt the training process by reaching for a diaper at bedtime. These innovations helped K-C's North American child care business post 6 percent volume gains and record sales in 2006.

Parents have also told us that they want help teaching proper bathroom and hygiene habits. That insight led to Cottonelle for Kids, a combined dry bath tissue and moist wipes system. The bath tissue features fun, "show-me-where-to-tear" graphics that help kids easily use the right amount of tissue, while the flushable, moist wipes offer an easy-to-use, pop-up tub and a fresh watermelon scent.

**GETTING TO MARKET FASTER**

**Reduction in Cycle Time vs. Historical Average**


-30%
-50%
Pre-Global Business Plan
2005
2006

Average time from concept development to marketplace launch for new and improved products.


Pull-Ups
Cool Alert
3T-4T
26


Cottonelle
Kids






HUGGIES
Newborn
2-5kg
1
28


KIMTECH



## INNOVATIVE PACKAGING AND THE BEST IN PROTECTION CONNECT WITH USERS OF ALL AGES

**Can a box of tissues make a style statement? Ask users of Kleenex Expressions Oval facial tissue. Available in North America, this brand's unique oval carton and nine fashion-forward patterns—from Purple Passion to Twisted Fern—connect with consumers who expect even everyday products to play a role in their home decor. Previously available only at holiday time, the oval package evoked such an enthusiastic consumer response that we began making it available year-round in September 2006. By year-end, this line extension had already captured a full point of market share in North America's $2 billion facial tissue category.**

Packaging played a key role in a recent feminine care launch as well. K-C brought to Brazil, the Andean countries and Central America an attractively packaged combo pack of Kotex- and Intimus-branded pads and liners. Aimed at teenage girls, the multiple selection gives these new users confidence that they have the right level of protection for any situation.

This is just one of the many innovations that helped spur high single-digit volume growth across Latin America. Other notable feminine care launches in the region included Intimus Básico in Brazil, a feminine pad targeting the value segment.


HUGGIES Newborn


Kleenex


intimus
gel
Normal
COM ABAS
Cobertura
SUAVE

Of course, K-C users also include babies who benefit from the protection provided by the Huggies brand. During the third quarter of 2006, we introduced several improvements to make our diapers even more comfortable. Huggies Natural Fit diapers, for one, offer a new hourglass shape with a fit and feel more natural to older babies. Another innovation—branded Huggies Gentle Care diapers in the U.S. and Huggies Newborn diapers in Europe—features cottony-soft materials that provide more cushiony and quilted softness than previous versions. These upgrades helped drive solid volume growth in both geographies.

In child care, our GoodNites and DryNites youth pants continued to make a difference in the lives of older children dealing with bedwetting. We're helping build their self-esteem and also giving concerned parents a way to cope. Among recent improvements, we've made these pants gender-specific, added prints to make them resemble regular underwear and introduced better odor control to mask accidents. An important contributor to K-C's $1 billion-plus child care business, our youth pants are now available in 66 countries.

In medical settings, latex allergies pose a major problem for patients and clinicians alike. That's why doctors have asked for a synthetic alternative in the exam gloves they use every day. K-C scored a huge success this past year with its introduction of Sterling nitrile gloves, an affordable solution that combines the dexterity of latex with the superior barrier protection and non-allergenic qualities of nitrile. This introduction helped propel double-digit sales growth for K-C exam gloves in 2006. Surgeons appreciate another of K-C's recent healthcare innovations: the Secure-Fit technology we've added to our surgical gown sleeve. This slip-resistant coating bonds glove and gown together to prevent breach of the sterile field.


Kotex
Teens
COMBO


DryNites




Kimberly-Clark


HUGGIES
Supreme
Natural Fit
Hugflex
3


NEW!
STERLING NITRILE
worry-free
comfort


SHOP TOWELS
Scott
Rags
IN A BOX
Scott
Grip

## USING THE RIGHT TECHNOLOGIES AND STRATEGIES, WE'RE APPEALING TO SHOPPERS AROUND THE WORLD

K-C recognizes that a better shopping experience ultimately leads to stronger sales growth. Our virtual reality tool helps retailers connect with shoppers and gain insight into their wants, needs and shopping habits more rapidly than previously possible. Safeway, one of our largest retail customers, has described this technology as a "breakthrough," noting "for the first time, we can re-create an entire store in a vivid, three-dimensional world and explore new store concepts, shelf sets, assortment and fixture design— all without moving a single case."

Another technology allows us to literally "see through the consumer's eyes." K-C's proprietary Consumer Vision System consists of a miniature video camera mounted on a pair of glasses or visor worn by a research participant. Observing firsthand how people shop for and use our products has led to new and improved offerings and package designs.

K-C Professional, for example, used the system to observe a plumber in action during a typical workday. The research identified an assortment of products that would make his work easier and more productive, leading to the 2006 introduction of a plumber's product bundle. Available through industrial supply stores, items include a protective mat for tools, a kneepad, a canister of disposable wet wipes and Purple Nitrile grip gloves.


Family
Scottex
cartaspugna
4 ROTOLI CONVENIENZA


HUGGIES
Cleanteam


HUGGIES
Little Swimmers
M/M
11

The fast-growing do-it-for-me and do-it-yourself markets represent a significant growth opportunity for a wide range of K-C Professional and Scott-branded products.

K-C tailors its sales strategy in each market to appeal to the unique needs of shoppers. In China, for example, K-C has focused on selling premium-tier products to the burgeoning middle class in the country's major cities. Emphasizing innovation and performance, Huggies diapers have already gained double-digit market share in key cities. While infant care makes up the largest portion of K-C's business in China, the company is enjoying early success with the Kotex and Kleenex brands as well.

## PROVIDING HELPFUL CONSUMER INSIGHTS

2006 Cannondale PoweRanking Survey
Most Helpful Insights/Category Management



Score: 12.1
Score: 4.8
2005
2006


Kimberly-Clark ranked 7th among manufacturers, tying two other leading consumer packaged goods companies for greatest improvement in this category. Scores reflect the percentage of retailer respondents that ranked K-C among the top three manufacturers.



POISE
ULTRA PLUS
12




Kimberly-Clark
Child's Facial Tissue




NEW
KILLS
99.9%
OF COLD & FLU VIRUSES
Kleenex
ANTI-VIRAL



# FROM RETAILERS TO HEALTHCARE CUSTOMERS, K-C EMERGES AS AN INDISPENSABLE PARTNER

What's the secret to making K-C an indispensable partner to customers? For starters, we collaborate on product and packaging development, in-store merchandising and other key initiatives. Take the 19 innovation summits we hosted in 2006 with some of our largest U.S. and European retail customers. These summits allow us to preview products in the development pipeline and create mutually beneficial business plans.

## HIGHER GROWTH WITH TOP CUSTOMERS

2006 Sales Growth


5.3%
12.2%
K-C Overall
With Top 10 Customers


Scott


Scott
Duramax




NUEVOS
HIDROTELA
Scott
Limpiamax

For example, in the U.S. meetings, K-C shared test results of a new merchandising concept that places Huggies wipes and toiletries together in the store. This led several customers to implement the change, realizing double-digit category growth.

The summits also contributed to K-C's positive showing in the 2006 Cannondale PoweRanking Survey of U.S. retailers, prompting one respondent to declare, "Kimberly-Clark has really started to step up its communication. They seem to be a lot more open with how they share their strategies with us for both our benefits."

In Latin America, our relationships with both major retailers and the traditional trade helped deliver double-digit sales growth in the region in 2006. Small retailers, in fact, still account for the majority of our sales in Latin America, and we're appealing to these outlets and their shoppers in a number of ways. For example, products such as Scott Duramax and Scott Limpiamax reusable paper towels target quality-conscious consumers looking for high-performing products at an affordable price.

At K-C Professional, we're meeting the needs of global customers who desire product uniformity wherever they operate. That led us to standardize packaging for the Kleenex facial tissue Marriott International, Inc., provides to hotel guests in more than 65 countries. In Marriott hotels from Fiji to France, Malaysia to Mexico, Kleenex tissue cartons now display identical graphics.

In Health Care, we're moving to higher-order solutions that help hospitals prevent healthcare-associated infections, including ventilator-associated pneumonia and surgical site infections. Offerings such as the Microcuff endotracheal tube, introduced in late 2006, lead to better patient outcomes, reduce healthcare costs and provide a foundation for profitable growth.




HUGGIES
Baby Wipes
Shea Butter
POP UP


HUGGIES

# SELECTED FINANCIAL DATA

Millions, except percentages and per share amounts

| Year ended December 31 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| INCOME STATEMENT DATA | | | | | |
| Net sales | $ 16,746.9 | $ 15,902.6 | $ 15,083.2 | $ 14,026.3 | $ 13,231.5 |
| Gross profit | 5,082.1 | 5,075.2 | 5,068.5 | 4,794.4 | 4,693.8 |
| Operating profit | 2,101.5 | 2,310.6 | 2,506.4 | 2,331.6 | 2,368.3 |
| Share of net income of equity companies | 218.6 | 136.6 | 124.8 | 107.0 | 113.3 |
| Income from continuing operations | 1,499.5 | 1,580.6 | 1,770.4 | 1,643.6 | 1,627.4 |
| Income from discontinued operations [a] | — | — | 29.8 | 50.6 | 58.6 |
| Net income | 1,499.5 | 1,568.3 | 1,800.2 | 1,694.2 | 1,674.6 |
| PER SHARE BASIS | | | | | |
| Diluted net income | $ 3.25 | $ 3.28 | $ 3.61 | $ 3.33 | $ 3.22 |
| Diluted income from continuing operations | 3.25 | 3.31 | 3.55 | 3.23 | 3.13 |
| Dividends declared | 1.96 | 1.80 | 1.60 | 1.36 | 1.20 |
| Market price at December 31 | 67.95 | 59.65 | 65.81 | 59.09 | 47.47 |
| Book value at December 31 | 13.38 | 12.04 | 13.73 | 13.49 | 11.06 |
| CASH FLOW AND BALANCE SHEET DATA [b] | | | | | |
| Cash provided by operations | $ 2,579.5 | $ 2,311.8 | $ 2,726.2 | $ 2,552.2 | $ 2,341.5 |
| Capital spending | 972.1 | 709.6 | 535.0 | 872.9 | 861.3 |
| Cash dividends paid | 884.0 | 838.4 | 767.9 | 671.9 | 612.7 |
| Free cash flow [c] | 723.4 | 763.8 | 1,423.3 | 1,007.4 | 867.5 |
| Depreciation and amortization | 932.8 | 844.5 | 800.3 | 745.3 | 704.4 |
| Total debt and preferred securities | 4,395.8 | 4,574.6 | 4,235.6 | 4,165.9 | 4,484.1 |
| Stockholders' equity | 6,097.4 | 5,558.2 | 6,629.5 | 6,766.3 | 5,650.3 |
| Total assets | 17,067.0 | 16,303.2 | 17,018.0 | 16,779.9 | 15,639.6 |
| Common shares outstanding | 455.6 | 461.5 | 482.9 | 501.6 | 510.8 |
| FINANCIAL RATIOS | | | | | |
| Percent of net sales: | | | | | |
| Gross profit | 30.3% | 31.9% | 33.6% | 34.2% | 35.5% |
| Operating profit | 12.5% | 14.5% | 16.6% | 16.6% | 17.9% |
| Net income | 9.0% | 9.9% | 11.9% | 12.1% | 12.7% |
| Capital spending | 5.8% | 4.5% | 3.5% | 6.2% | 6.5% |
| Total debt and preferred securities to capital [d] | 40.3% | 43.5% | 37.7% | 37.1% | 43.2% |
| Dividend payout ratio [e] | 59.9% | 54.5% | 44.0% | 40.7% | 37.0% |

[a] Represents the results of Neenah Paper, Inc.'s fine and technical paper businesses that were spun off on November 30, 2004.
[b] Cash flow data is from continuing operations. Balance sheet data is as of December 31.
[c] Free cash flow is calculated by subtracting capital spending and dividends paid from cash provided by operations.
[d] Capital is total debt and preferred securities of subsidiary plus minority owners' interests in subsidiaries and total stockholders' equity.
[e] Dividend payout ratio is declared dividends per share divided by basic earnings per share.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2006**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 1-225**

# KIMBERLY-CLARK CORPORATION

(Exact name of registrant as specified in its charter)

| **Delaware** | **39-0394230** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **P. O. Box 619100, Dallas, Texas** | **75261-9100** |
| (Address of principal executive offices) | (Zip Code) |

**Registrant's telephone number, including area code: (972) 281-1200**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock—$1.25 Par Value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒. No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐. No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒. No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐. No ☒.

The aggregate market value of the registrant's common stock held by non-affiliates on June 30, 2006 (based on the closing stock price on the New York Stock Exchange) on such date was approximately $28.3 billion.

As of February 14, 2007, there were 456,450,272 shares of the Corporation's common stock outstanding.

**Documents Incorporated By Reference**

Certain information contained in the definitive Proxy Statement for the Corporation's Annual Meeting of Stockholders to be held on April 26, 2007 is incorporated by reference into Part III hereof.

## KIMBERLY-CLARK CORPORATION

## TABLE OF CONTENTS

# PART I

## ITEM 1. BUSINESS

Kimberly-Clark Corporation was incorporated in Delaware in 1928. The Corporation is a global health and hygiene company focused on product innovation and building its personal care, consumer tissue, K-C Professional & Other and health care operations. The Corporation is principally engaged in the manufacturing and marketing of a wide range of health and hygiene products around the world. Most of these products are made from natural or synthetic fibers using advanced technologies in fibers, nonwovens and absorbency. As used in Items 1, 1A, 2, 3, 6, 7, 7A, 8 and 9A of this Form 10-K, the term "Corporation" refers to Kimberly-Clark Corporation and its consolidated subsidiaries. In the remainder of this Form 10-K, the terms "Kimberly-Clark" or "Corporation" refer only to Kimberly-Clark Corporation. For financial information by business segment and geographic area, and information about principal products and markets of the Corporation, reference is made to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to Item 8, Note 17 to the Consolidated Financial Statements.

### Recent Developments

In July 2005, the Corporation authorized a multi-year plan to improve its competitive position by accelerating investments in targeted growth opportunities. A plan to streamline manufacturing and administrative operations, primarily in North America and Europe, was also initiated (the "Strategic Cost Reduction Plan"). See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 2 to the Consolidated Financial Statements for a discussion of the Strategic Cost Reduction Plan.

During 2005, the Corporation repatriated approximately $985 million of previously unremitted earnings of certain of its non-U.S. subsidiaries under the provisions of the American Jobs Creation Act of 2004. This Act provides, among other things, for a one-time deduction for certain foreign earnings that are repatriated to and reinvested in the U.S. As a result, the Corporation recorded income tax expense and a related income tax liability of approximately $55.5 million in 2005.

On November 30, 2004, the Corporation distributed to its stockholders all of the outstanding shares of common stock of Neenah Paper, Inc. ("Neenah Paper"). Neenah Paper was formed in April 2004 to facilitate the spin-off of the Corporation's U.S. fine paper and technical paper businesses and its Canadian pulp mills (the "Spin-off"). See Item 8, Notes 1 and 3 to the Consolidated Financial Statements for additional information regarding the Spin-off.

### Description of the Corporation

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. The principal sources of revenue in each of our global business segments are described below. Revenue, profit and total assets of each reportable segment are shown in Item 8, Note 17 to the Consolidated Financial Statements.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants, and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, Kleenguard and Kimcare brand names.

The Health Care segment manufactures and markets health care products such as surgical gowns, drapes, infection control products, sterilization wrap, disposable face masks and exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Products for household use are sold directly, and through wholesalers, to supermarkets, mass merchandisers, drugstores, warehouse clubs, variety and department stores and other retail outlets. Products for away-from-home use are sold through distributors and directly to manufacturing, lodging, office building, food service, health care establishments and high volume public facilities. In addition, certain products are sold to converters.

In 2006, 2005 and 2004, sales to Wal-Mart Stores, Inc. were approximately 13 percent of net sales in each year.

**Patents and Trademarks**

The Corporation owns various patents and trademarks registered domestically and in many foreign countries. The Corporation considers the patents and trademarks which it owns and the trademarks under which it sells certain of its products to be material to its business. Consequently, the Corporation seeks patent and trademark protection by all available means, including registration.

**Raw Materials**

Superabsorbent materials are important components in disposable diapers, training and youth pants and incontinence care products. Polypropylene and other synthetics and chemicals are the primary raw materials for manufacturing nonwoven fabrics, which are used in disposable diapers, training and youth pants, wet wipes, feminine pads, incontinence and health care products, and away-from-home wipers.

Cellulose fiber, in the form of kraft pulp or fiber recycled from recovered waste paper, is the primary raw material for the Corporation's tissue products and is an important component in disposable diapers, training pants, feminine pads and incontinence care products.

Most recovered paper, synthetics, pulp and recycled fiber are purchased from third parties. The Corporation considers the supply of such raw materials to be adequate to meet the needs of its businesses. See Item 1A, "Risk Factors."

**Competition**

The Corporation has several major competitors in most of its markets, some of which are larger and more diversified than the Corporation. The principal methods and elements of competition include brand recognition and loyalty, product innovation, quality and performance, price, and marketing and distribution capabilities. For additional discussion of the competitive environment in which the Corporation conducts its business, see Item 1A, "Risk Factors."

### Research and Development

Research and development expenditures are directed toward new or improved personal care, tissue, wiping, and health care products and nonwoven materials. Consolidated research and development expense was $301.2 million in 2006, $319.5 million in 2005, and $279.7 million in 2004.

### Foreign Market Risks

The Corporation operates and markets its products globally, and its business strategy includes targeted growth in the developing and emerging markets. See Item 1A, "Risk Factors" for a discussion of foreign market risks that may affect the Corporation's financial results.

### Environmental Matters

Total worldwide capital expenditures for voluntary environmental controls or controls necessary to comply with legal requirements relating to the protection of the environment at the Corporation's facilities are expected to be approximately $17 million in 2007 and $14 million in 2008. Of these amounts, approximately $6 million in 2007 and $5 million in 2008 are expected to be spent at facilities in the U.S. For facilities outside of the U.S., capital expenditures for environmental controls are expected to be approximately $11 million in 2007 and $9 million in 2008.

Total worldwide operating expenses for environmental compliance are expected to be approximately $159 million in 2007 and $154 million in 2008. Operating expenses for environmental compliance with respect to U.S. facilities are expected to be approximately $75 million in 2007 and $73 million in 2008. Operating expenses for environmental compliance with respect to facilities outside the U.S. are expected to be approximately $84 million in 2007 and $81 million in 2008. Operating expenses include pollution control equipment operation and maintenance costs, governmental payments, and research and engineering costs.

Total environmental capital expenditures and operating expenses are not expected to have a material effect on the Corporation's total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in the Corporation's plans, changes in legal requirements or other factors.

### Employees

In its worldwide consolidated operations, the Corporation had more than 55,000 employees as of December 31, 2006.

Item 10 of this Form 10-K identifies executive officers of the Corporation and is incorporated herein by reference.

### Available Information

The Corporation makes available financial information, news releases and other information on the Corporation's website at *www.kimberly-clark.com*. There is a direct link from the website to the Corporation's Securities and Exchange Commission filings via the EDGAR database, where the Corporation's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge as soon as reasonably practicable after the Corporation files such reports and amendments with, or furnishes them to, the Securities and Exchange Commission. Stockholders may also contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call 972-281-1522 to obtain a hard copy of these reports without charge.

## ITEM 1A. RISK FACTORS

The following factors, as well as factors described elsewhere in this Form 10-K, or in other filings by the Corporation with the Securities and Exchange Commission, could adversely affect the Corporation's consolidated financial position, results of operations or cash flows. Other factors not presently known to us or that we presently believe are not material could also affect our business operations and financial results.

*Significant increases in prices for raw materials, energy, transportation and other necessary supplies and services could adversely affect the Corporation's financial results.*

Increases in the cost of and availability of raw materials, including pulp and petroleum-based materials, the cost of energy, transportation and other necessary services, supplier constraints, an inability to maintain favorable supplier arrangements and relations or an inability to avoid disruptions in production output caused by such events as natural disasters, power outages, labor strikes, and the like could have an adverse effect on the Corporation's financial results.

Cellulose fiber, in the form of kraft pulp or recycled fiber from recovered waste paper, is used extensively in the Corporation's tissue products and is subject to significant price fluctuations due to the cyclical nature of these fiber markets. Recycled fiber accounts for approximately 29 percent of the Corporation and its equity companies' overall fiber requirements.

On a worldwide basis, the Corporation supplies approximately 10 percent of its virgin fiber needs from internal pulp manufacturing operations. Increases in pulp prices could adversely affect the Corporation's earnings if selling prices for its finished products are not adjusted or if such adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage these risks.

A number of the Corporation's products, such as diapers, training and youth pants, and incontinence care products contain certain materials which are principally derived from petroleum. These materials are subject to price fluctuations based on changes in petroleum prices, availability and other factors. The Corporation purchases these materials from a number of suppliers. Significant increases in prices for these materials could adversely affect the Corporation's earnings if selling prices for its finished products are not adjusted or if adjustments significantly trail the increases in prices for these materials. Derivative instruments have not been used to manage these risks.

Although the Corporation believes that the supplies of raw materials needed to manufacture its products are adequate, global economic conditions, supplier capacity constraints and other factors could affect the availability of or prices for those raw materials.

The Corporation's manufacturing operations utilize electricity, natural gas and petroleum-based fuels.

To ensure that it uses all forms of energy cost-effectively, the Corporation maintains ongoing energy efficiency improvement programs at all of its manufacturing sites. The Corporation's contracts with energy suppliers vary as to price, payment terms, quantities and duration. The Corporation's energy costs are also affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions. There can be no assurance that the Corporation will be fully protected against substantial changes in the price or availability of energy sources. Derivative instruments are used to hedge a substantial portion of natural gas price risk in accordance with the Corporation's risk management policy.

*Increased pricing pressure and intense competition for sales of the Corporation's products could have an adverse effect on the Corporation's financial results.*

The Corporation competes in intensely competitive markets against well-known, branded products and private label products both domestically and internationally. Inherent risks in the Corporation's competitive strategy include uncertainties concerning trade and consumer acceptance, the effects of consolidation within retailer and distribution channels, and competitive reaction. Some of the Corporation's major competitors have undergone consolidation, which could result in increased competition and alter the dynamics of the industry. Such consolidation may give competitors greater financial resources and greater market penetration and enable competitors to offer a wider variety of products and services at more competitive prices, which could adversely affect the Corporation's financial results. It may be necessary for the Corporation to lower prices on its products and increase spending on advertising and promotions, each of which could adversely affect the Corporation's financial results. In addition, the Corporation incurs substantial development and marketing costs in introducing new and improved products and technologies. The introduction of a new consumer product (whether improved or newly developed) usually requires substantial expenditures for advertising and marketing to gain recognition in the marketplace. If a product gains consumer acceptance, it normally requires continued advertising and promotional support to maintain its relative market position. Some of the Corporation's competitors are larger and have greater financial resources than the Corporation. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than the Corporation can. The Corporation's ability to develop new products is affected by whether it can develop and fund technological innovations, receive and maintain necessary patent and trademark protection and successfully anticipate consumer needs and preferences.

There is no guarantee that the Corporation will be successful in developing new and improved products and technologies necessary to compete successfully in the industry or that the Corporation will be successful in advertising, marketing and selling its products.

*Changes in the policies of our retail trade customers and increasing dependence on key retailers in developed markets may adversely affect our business.*

The Corporation's products are sold in a highly competitive global marketplace, which is experiencing increased concentration and the growing presence of large-format retailers and discounters. With the consolidation of retail trade, especially in developed markets such as the U.S. and Europe, the Corporation is increasingly dependent on key retailers, and some of these retailers, including large-format retailers, may have greater bargaining power than does the Corporation. They may use this leverage to demand higher trade discounts or allowances which could lead to reduced profitability. The Corporation may also be negatively affected by changes in the policies of its retail trade customers, such as inventory de-stocking, limitations on access to shelf space, delisting of our products and other conditions. If the Corporation loses a significant customer or if sales of its products to a significant customer materially decrease, the Corporation's business, financial condition and results of operations may be materially adversely affected.

*There is no guarantee that the Corporation's efforts to reduce costs will be successful.*

The Corporation began its Competitive Improvement Initiatives in the third quarter of 2005 to improve its competitive position by accelerating investments in targeted growth opportunities and streamlining manufacturing and administrative operations. See Item 7, "Management's Discussion and Analysis of Financial

Condition and Results of Operations." In addition, the Corporation anticipates cost savings to result from reducing material costs and manufacturing waste and realizing productivity gains and distribution efficiencies in each of its business segments. If the Corporation cannot successfully implement the strategic cost reductions included in its Competitive Improvement Initiatives or other cost savings plans, the Corporation may not realize all anticipated benefits. Any negative impact these initiatives have on the Corporation's relationships with employees or customers or any failure to generate the anticipated efficiencies and savings could adversely affect the Corporation's financial results.

*The Corporation's sales may not occur as estimated.*

There is no guarantee that the Corporation will be able to anticipate consumer preferences, estimate sales of new products, estimate changes in population characteristics and the acceptance of the Corporation's products in new markets and anticipate changes in technology and competitive responses. As a result, the Corporation may not be able to achieve anticipated sales.

*Difficulties in expanding globally and in developing and emerging markets (Asia, Latin America, the Middle East, Eastern Europe and Africa) may adversely affect the Corporation's financial results.*

Because the Corporation and its equity companies have manufacturing facilities in 40 countries and their products are sold in more than 150 countries, the Corporation's results may be substantially affected by foreign market risks. The Corporation is subject to the impact of economic and political instability in developing countries.

The Corporation faces increased risks in its international operations, including fluctuations in currency exchange rates, adverse political and economic conditions, legal and regulatory constraints, tariffs and other trade barriers, difficulties in enforcing contractual and intellectual property rights, costs and difficulties in managing international operations and potentially adverse tax consequences. Each of these factors could adversely affect the Corporation's financial results.

In addition, intense competition in European personal care and tissue markets and the challenging economic, political and competitive environments in Latin America and developing countries in Eastern Europe and Asia may slow the Corporation's sales growth and earnings potential. The Corporation's success internationally also depends on its ability to acquire or to form successful business alliances, and there is no guarantee that the Corporation will be able to acquire or form such alliances. In addition, there can be no assurance that the Corporation's products will be accepted in any particular market. The Corporation is subject to the movement of various currencies against each other and versus the U.S. dollar. Exposures, arising from transactions and commitments denominated in non-local currencies, are systematically hedged through foreign currency forward, option and swap contracts. Translation exposure for the Corporation with respect to foreign operations generally is not hedged. There can be no assurance that the Corporation will be fully protected against substantial foreign currency fluctuations.

*Pending litigation and administrative actions could have an adverse effect on the Corporation.*

There is no guarantee that the Corporation will be successful in defending itself in legal and administrative actions or in asserting its rights under various laws, including intellectual property laws. In addition, the Corporation could incur substantial costs in defending itself or in asserting its rights in such actions. The costs and other effects of pending litigation and administrative actions against the Corporation cannot be determined with certainty. Although management believes that no such proceedings will have a material adverse effect on the Corporation, there can be no assurance that the outcome of such proceedings will be as expected. See Item 3, "Legal Proceedings."

*Beginning in 2007, the Corporation will obtain certain administrative services from third parties which have previously been provided by employees of the Corporation. If the third-party service providers fail to satisfactorily perform these administrative services, our operations could be adversely impacted.*

As part of the Corporation's Global Business Plan, a number of administrative functions are being transferred to third-party service providers beginning in 2007. Those functions include certain: information technology; finance and accounting; sourcing and supply management; and human resources services. Although moving these administrative functions to third-party service providers is expected to lower the Corporation's cost of operations, the Corporation could experience disruptions in the quality and timeliness of the services. Disruptions or delays at the third-party service providers due to regional economic, business, environmental, or political events, or information technology system failures or military actions could adversely impact the Corporation's operations, payments to the Corporation's vendors, employees, and others, and the Corporation's ability to report financial and management information on a timely and accurate basis.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

Management believes that the Corporation's and its equity affiliates' production facilities are suitable for their purpose and adequate to support their businesses. The extent of utilization of individual facilities varies, but they generally operate at or near capacity, except in certain instances such as when new products or technology are being introduced or when mills are being shut down.

The principal facilities of the Corporation (including the Corporation's equity companies) and the products or groups of products made at such facilities are as follows:

**World Headquarters Location**
Dallas, Texas

**Operating Segments and Geographic Headquarters**
Roswell, Georgia
Neenah, Wisconsin
Milsons Point, Australia
Seoul, Korea
Reigate, United Kingdom

**Administrative Centers**
Knoxville, Tennessee
Brighton, United Kingdom

**Worldwide Production and Service Facilities**

**United States**

**Alabama**
Mobile—tissue products

**Arizona**
Tucson—health care products

**Arkansas**
Conway—feminine care and incontinence care products and nonwovens
Maumelle—wet wipes and nonwovens

**California**
Fullerton—tissue products

**Connecticut**
New Milford—tissue products

**Georgia**
LaGrange—nonwovens

**Idaho**
Pocatello—health care products

**Kentucky**
Owensboro—tissue products

**Mississippi**
Corinth—nonwovens, wipers and towels

**North Carolina**
Hendersonville—nonwovens
Lexington—nonwovens

**Oklahoma**
Jenks—tissue products

**Pennsylvania**
Chester—tissue products

**South Carolina**
Beech Island—diapers, wet wipes and tissue products

**Tennessee**
Loudon—tissue products

**Texas**
Del Rio—health care products
Paris—diapers and training, youth and swim pants
San Antonio—personal cleansing products and systems

**Utah**
Draper—health care products
Ogden—diapers

**Washington**
Everett—tissue products, wipers and pulp

**Wisconsin**
Marinette—tissue products and wipers
Neenah—diapers, training pants, feminine care and incontinence care products and nonwovens

**Outside the United States**

**Argentina**
Bernal—tissue products
Pilar—feminine care and incontinence care products
San Luis—diapers

**Australia**
Albury—nonwovens
Ingleburn—diapers
Millicent—pulp and tissue products
Tantanoola—pulp
Warwick Farm—tissue products

**Bahrain**
* East Riffa—tissue products

**Belgium**
Duffel—tissue products

**Bolivia**
Santa Cruz—tissue products

**Brazil**
Correia Pinto—tissue products
Cruzeiro—tissue products
Mogi das Cruzes—tissue products
Porto Alegre—feminine care products
Suzano—diapers, wet wipes and incontinence care products

**Canada**
Huntsville, Ontario—tissue products

**China**
Beijing—feminine care and adult care products
Guangzhou—tissue products
Nanjing—feminine care products
Shanghai—tissue products

**Colombia**
Barbosa—wipers, business and correspondence papers and notebooks
Puerto Tejada—tissue products
Tocancipa—diapers and feminine care products
* Villa Rica—diapers and incontinence care products

**Costa Rica**
Belen—tissue products
Cartago—diapers and feminine care and incontinence care products

* Equity company production facility

**Czech Republic**
Jaromer—diapers, youth and training pants and incontinence care products
Litovel—feminine care products

**Dominican Republic**
Santo Domingo—tissue products

**Ecuador**
Mapasingue—tissue products, diapers and feminine care products

**El Salvador**
Sitio del Niño—tissue products

**France**
Rouen—tissue products
Villey-Saint-Etienne—tissue products

**Germany**
Koblenz—tissue products
Reisholz—tissue products
Weinheim—health care products

**Honduras**
Villanueva—health care products

**India**
* Pune—feminine care products and diapers

**Indonesia**
Jakarta—feminine care and tissue products

**Israel**
Afula—diapers and feminine care and incontinence care products
Hadera—tissue products
Nahariya—tissue products

**Italy**
Alanno—tissue products
Romagnano—tissue products

**Korea**
Anyang—feminine care products, diapers and tissue products
Kimcheon—tissue products and nonwovens
Taejon—feminine care products, diapers and nonwovens

**Malaysia**
Kluang—tissue and feminine care products

* Equity company production facility

**Mexico**
Acuña—health care products
* Bajio—tissue products
* Cuautitlan—feminine care products, diapers and nonwovens
* Ecatepec—tissue products
Magdalena—health care products
* Morelia—tissue products
Nogales—health care products
* Orizaba—tissue products
* Ramos Arizpe—tissue products and diapers
* Texmelucan—tissue products
* Tlaxcala—diapers, nonwovens and wet wipes

**Peru**
Puente Piedra—tissue products
Villa—diapers and feminine care and incontinence care products

**Philippines**
San Pedro, Laguna—feminine care products, diapers and tissue products

**Poland**
Klucze—tissue products

**Saudi Arabia**
* Al-Khobar—diapers, feminine care and tissue products

**Singapore**
Tuas—diapers

**Slovak Republic**
Piestany—health care products

**South Africa**
Cape Town—tissue, feminine care and incontinence care products
Springs—tissue products and diapers

**Spain**
Aranguren—tissue products
Arceniega—tissue products and personal cleansing products and systems
Calatayud—diapers
Salamanca—tissue products
Telde, Canary Islands—tissue products

**Switzerland**
Niederbipp—tissue products

* Equity company production facility

**Taiwan**
Chung Li—tissue, feminine care products and diapers
Hsin-Ying—tissue products
Ta-Yuan—tissue products

**Thailand**
Hat Yai—disposable gloves
Pathumthani—feminine care and tissue products
Samut Prakarn—tissue products

**Turkey**
Istanbul—diapers

**United Kingdom**
Barrow—tissue products
Barton-upon-Humber—diapers and nonwovens
Flint—tissue products and nonwovens
Northfleet—tissue products

**Venezuela**
Maracay—tissue products and diapers

**Vietnam**
Binh Duong—feminine care products
Hanoi—feminine care products

## ITEM 3. LEGAL PROCEEDINGS

The Corporation is subject to federal, state and local environmental protection laws and regulations with respect to its business operations and is operating in compliance with, or taking action aimed at ensuring compliance with, such laws and regulations. The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites. In management's opinion, none of the Corporation's compliance obligations with environmental protection laws and regulations, individually or in the aggregate, is expected to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2006.

## ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The dividend and market price data included in Item 8, Note 19 to the Consolidated Financial Statements is incorporated in this Item 5 by reference.

Quarterly dividends have been paid continually since 1935. Dividends are paid on or about the second business day of January, April, July and October. The Automatic Dividend Reinvestment service of Computershare Investor Services is available to Kimberly-Clark stockholders of record. The service makes it possible for Kimberly-Clark stockholders of record to have their dividends automatically reinvested in common stock and to make additional cash investments up to $3,000 per quarter.

Kimberly-Clark common stock is listed on the New York Stock Exchange. The ticker symbol is KMB.

As of February 14, 2007, the Corporation had 31,982 holders of record of its common stock.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12 of this Form 10-K.

The Corporation regularly repurchases shares of Kimberly-Clark common stock pursuant to publicly announced share repurchase programs. During 2006, the Corporation purchased $750 million worth of its common stock. The following table contains information for shares repurchased during the fourth quarter of 2006. None of the shares in this table were repurchased directly from any officer or director of the Corporation.

### ISSUER PURCHASES OF EQUITY SECURITIES

| Period (2006) | Total Number of Shares Purchased[(a)] | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 to 31 | 1,222,000 | $66.05 | 13,740,000 | 36,260,000 |
| November 1 to 30 | 1,588,000 | 66.16 | 15,328,000 | 34,672,000 |
| December 1 to 31 | 1,489,000 | 67.13 | 16,817,000 | 33,183,000 |
| Total | 4,299,000 | | | |

(a) All share repurchases between October 1, 2006 and December 31, 2006 were made pursuant to share repurchase programs authorized by the Corporation's Board of Directors on September 15, 2005 and publicly announced on such date, which allow for the repurchase of 50 million shares in an amount not to exceed $5.0 billion.

In addition, during November and December 2006, 42,061 shares at a cost of $2,775,949, and 163 shares at a cost of $9,922, respectively, were purchased from current or former employees in connection with the exercise of employee stock options and other awards. No such shares were purchased in October 2006.

## ITEM 6. SELECTED FINANCIAL DATA

| | Year Ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005[b] | 2004[c] | 2003[c] | 2002[c][d] |
| | (Millions of dollars, except per share amounts) | | | | |
| Net Sales | $16,746.9 | $15,902.6 | $15,083.2 | $14,026.3 | $13,231.5 |
| Gross Profit | 5,082.1 | 5,075.2 | 5,068.5 | 4,794.4 | 4,693.8 |
| Operating Profit | 2,101.5 | 2,310.6 | 2,506.4 | 2,331.6 | 2,368.3 |
| Share of Net Income of Equity Companies | 218.6[a] | 136.6 | 124.8 | 107.0 | 113.3 |
| Income from: | | | | | |
| Continuing operations | 1,499.5 | 1,580.6 | 1,770.4 | 1,643.6 | 1,627.4 |
| Discontinued operations | — | — | 29.8 | 50.6 | 58.6 |
| Cumulative effect of accounting change | — | (12.3) | — | — | (11.4) |
| Net income | 1,499.5 | 1,568.3 | 1,800.2 | 1,694.2 | 1,674.6 |
| Per share basis: | | | | | |
| Basic | | | | | |
| Continuing operations | 3.27 | 3.33 | 3.58 | 3.24 | 3.15 |
| Discontinued operations | — | — | .06 | .10 | .11 |
| Cumulative effect of accounting change | — | (.03) | — | — | (.02) |
| Net income | 3.27 | 3.30 | 3.64 | 3.34 | 3.24 |
| Diluted | | | | | |
| Continuing operations | 3.25 | 3.31 | 3.55 | 3.23 | 3.13 |
| Discontinued operations | — | — | .06 | .10 | .11 |
| Cumulative effect of accounting change | — | (.03) | — | — | (.02) |
| Net income | 3.25 | 3.28 | 3.61 | 3.33 | 3.22 |
| Cash Dividends Per Share | | | | | |
| Declared | 1.96 | 1.80 | 1.60 | 1.36 | 1.20 |
| Paid | 1.92 | 1.75 | 1.54 | 1.32 | 1.18 |
| Total Assets | $17,067.0 | $16,303.2 | $17,018.0 | $16,779.9 | $15,639.6 |
| Long-Term Debt | 2,276.0 | 2,594.7 | 2,298.0 | 2,733.7 | 2,844.0 |
| Stockholders' Equity | 6,097.4 | 5,558.2 | 6,629.5 | 6,766.3 | 5,650.3 |

(a) The Corporation's share of net income includes a gain of approximately $46 million from the sale by Kimberly-Clark de Mexico, S.A.B. de C.V. of its pulp and paper business.

(b) In accordance with the requirements of Financial Accounting Standards Board Interpretation ("FIN") 47, *Accounting for Conditional Asset Retirement Obligations*, the Corporation recorded a pretax asset retirement obligation of $23.6 million at December 31, 2005. The cumulative effect on income, net of related income tax effects, of recording the asset retirement obligation was $12.3 million, or $.03 per share. See Item 8, Note 1 to the Consolidated Financial Statements.

(c) Income statement data present the results of Neenah Paper's fine and technical papers businesses as discontinued operations.

(d) During 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board issued EITF 01-9, *Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products.* The Corporation adopted EITF 01-9 effective January 1, 2002. EITF 01-9 required the recording of a cumulative effect of a change in accounting principle in 2002, equal to an after-tax charge of approximately $.02 per share, which resulted from a change in the period for recognizing the costs of coupons.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Introduction

This management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide investors with an understanding of the Corporation's past performance, its financial condition and its prospects. The following will be discussed and analyzed:

- Overview of Business
- Overview of 2006 Results
- Results of Operations and Related Information
- Liquidity and Capital Resources
- Variable Interest Entities
- Critical Accounting Policies and Use of Estimates
- Legal Matters
- New Accounting Standards
- Business Outlook
- Forward-Looking Statements

### Overview of Business

The Corporation is a global health and hygiene company with manufacturing facilities in 37 countries and its products are sold in more than 150 countries. The Corporation's products are sold under such well-known brands as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend. The Corporation has four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. These global business segments are described in greater detail in Item 8, Note 17 to the Consolidated Financial Statements.

In managing its global business, the Corporation's management believes that developing new and improved products, responding effectively to competitive challenges, obtaining and maintaining leading market shares, controlling costs, and managing currency and commodity risks are important to the long-term success of the Corporation. The discussion and analysis of results of operations and other related information will refer to these factors.

- Product innovation—Past results and future prospects depend in large part on product innovation. The Corporation relies on its ability to develop and introduce new or improved products to drive sales and volume growth and to achieve and/or maintain category leadership. In order to develop new or improved products, the technology to support those products must be acquired or developed. Research and development expenditures are directed towards new or improved personal care, tissue and health care products and nonwoven materials.
- Competitive environment—Past results and future prospects are significantly affected by the competitive environment in which we operate. We experience intense competition for sales of our principal products in our major markets, both domestically and internationally. Our products compete with widely advertised, well-known, branded products, as well as private label products, which are typically sold at lower prices. We have several major competitors in most of our markets, some of which

are larger and more diversified. The principal methods and elements of competition include brand recognition and loyalty, product innovation, quality and performance, price, and marketing and distribution capabilities.

- Aggressive competitive actions in 2005 and 2006 have required increased promotional spending to support new product introductions and enable competitive pricing in order to protect the position of the Corporation's products in the market. We expect competition to continue to be intense in 2007.
- Market shares—Achieving leading market shares in our principal products has been an important part of our past performance. We hold number 1 or 2 share positions in more than 80 countries. Achieving and maintaining leading market shares is important because of ongoing consolidation of retailers and the trend of leading merchandisers seeking to stock only the top competitive brands.
- Cost controls—To maintain our competitive position, we must control our manufacturing, distribution and other costs. We have achieved cost savings from reducing material costs and manufacturing waste and realizing productivity gains and distribution efficiencies in our business segments. Our ability to control costs can be affected by changes in the price of oil, pulp and other commodities we consume in our manufacturing processes. Our strategic investments in information systems and partnering with third party providers of administrative services should also allow further cost savings through streamlining administrative activities.
- Foreign currency and commodity risks—As a multinational enterprise, we are exposed to changes in foreign currency exchange rates, and we are also exposed to changes in commodity prices. Our ability to effectively manage these risks can have a material impact on our results of operations.

### Overview of 2006 Results

Competitive pressures continued during 2006 in most of the Corporation's businesses. In addition, the Corporation continued to be adversely affected by raw material cost inflation and higher energy and related costs.

- Net sales rose 5.3 percent.
  - Growth was driven by higher sales volumes, increased net selling prices and an improved product mix.
- Operating profit decreased 9.0 percent and net income and diluted earnings per share decreased 4.4 percent and .9 percent, respectively.
  - Higher net sales and cost savings of about $265 million did not overcome the effects of about $385 million of cost inflation and approximately $484 million of charges related to the strategic cost reductions.
- Cash flow from operations increased 12 percent to $2.6 billion.
  - The Corporation returned $1.6 billion to shareholders through dividends and share repurchases.

### Results of Operations and Related Information

This section contains a discussion and analysis of net sales, operating profit and other information relevant to an understanding of 2006 results of operations. This discussion and analysis compares 2006 results to 2005, and 2005 results to 2004. Each discussion focuses first on consolidated results, and then the results of each reportable business segment.

***Analysis of Consolidated Net Sales***

*By Business Segment*

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| | (Millions of dollars) | | |
| Personal Care | **$ 6,740.9** | $ 6,287.4 | $ 5,975.1 |
| Consumer Tissue | **5,982.0** | 5,781.3 | 5,343.0 |
| K-C Professional & Other | **2,718.7** | 2,595.7 | 2,757.7 |
| Health Care | **1,331.8** | 1,226.1 | 1,200.2 |
| Corporate & Other | **32.3** | 31.4 | 24.3 |
| Intersegment sales[(a)] | **(58.8)** | (19.3) | (217.1) |
| Consolidated | **$16,746.9** | $15,902.6 | $15,083.2 |

*By Geographic Area*

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| | (Millions of dollars) | | |
| United States | **$ 9,405.6** | $ 9,093.1 | $ 8,683.5 |
| Canada[(a)] | **538.0** | 516.4 | 911.0 |
| Intergeographic sales[(a)] | **(249.2)** | (254.7) | (554.4) |
| Total North America | **9,694.4** | 9,354.8 | 9,040.1 |
| Europe | **3,153.4** | 3,072.8 | 3,098.3 |
| Asia, Latin America and other | **4,480.9** | 4,019.2 | 3,488.8 |
| Intergeographic sales | **(581.8)** | (544.2) | (544.0) |
| Consolidated | **$16,746.9** | $15,902.6 | $15,083.2 |

(a) The decrease in 2005 is primarily due to the 2004 divestment of pulp operations.

*Commentary:*

*2006 versus 2005*

| | Percent Change in Sales Versus Prior Year | | | | |
|---|---|---|---|---|---|
| | | Change Due To | | | |
| | Total Change | Volume | Net Price | Currency | Mix/ Other |
| Consolidated | 5.3 | 2 | 1 | 1 | 1 |
| Personal Care | 7.2 | 6 | (1) | 1 | 1 |
| Consumer Tissue | 3.5 | (1) | 3 | 1 | 1 |
| K-C Professional & Other | 4.7 | 1 | 2 | 1 | 1 |
| Health Care | 8.6 | 7 | 1 | — | 1 |

Consolidated net sales increased 5.3 percent from 2005. Sales volumes rose more than 2 percent, driven by growth in the personal care and health care segments. Net selling prices increased more than 1 percent, as higher net selling prices for consumer tissue were partially offset by lower net selling prices for personal care. Favorable currency effects, primarily in Korea and Brazil, and improved product mix each added about 1 percent.

- Worldwide sales of personal care products increased 7.2 percent due to higher sales volumes, with each of the regions contributing to the increase, favorable currency effects and improved product mix, partially offset by lower net selling prices.

  In North America, net sales increased about 4 percent principally resulting from higher sales volumes for disposable diapers, continued growth in child care products—GoodNites youth pants and Pull-Ups training pants—Huggies baby wipes and incontinence care products, partially offset by continued lower feminine care sales volumes. Lower net selling prices of about 1 percent due to competitive pressures were partially offset by a favorable Canadian dollar currency effect.

  Net sales in Europe were even with the prior year as higher sales volumes were offset by lower net selling prices. Increased sales volumes, primarily for disposable diapers, were tempered by lower sales volumes for feminine care products.

  In the developing and emerging markets, net sales grew 14 percent with each of the regions contributing to the increase. The overall increase was driven by more than 9 percent higher sales volumes reflecting double-digit growth in Latin America and the Middle East, Africa and Eastern Europe. Favorable product mix, led by results in Korea, and favorable currency effects, primarily in Korea and Brazil, each added about 2 percent to the net sales gain.

- Worldwide net sales of consumer tissue products increased 3.5 percent primarily due to higher net selling prices in each geographic region.

  In North America, net sales were nearly 4 percent higher principally due to increased net selling prices as the benefit of improved product mix was partially offset by lower sales volumes. The higher net selling prices resulted from price increases in February 2006 on bathroom tissue and towels, and a price increase in April 2006 for facial tissue. The price increases were tempered by higher promotional spending.

  In Europe, net sales declined about 1 percent because higher net selling prices and favorable product mix did not offset lower sales volumes. The lower sales volumes were due, in part, to the strategy of exiting low margin businesses.

  In the developing and emerging markets, net sales advanced about 9 percent. Sales volumes increased more than 1 percent, net selling prices rose nearly 4 percent and favorable product mix and currency each added nearly 2 percent. Each of the regions contributed to the higher net selling prices, and Korea and Brazil provided the most significant currency gains.

- Worldwide net sales of K-C Professional & Other products increased 4.7 percent due to 2 percent higher net selling prices, while sales volumes, favorable product mix and currency each added about 1 percent. North America led the higher net selling prices due to several contract price increases over the last two years.

- Worldwide net sales of health care products rose 8.6 percent on the strength of nearly 7 percent higher sales volumes. The sales volume growth reflects gains for face masks, sterilization wrap and the new Sterling Nitrile exam glove. Higher net selling prices and favorable product mix each contributed about 1 percent to the increase.

*2005 versus 2004*

| | Percent Change in Sales Versus Prior Year | | | | | |
|---|---|---|---|---|---|---|
| | | Change Due To | | | | |
| | Total Change | Volume | Net Price | Currency | Mix/ Other | Pulp Sales |
| Consolidated | 5.4 | 3 | 1 | 2 | — | (1) |
| Personal Care | 5.2 | 4 | — | 2 | (1) | — |
| Consumer Tissue | 8.2 | 4 | 2 | 1 | 1 | — |
| K-C Professional & Other | (5.9) | 3 | 1 | 1 | — | (11) |
| Health Care | 2.2 | 3 | (1) | — | — | — |

Consolidated net sales increased 5.4 percent from 2004. Sales volumes rose more than 3 percent with each of the business segments contributing to the increase. Currency effects added nearly 2 percent to the increase primarily due to strengthening of the South Korean won, the Brazilian real, the Canadian dollar and the Australian dollar. Net selling prices increased 1 percent offset by a reduction in net sales due to the divestiture of the pulp operations as part of the spin-off of Neenah Paper on November 30, 2004.

- Worldwide net sales of personal care products increased 5.2 percent due to higher sales volumes, primarily in North and Latin America, and favorable currency effects related to the previously mentioned currencies and higher net selling prices in the developing and emerging markets. These positive factors were partially offset by lower net selling prices in North America and Europe.

  In North America, net sales increased more than 1 percent resulting from 3 percent higher sales volumes reflecting higher sales of Huggies diapers, growth in child care products—GoodNites youth underpants, Pull-Ups training pants and Little Swimmers swimpants—and incontinence brands Poise and Depend, partially offset by lower feminine care sales volumes. Lower net selling prices of about 1 percent and an unfavorable product mix tempered the effect of the overall higher sales volumes.

  Net sales in Europe declined nearly 5 percent. Higher sales volumes for diapers were more than offset by reduced sales volumes for feminine care products. Overall net selling prices decreased about 7 percent due to continued competitive pressure. Currency effects provided a more than 1 percent favorable impact on the comparison.

  In the developing and emerging markets, net sales grew nearly 16 percent driven by about 6 percent higher sales volumes and favorable currency effects of the same magnitude. The advance in sales volume was led by double-digit growth in Latin America with increases across the region. Asia also contributed to the sales volume increase. The favorable currency effects occurred primarily in Korea, Brazil and Australia. Net selling prices increased about 3 percent with gains in each of the geographic regions.

- Worldwide net sales of consumer tissue products rose 8.2 percent on the strength of increased sales volumes and net selling prices in North America, higher sales volumes in the developing and emerging markets and favorable currency effects. These favorable impacts were tempered by lower net selling prices in Europe.

  In North America, net sales advanced nearly 11 percent as higher sales volumes and higher net selling prices each contributed about 5 percent to the improvement. A more favorable product sales mix also added about 1 percent. The higher sales volumes were driven by the introduction of Scott Extra Soft bathroom tissue in February 2005. List price increases on bathroom and facial tissue and on towels that occurred in August 2004 resulted in the higher net selling prices. Kleenex Anti-Viral facial tissue, introduced in September 2004, was the primary leader in the improved product mix.

In Europe, net sales decreased nearly 2 percent principally due to over 3 percent lower net selling prices reflecting continuing competitive pressures. Sales volumes were even with the prior year and currency provided about a 1 percent favorable effect.

In the developing and emerging markets, net sales increased approximately 16 percent primarily due to about 8 percent higher sales volumes and approximately 6 percent favorable currency effects. Korea, Australia and Brazil were the most significant contributors to both sales volume and currency gains.

- Worldwide net sales for K-C Professional & Other products decreased 5.9 percent. The divestiture of the pulp operations included in the Neenah Paper spin-off reduced net sales by about 11 percent. Overall sales volumes increased approximately 3 percent while net selling prices and favorable currency effects each added about 1 percent.
- Worldwide net sales of health care products increased 2.2 percent on sales volume growth of nearly 3 percent partially offset by lower net selling prices of about 1 percent.

***Analysis of Consolidated Operating Profit***

*By Business Segment*

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (Millions of dollars) | | |
| Personal Care | **$1,302.5** | $1,242.2 | $1,253.2 |
| Consumer Tissue | **772.6** | 805.8 | 803.1 |
| K-C Professional & Other | **437.1** | 446.9 | 387.1 |
| Health Care | **246.2** | 226.3 | 269.5 |
| Other income and (expense), net | **(32.3)** | (27.2) | (51.2) |
| Corporate & Other | **(624.6)** | (383.4) | (155.3) |
| Consolidated | **$2,101.5** | $2,310.6 | $2,506.4 |

*By Geographic Area*

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (Millions of dollars) | | |
| United States | **$1,856.2** | $1,973.5 | $1,953.1 |
| Canada | **142.8** | 107.7 | 122.0 |
| Europe | **211.1** | 165.9 | 221.0 |
| Asia, Latin America and other | **548.3** | 474.1 | 416.8 |
| Other income and (expense), net | **(32.3)** | (27.2) | (51.2) |
| Corporate & Other | **(624.6)** | (383.4) | (155.3) |
| Consolidated | **$2,101.5** | $2,310.6 | $2,506.4 |

Note: Other income and (expense), net and Corporate & Other include the following amounts of pretax charges for the strategic cost reductions.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (Millions of dollars) | | |
| Other income and (expense), net | $ (8.0) | $ — | $ — |
| Corporate & Other | (476.4) | (228.6) | — |

PART II
(Continued)

*Commentary:*

2006 versus 2005

| | Percentage Change in Operating Profit Versus Prior Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Change Due To | | | | | |
| | Total Change | Volume | Net Price | Raw Materials Cost | Energy and Distribution Expense | Currency | Other[a] |
| Consolidated | (9.0) | 7 | 9 | (10) | (8) | 2 | (9)[b] |
| Personal Care | 4.9 | 10 | (5) | (7) | (2) | 2 | 7 |
| Consumer Tissue | (4.1) | (2) | 23 | (11) | (13) | — | (1) |
| K-C Professional & Other | (2.2) | (1) | 13 | (7) | (7) | 1 | (1) |
| Health Care | 8.8 | 19 | 4 | (11) | (5) | — | 2 |

(a) Includes the benefit of cost savings achieved, net of higher marketing and general expenses.

(b) Charges for strategic cost reductions were $255.8 million higher in 2006 than in 2005.

Consolidated operating profit declined 9.0 percent or $209.1 million. Primary factors that affected the comparison were approximately $256 million of higher charges in 2006 for the Strategic Cost Reduction Plan that are not included in the business segments (as discussed later in this MD&A and in Item 8, Note 2 to the Consolidated Financial Statements), cost inflation of about $385 million and higher marketing, research and general expenses. Partially offsetting those factors were gross cost savings of about $265 million, higher net selling prices and increased sales volumes. As discussed in Note 7 to the Consolidated Financial Statements, effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment* ("SFAS 123R"). Stock option expense under the provisions of SFAS 123R reduced 2006 operating profit by about $35 million. Operating profit as a percent of net sales declined to 12.5 percent from 14.5 percent in 2005.

- Operating profit for personal care products increased 4.9 percent. Cost savings and higher sales volumes more than offset raw material cost inflation—primarily for polymer resins and superabsorbents—and lower net selling prices.

  Operating profit in North America was even with last year as higher sales volumes and cost savings were offset by lower net selling prices, materials cost inflation and higher manufacturing costs partly related to product improvements. In Europe, operating results improved due to higher sales volumes, cost savings and lower marketing, research and general expenses. Operating profit in the developing and emerging markets increased more than 10 percent primarily due to increased sales volumes and improved product mix, tempered by increased marketing expenses.

- Operating profit for consumer tissue products decreased 4.1 percent as higher net selling prices were more than offset by cost inflation, primarily for pulp, increased energy and distribution expenses and higher marketing, research and general expenses.

  In North America, operating profit declined nearly 3 percent due to higher pulp, energy, distribution, manufacturing and start-up costs that more than offset higher net selling prices. Operating profit in Europe decreased as higher pulp and energy costs and increased manufacturing expenses more than offset higher net selling prices and cost savings. In the developing and emerging markets, operating profit declined as higher pulp, distribution and marketing, research and general expenses more than offset the increased net selling prices.

- Operating profit for K-C Professional & Other products declined 2.2 percent because higher pulp, energy and distribution costs and increased marketing, research and general expenses more than offset higher net selling prices and cost savings.

- Operating profit for health care products increased 8.8 percent. The higher sales volumes, favorable product mix and cost savings combined to more than offset raw materials inflation and higher general expenses.

*Strategic Cost Reduction Plan*

During 2006, the Corporation made progress implementing the Strategic Cost Reduction Plan that will support the targeted growth investments announced in July 2005. As previously disclosed, management expects this plan to reduce costs by streamlining manufacturing and administrative operations, primarily in North America and Europe, creating a more competitive platform for growth and margin improvement.

Pretax charges totaling $484.4 million and $228.6 million for these cost reduction initiatives ($345.0 million and $167.6 million after tax) were recorded in 2006 and 2005, respectively. See Item 8, Note 2 to the Consolidated Financial Statements for the detail of the costs recorded in 2006 and 2005.

Based on current estimates, the strategic cost reductions are expected to result in cumulative charges of approximately $950 million to $1.0 billion before tax ($665—$700 million after tax) by the end of 2008. The change in estimate from the previous range of $1.0 billion to $1.1 billion was primarily due to reduced severances because of higher attrition and higher than anticipated proceeds from asset sales. The Corporation expects these actions will yield anticipated annual pretax savings of at least $350 million by 2009. Continuous productivity gains over the last several years along with investments in state-of-the-art manufacturing capacity are enabling the Corporation to consolidate production at fewer facilities. Cash costs related to the sale, closure or streamlining of operations, relocation of equipment, severance and other expenses are expected to account for less than 40 percent of the charges. Noncash charges consist primarily of incremental depreciation and amortization and asset write downs.

By the end of 2008, management anticipates there will be a net workforce reduction of about 10 percent, or approximately 6,000 employees. As of December 31, 2006, a net workforce reduction of more than 3,000 had occurred. Approximately 20 manufacturing facilities, or 17 percent of the Corporation's worldwide total, are expected to be sold or closed and an additional 4 facilities are expected to be streamlined. There is a particular focus on Europe, aimed at improving business results in the region. The Corporation intends to consolidate and streamline manufacturing facilities, further improve operating efficiencies, and reduce selling, general and administrative expenses while reinvesting in key growth opportunities there. As of December 31, 2006, charges have been recorded related to the cost reduction initiatives for 23 facilities.

The strategic cost reductions are corporate decisions and are not included in the business segments' operating profit performance. See Item 8, Note 17 to the Consolidated Financial Statements for the 2006 and 2005 costs of the strategic cost reductions by business segment and geographic area.

*Other income and (expense), net*

Other income and (expense), net increased by $5.1 million in 2006. While currency transaction losses were lower in 2006 than the prior year, 2005 included income of approximately $22 million from an insurance claim for partial recovery of damages related to a fire in 2004 at a facility in Europe. Also included in 2006 are costs of $8.0 million for facilities disposed of as part of the strategic cost reduction plan.

*2005 versus 2004*

| | Percentage Change in Operating Profit Versus Prior Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Change Due To | | | | | |
| | Total Change | Volume | Net Price | Raw Materials Cost | Energy and Distribution Expense | Currency | Other[a] |
| Consolidated | (7.8) | 7 | 4 | (9) | (7) | 1 | (4)[b] |
| Personal Care | (0.9) | 6 | (2) | (12) | (2) | 3 | 6 |
| Consumer Tissue | 0.3 | 7 | 11 | (4) | (14) | 1 | (1) |
| K-C Professional & Other | 15.4 | 9 | 8 | (4) | (7) | 2 | 7[c] |
| Health Care | (16.0) | 7 | (4) | (10) | (3) | — | (6) |

(a) Includes the benefits of cost savings achieved, net of increased marketing and research costs.

(b) Includes costs aggregating $228.6 million for the strategic cost reductions.

(c) Operating losses from divested pulp operations were included in 2004.

Consolidated operating profit decreased 7.8 percent. Significant items that negatively affected operating profit were approximately $229 million of charges related to the previously discussed strategic cost reduction plan, cost inflation of about $400 million and higher marketing, research and general expenses. Those items were partially offset by gross cost savings of nearly $210 million, increased sales volumes and higher net selling prices. Operating profit as a percent of net sales declined to 14.5 percent from 16.6 percent for 2004.

- Operating profit for personal care products decreased .9 percent. Cost savings, higher sales volumes and favorable currency effects were offset by materials cost inflation—particularly for polymer resins and superabsorbents, lower net selling prices and increased costs for marketing and research activities. The year-over-year change in operating profit was also affected by about $37 million of costs in 2004 to improve the efficiency of the Corporation's diaper operations.

  Operating profit in North America declined about 3 percent as materials cost inflation, lower net selling prices and higher distribution costs more than offset cost savings and the higher sales volumes. In Europe, operating profit decreased primarily due to the lower net selling prices. Operating profit in the developing and emerging markets increased nearly 16 percent due to the higher sales volumes, higher net selling prices and favorable currency effects, tempered by higher marketing and administrative costs.

- Operating profit for consumer tissue products was essentially even with last year, an increase of .3 percent. The higher net selling prices, higher sales volumes and cost savings were offset by cost inflation for materials, energy and distribution, and higher marketing and research expenses.

  In North America, operating profit grew almost 8 percent because the higher net selling prices and increased sales volumes more than offset the cost inflation. Operating profit in Europe decreased principally due to the effects of the competitive lower net selling prices. In the developing and emerging markets, operating profit advanced approximately 19 percent on the strength of the higher sales volumes and a favorable product mix.

- Operating profit for the K-C Professional & Other segment increased 15.4 percent. The higher sales volumes and higher net selling prices combined with cost savings and the absence of operating losses related to the divested pulp operations allowed the segment to overcome materials and energy related cost inflation.

- Operating profit for the health care segment decreased 16.0 percent. Increased raw materials costs, principally for polymers, higher energy and distribution costs and the lower net selling prices more than offset the benefits of the higher sales volumes and cost savings.

*Other Income and (expense), net*

Other income and (expense), net decreased compared with 2004 primarily due to the previously described income in 2005 of approximately $22 million from an insurance claim. Increased currency transaction losses in 2005 were mitigated by lower write-offs related to the Corporation's investments in historic real estate restoration projects.

***Additional Income Statement Commentary***

*Synthetic Fuel Partnerships*

As described in Item 8, Note 14 to the Consolidated Financial Statements, the Corporation owns minority interests in two synthetic fuel partnerships. Pretax losses from participation in these partnerships are reported as nonoperating expense in the Consolidated Income Statement. The $113.5 million decrease in these losses in 2006 compared with 2005 was primarily due to the partnerships reducing operations in anticipation of the phase-out of related tax credits as the price of crude oil increased during 2006. The Corporation's income tax provision in 2006 was $148.3 million higher as a result of decreased income tax credits and tax benefits compared with 2005. For 2005, the $20.6 million increase in these losses compared with 2004 was primarily due to the Corporation's full-year participation in one of the partnerships versus a partial year in 2004. The Corporation's income tax provision was lowered by $34.5 million in 2005 compared with 2004 as a result of increased income tax credits and tax benefits of the higher nonoperating expenses. Diluted earnings per share benefited by $.04 in 2006 compared with $.12 and $.08 in 2005 and 2004, respectively, from the synthetic fuel investments.

<u>*2006 versus 2005*</u>

- Interest expense increased primarily due to higher average interest rates.
- The Corporation's effective tax rate was 25.4 percent in 2006 compared with 22.3 percent in 2005 primarily due to the reduced benefits from the synthetic fuel partnerships discussed above.
- The Corporation's share of net income of equity companies increased $82.0 million including $45.6 million that was its share of a gain realized by Kimberly-Clark de Mexico, S.A.B. de C.V. ("KCM") from the sale of KCM's pulp and paper business in the fourth quarter of 2006. The remainder of the increase was driven by continued double-digit profit growth for KCM's consumer business as well as lower currency transaction losses at KCM compared with 2005.
- Minority owners' share of subsidiaries' net income increased $8.3 million primarily because of higher earnings of companies in the developing and emerging markets.
- As a result of the Corporation's share repurchase program, the average number of common shares outstanding declined, which benefited 2006 net income by $.11 per share.

<u>*2005 versus 2004*</u>

- Interest expense increased due to both a higher average level of debt and higher interest rates.
- The Corporation's effective income tax rate was 22.3 percent in 2005 compared with 22.0 percent in 2004. The most significant factors causing the increase were the taxes on the dividends received under the American Jobs Creation Act partially offset by the increased synthetic fuel credits.
- The Corporation's share of net income of equity companies increased $11.8 million from 2004 primarily due to higher earnings at KCM. KCM's results were driven by a nearly 16 percent increase in sales due to volume growth in its consumer businesses and higher selling prices. However, its earnings growth was tempered by currency losses.

- Minority owners' share of subsidiaries' net income increased $12.6 million primarily due to higher earnings of companies in the developing and emerging markets.
- As a result of the Corporation's share repurchase program, the average number of common shares outstanding declined, which benefited 2005 net income by $.14 per share.

## Liquidity and Capital Resources

| | Year Ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| | (Millions of dollars) | |
| Cash provided by operations | **$2,579.5** | $2,311.8 |
| Capital spending | **972.1** | 709.6 |
| Acquisitions of businesses, net of cash acquired | **99.6** | 17.4 |
| Ratio of total debt and preferred securities to capital (a) | **40.3%** | 43.5% |
| Pretax interest coverage—times | **8.0** | 9.3 |

(a) Capital is total debt and preferred securities plus stockholders' equity and minority owners' interest in subsidiaries.

*Cash Flow Commentary:*

Cash provided by operations increased $267.7 million, including a special dividend of $123 million from KCM, and the balance of the increase was primarily due to reduced investment in working capital.

*Contractual Obligations:*

The following table presents the Corporation's total contractual obligations for which cash flows are fixed or determinable.

| | Total | 2007 | 2008 | 2009 | 2010 | 2011 | 2012+ |
|---|---|---|---|---|---|---|---|
| | | | (Millions of dollars) | | | | |
| Contractual obligations | | | | | | | |
| Long-term debt | $2,813 | $ 537 | $ 27 | $ 56 | $ 33 | $ 5 | $2,155 |
| Interest payments on long-term debt | 1,207 | 129 | 121 | 112 | 108 | 105 | 632 |
| Operating leases | 451 | 84 | 71 | 61 | 49 | 41 | 145 |
| Unconditional purchase obligations | 1,657 | 489 | 375 | 281 | 196 | 54 | 262 |
| Open purchase orders | 850 | 850 | — | — | — | — | — |
| Total contractual obligations | $6,978 | $2,089 | $594 | $510 | $386 | $205 | $3,194 |

*Obligations Commentary:*

- Projected interest payments for variable-rate debt were calculated based on the outstanding principal amounts and prevailing market rates as of December 31, 2006.
- The unconditional purchase obligations are for the purchase of raw materials, primarily pulp and utilities. Although the Corporation is primarily liable for payments on the above operating leases and unconditional purchase obligations, based on historic operating performance and forecasted future cash flows, management believes the Corporation's exposure to losses, if any, under these arrangements is not material.

- The open purchase orders displayed in the table represent amounts the Corporation anticipates will become payable within the next year for goods and services it has negotiated for delivery.

The above table does not include future payments that the Corporation will make for other postretirement benefit obligations. Those amounts are estimated using actuarial assumptions, including expected future service, to project the future obligations. Based upon those projections, the Corporation anticipates making annual payments for these obligations within a range from more than $85 million in 2007 to more than $95 million by 2016.

Deferred taxes, minority interest and payments related to pension plans are also not included in the table.

A consolidated financing subsidiary has issued preferred securities that are in substance perpetual and are callable by the subsidiary in November 2008 and each 20-year anniversary thereafter. Management currently anticipates that these securities will not be called in November 2008, the next call date, and therefore they are not included in the above table. (See Item 8, Note 6 to the Consolidated Financial Statements for additional detail regarding these securities.)

*Investing Commentary:*

- During 2006, the Corporation's capital spending of $972.1 million, which was equal to 5.8 percent of net sales, was within the long-term targeted range of 5 percent to 6 percent of net sales. Management believes that the capital spending target range is appropriate.
- During the fourth quarter of 2006, the Corporation acquired the remaining 30 percent interest in its Brazilian subsidiary, Kimberly-Clark Kenko Industrie e Comercio Ltda. (See Item 8, Note 4 to the Consolidated Financial Statements for additional detail.)

*Financing Commentary:*

- At December 31, 2006 total debt and preferred securities was $4.4 billion compared with $4.6 billion last year end.
- During the fourth quarter of 2006, the Corporation issued $200 million of 5.263% dealer remarketable securities that have a final maturity in 2016. These securities are classified as current portion of long-term debt as the result of the remarketing provisions of these debt instruments, which require that each year the securities either be remarketed by the dealer or repaid by the Corporation. Proceeds from the sale of the notes were used for general corporate purposes and for the reduction of existing indebtedness, including portions of the Corporation's outstanding commercial paper program.
- At December 31, 2006, the Corporation had fixed-to-floating interest rate swap agreements related to a $500 million 5.0% Note that matures on August 15, 2013.
- In October 2006, Moody's Investor Service downgraded the Corporation's long term credit rating from Aa2 with a negative outlook to Aa3 with a stable outlook. Standard & Poor's maintained their AA- rating and a stable outlook. The Corporation's commercial paper ratings are unchanged at P-1 and A-1+ by Moody's Investor Service and Standard & Poor's, respectively.
- At December 31, 2006, the Corporation had $1.5 billion of revolving credit facilities. These facilities, unused at December 31, 2006, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. These facilities expire in June 2010. The Corporation anticipates that these facilities will be renewed when they expire.

- For the full year 2006, the Corporation repurchased approximately 12 million shares of its common stock at a cost of approximately $750 million, including nearly 4.3 million shares repurchased during the fourth quarter at a cost of approximately $286 million. The monthly detail of share repurchases for the fourth quarter of 2006 is included in Part II Item 5 of this Form 10-K.

Management believes that the Corporation's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending, payment of dividends, repurchases of common stock and other needs in the foreseeable future.

### Variable Interest Entities

The Corporation has interests in the following financing and real estate entities and synthetic fuel partnerships described in Item 8, Note 14 to the Consolidated Financial Statements, all of which are subject to the requirements of Financial Accounting Standards Board Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities—an Interpretation of ARB 51* ("FIN 46R").

*Financing Entities*

The Corporation holds a significant interest in two financing entities that were used to monetize long-term notes received from the sale of certain nonstrategic timberlands and related assets to nonaffiliated buyers. These transactions qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes contained in SFAS No. 66, *Accounting for Sales of Real Estate*. These sales involved notes receivable with an aggregate face value of $617 million and a fair value of approximately $593 million at the date of sale. The notes receivable are backed by irrevocable standby letters of credit issued by money center banks, which aggregated $617 million at December 31, 2006.

Because the Corporation desired to monetize the $617 million of notes receivable and continue the deferral of current income taxes on the gains the Corporation transferred the notes received from the sales to noncontrolled financing entities. The Corporation has minority voting interests in each of the financing entities (collectively, the "Financing Entities"). The transfers of the notes and certain other assets to the Financing Entities were made at fair value, were accounted for as asset sales and resulted in no gain or loss. In conjunction with the transfer of the notes and other assets, the Financing Entities became obligated for $617 million in third-party debt financing. A nonaffiliated financial institution has made substantive capital investments in each of the Financing Entities, has majority voting control over them and has substantive risks and rewards of ownership of the assets in the Financing Entities. The Corporation also contributed intercompany notes receivable aggregating $662 million and intercompany preferred stock of $50 million to the Financing Entities, which serve as secondary collateral for the third-party lending arrangements. In the unlikely event of default by both of the money center banks that provided the irrevocable standby letters of credit, the Corporation could experience a maximum loss of $617 million under these arrangements.

The Corporation has not consolidated the Financing Entities because it is not the primary beneficiary of either entity. Rather, it will continue to account for its ownership interests in these entities using the equity method of accounting. The Corporation retains equity interests in the Financing Entities for which the legal right of offset exists against the intercompany notes. As a result, the intercompany notes payable have been offset against the Corporation's equity interests in the Financing Entities for financial reporting purposes.

See Item 8, Note 6 to the Consolidated Financial Statements, for a description of the Corporation's Luxembourg-based financing subsidiary, which is consolidated because the Corporation is the primary beneficiary of the entity.

*Real Estate Entities*

The Corporation participates in the U.S. affordable housing and historic renovation real estate markets. Investments in these markets are encouraged by laws enacted by the United States Congress and related federal income tax rules and regulations. Accordingly, these investments generate income tax credits and tax losses that are used to reduce the Corporation's income tax liabilities. The Corporation invested in these markets through (i) partnership arrangements as a limited partner, (ii) limited liability companies as a nonmanaging member and (iii) investments in various funds in which the Corporation is one of many noncontrolling investors. These entities borrow money from third parties generally on a nonrecourse basis and invest in and own various real estate projects.

Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities—an Interpretation of ARB 51*, requires the Corporation to consolidate certain real estate entities because it is the primary beneficiary of them. At December 31, 2006, the carrying amount of assets of these entities, aggregating $4.9 million, serves as collateral for $3.7 million of obligations of these ventures. The assets are classified as property, plant and equipment on the consolidated balance sheet. Neither the creditors nor the other beneficial interest holders of these consolidated ventures have recourse to the general credit of the Corporation.

The Corporation accounts for its interests in its nonconsolidated real estate entities by the equity method of accounting or by the effective yield method, as appropriate, and has accounted for the related income tax credits and other tax benefits as a reduction in its income tax provision. As of December 31, 2006, the Corporation had net equity of $19.6 million in its nonconsolidated real estate entities. The Corporation has earned income tax credits totaling approximately $97.7 million, $84.1 million and $71.8 million through 2006, 2005 and 2004, respectively. As of December 31, 2006, total permanent financing debt for the nonconsolidated entities was $283.5 million. A total of $35.0 million of the permanent financing debt is guaranteed by the Corporation and the remainder of this debt is not supported or guaranteed by the Corporation. Except for the guaranteed portion, permanent financing debt is secured solely by the properties and is nonrecourse to the Corporation. From time to time, temporary interim financing is guaranteed by the Corporation. In general, the Corporation's interim financing guarantees are eliminated at the time permanent financing is obtained. At December 31, 2006, $49.3 million of temporary interim financing associated with these nonconsolidated real estate entities was guaranteed by the Corporation.

If the Corporation's investments in its nonconsolidated real estate entities were to be disposed of at their carrying amounts, a portion of the tax credits may be recaptured and may result in a charge to earnings. As of December 31, 2006, this recapture risk is estimated to be $36.6 million. The Corporation has no current intention of disposing of these investments during the recapture period, nor does it anticipate the need to do so in the foreseeable future in order to satisfy any anticipated liquidity need. Accordingly, the recapture risk is considered to be remote.

At December 31, 2006, the Corporation's maximum loss exposure for its nonconsolidated real estate entities is estimated to be $140.5 million and was comprised of its net equity in these entities of $19.6 million, its permanent financing guarantees of $35.0 million, its interim financing guarantees of $49.3 million and the income tax credit recapture risk of $36.6 million.

**Critical Accounting Policies and Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The critical accounting policies used by management in the preparation of the Corporation's consolidated financial statements are those that are important both to the presentation of the Corporation's financial condition and results of operations and require significant judgments by management with regard to estimates used. The critical judgments by management relate to consumer and trade promotion and rebate accruals, pension benefits and other postretirement benefits, retained insurable risks, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill and long-lived assets and for determining the primary beneficiary of variable interest entities, deferred income taxes and potential income tax assessments, and loss contingencies. The Corporation's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors.

*Promotion and Rebate Accruals*

Among those factors affecting the accruals for promotions are estimates of the number of consumer coupons that will be redeemed and the type and number of activities within promotional programs between the Corporation and its trade customers. Rebate accruals are based on estimates of the quantity of products distributors have sold to specific customers. Generally, the estimates for consumer coupon costs are based on historical patterns of coupon redemption, influenced by judgments about current market conditions such as competitive activity in specific product categories. Estimates of trade promotion liabilities for promotional program costs incurred, but unpaid, are generally based on estimates of the quantity of customer sales, timing of promotional activities and forecasted costs for activities within the promotional programs. Settlement of these liabilities sometimes occurs in periods subsequent to the date of the promotion activity. Trade promotion programs include introductory marketing funds such as slotting fees, cooperative marketing programs, temporary price reductions, favorable end-of-aisle or in-store product displays and other activities conducted by the customers to promote the Corporation's products. Promotion accruals as of December 31, 2006 and 2005 were $296.8 million and $235.3 million, respectively. Rebate accruals as of December 31, 2006 and 2005 were $214.5 million and $160.2 million, respectively.

*Pension and Other Postretirement Benefits*

*Pension Benefits*

The Corporation and its subsidiaries in North America and the United Kingdom have defined benefit pension plans (the "Principal Plans") and/or defined contribution retirement plans covering substantially all regular employees. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for the qualified defined benefit plans in North America and the defined benefit plans in the United Kingdom is to contribute assets to the higher of the accumulated benefit obligation ("ABO") or regulatory minimum requirements. Subject to regulatory requirements and tax deductibility limits, any funding shortfall will be eliminated over a reasonable number of years.

Nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code are not funded. Funding for the remaining defined benefit plans outside the U.S. is based on legal requirements, tax considerations, investment opportunities, and customary business practices in such countries.

Consolidated pension expense for defined benefit pension plans was $166.9 million in 2006 compared with $156.8 million for 2005. Pension expense included incremental costs of about $11 million and $2 million in 2006 and 2005, respectively, for special pension benefits related to the strategic cost reductions. Pension expense is calculated based upon a number of actuarial assumptions applied to each of the defined benefit plans. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense was 8.28 percent in 2006 compared with 8.29 percent in 2005 and will be 8.27 percent in 2007. The expected long-term rate of return on pension fund assets was determined based on several factors, including input from the Corporation's pension investment consultants and projected long-term returns of broad equity and bond indices. The U.S. plan's historical 15-year and 20-year compounded annual returns of 9.9 percent and 10.9 percent, respectively, which have been in excess of these broad equity and bond benchmark indices, were also considered. On average, the investment managers for each of the plans comprising the Principal Plans are anticipated to generate annual long-term rates of return of at least 8.5 percent. The expected long-term rate of return on the assets in the Principal Plans is based on an asset allocation assumption of about 70 percent with equity managers, with expected long-term rates of return of approximately 10 percent, and about 30 percent with fixed income managers, with an expected long-term rate of return of about 6 percent. Actual asset allocation is regularly reviewed and it is periodically rebalanced to the targeted allocation when considered appropriate. Also, when deemed appropriate, hedging strategies are executed using index options and futures to limit the downside exposure of certain investments by trading off upside potential above an acceptable level. This hedging strategy was last executed for 2003. No hedging instruments are currently in place. Long-term rate of return assumptions continue to be evaluated at least annually and are adjusted as necessary.

Pension expense is determined using the fair value of assets rather than a calculated value that averages gains and losses ("Calculated Value") over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of assets and the actual return based on the fair value of assets. The variance between actual and expected gains and losses on pension assets are recognized in pension expense more rapidly than they would be if a Calculated Value was used for plan assets. As of December 31, 2006, the Principal Plans had cumulative unrecognized investment losses and other actuarial losses of approximately $1.4 billion. These unrecognized net losses may increase future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, or (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate pension obligations, or (iii) other actuarial gains, including whether such accumulated actuarial losses at each measurement date exceed the "corridor" determined under SFAS No. 87, *Employers' Accounting for Pensions.*

The discount (or settlement) rate used to determine the present value of the Corporation's future U.S. pension obligations at December 31, 2006 was based on a yield curve constructed from a portfolio of high quality corporate debt securities with maturities ranging from 1 year to 30 years. Each year's expected future benefit payments were discounted to their present value at the appropriate yield curve rate thereby generating the overall discount rate for U.S. pension obligations. For the non-U.S. Principal Plans, discount rates are established using the long-term local government bond rates increased by the interest rate spread between the U.S. discount rate and long-term U.S. government bond rates subject to consistency with the prevailing range of discount rates used by other companies in those jurisdictions. The weighted-average discount rate for the Principal Plans increased to 5.71 percent at December 31, 2006 from 5.54 percent at December 31, 2005.

Consolidated pension expense is estimated to approximate $116 million in 2007. This estimate reflects the effect of the actuarial losses and is based on an expected weighted-average long-term rate of return on assets in the Principal Plans of 8.5 percent, a weighted-average discount rate for the Principal Plans of 5.71 percent and various other assumptions. Pension expense beyond 2007 will depend on future investment performance, the Corporation's contributions to the pension trusts, changes in discount rates and various other factors related to the covered employees in the plans.

If the expected long-term rate of return on assets for the Principal Plans was lowered by 0.25 percent, our annual pension expense would increase by approximately $10 million. If the discount rate assumptions for these same plans were reduced by 0.25 percent, annual pension expense would increase by approximately $16 million and the December 31, 2006 pension liability would increase by about $193 million.

The fair value of the assets in the Corporation's defined benefit plans was $4.6 billion and $4.1 billion at December 31, 2006 and December 31, 2005, respectively. The projected benefit obligations of the defined benefit plans exceeded the fair value of plan assets by approximately $1.1 billion and $1.4 billion at December 31, 2006 and December 31, 2005, respectively. On a consolidated basis, the Corporation contributed about $132 million to pension trusts in 2006 compared with $117 million in 2005. In addition, the Corporation made direct benefit payments of $12.8 million in 2006 compared to $11.9 million in 2005. While the Corporation is not required to make a contribution in 2007 to the U.S. plan, the benefit of a contribution will be evaluated. The Corporation currently anticipates contributing about $94 million to its pension plans outside the U.S. in 2007.

The discount rate used for each country's pension obligation is similar to the discount rate used for that country's other postretirement obligation. The discount rates displayed for the two types of obligations for the Corporation's consolidated operations may appear different due to the weighting used in the calculation of the two weighted-average discount rates.

*Other Postretirement Benefits*

Substantially all North American retirees and employees are covered by unfunded health care and life insurance benefit plans. Certain benefits are based on years of service and/or age at retirement. The plans are principally noncontributory for employees who were eligible to retire before 1993 and contributory for most employees who retire after 1992, except that the Corporation provides no subsidized benefits to most employees hired after 2003. These plans are not funded until the year in which payments are made for benefit claims.

The Corporation's contributions to the plans and direct benefit payments were $69.2 million in 2006 compared with $66.5 million in 2005. The determination of the discount rates used to calculate the benefit obligations of the plans are discussed in the pension benefit section above. If the discount rate assumptions for these plans were reduced by 0.25 percent, our annual other postretirement benefit expense would increase by approximately $1 million and the December 31, 2006 benefit liability would increase by about $19 million.

Prior to 2004, certain U.S. plans limited the Corporation's cost of future annual per capita retiree medical benefits to no more than 200 percent of the 1992 annual per capita cost. These plans reached this limitation (the "Cap") and were amended during 2003. Among other things, the amendments index the Cap by 3 percent annually beginning in 2005 for certain employees retiring on or before April 1, 2004 and limit the Corporation's future cost for retiree health care benefits to a defined fixed per capita cost for certain employees retiring after April 1, 2004.

The health care cost trend rate is based on a combination of inputs including the Corporation's recent claims history and insights from external advisers regarding recent developments in the health care marketplace, as well as projections of future trends in the marketplace. The annual increase in the consolidated weighted-average health care cost trend rate is expected to be 9.34 percent in 2007, 8.36 percent in 2008 and to gradually decline to 5.17 percent in 2019 and thereafter. See Item 8, Note 8 to the Consolidated Financial Statements for disclosure of the effect of a one percentage point change in the health care cost trend rate.

*Retained Insurable Risks*

Selected insurable risks are retained, primarily those related to property damage, workers' compensation, and product, automobile and premises liability based upon historical loss patterns and management's judgment of cost effective risk retention. Accrued liabilities for incurred but not reported events, principally related to workers' compensation and automobile liability, are based upon loss development factors provided to the Corporation by external insurance brokers and are not discounted.

*Property and Depreciation*

Estimating the useful lives of property, plant and equipment requires the exercise of management judgment, and actual lives may differ from these estimates. Changes to these initial useful life estimates are made when appropriate. Property, plant and equipment are tested for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* whenever events or changes in circumstances indicate that the carrying amounts of such long-lived assets may not be recoverable from future net pretax cash flows. Impairment testing requires significant management judgment including estimating the future success of product lines, future sales volumes, growth rates for selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. Impairment testing is conducted at the lowest level where cash flows can be measured and are independent of cash flows of other assets. An asset impairment would be indicated if the sum of the expected future net pretax cash flows from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying amount. The determination of fair value is based on an expected present value technique in which multiple cash flow scenarios that reflect a range of possible outcomes and a risk free rate of interest are used to estimate fair value.

The estimates and assumptions used in the impairment analysis are consistent with the business plans, including the Strategic Cost Reduction Plan, and estimates used to manage business operations and to make acquisition and divestiture decisions. The use of different assumptions would increase or decrease the estimated fair value of the asset and the impairment charge. Actual outcomes may differ from the estimates. For example, if the Corporation's products fail to achieve volume and pricing estimates or if market conditions change or other significant estimates are not realized, then revenue and cost forecasts may not be achieved, and additional impairment charges may be recognized.

*Goodwill and Other Intangible Assets*

The carrying amount of goodwill is tested annually as of the beginning of the fourth quarter and whenever events or circumstances indicate that impairment may have occurred. Impairment testing is performed in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* Impairment testing is conducted at the operating segment level of the Corporation's businesses and is based on a discounted cash flow approach to determine the fair value of each operating segment. The determination of fair value requires significant management judgment including estimating future sales volumes, selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. Sensitivities of these fair value estimates to changes in assumptions for sales volumes, selling prices and costs are also tested. If the carrying amount of an operating segment that contains goodwill exceeds fair value, a possible impairment would be indicated. If a possible impairment is indicated, the implied fair value of goodwill would be estimated by comparing the carrying amount of the net assets of the unit excluding goodwill to the total fair value of the unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge would be recorded. Judgment is used in assessing whether goodwill should be tested more frequently for impairment than annually. Factors such as unexpected adverse economic conditions, competition, product changes and other external events may require more frequent assessments. The Corporation's annual goodwill impairment testing has been completed and it has been determined that its $2.9 billion of goodwill is not impaired.

The Corporation has no intangible assets with indefinite useful lives. At December 31, 2006, the Corporation has other intangible assets with a gross carrying amount of approximately $289 million and a net carrying amount of about $133 million. These intangibles are being amortized over their estimated useful lives and are tested for impairment whenever events or circumstances indicate that impairment may have occurred. If the carrying amount of an intangible asset exceeds its fair value based on estimated future undiscounted cash flows, an impairment loss would be indicated. The amount of the impairment loss to be recorded would be based on the excess of the carrying amount of the intangible asset over its discounted future cash flows. Judgment is used in assessing whether the carrying amount of intangible assets is not expected to be recoverable over their estimated remaining useful lives. The factors considered are similar to those outlined in the goodwill impairment discussion above.

*Primary Beneficiary Determination of Variable Interest Entities ("VIE")*

The determination of the primary beneficiary of variable interest entities under FIN 46R requires estimating the probable future cash flows of each VIE using a computer simulation model and determining the variability of such cash flows and their present values. Estimating the probable future cash flows of each VIE requires the exercise of significant management judgment. The resulting present values are then allocated to the various participants in each VIE in accordance with their beneficial interests. The participant that is allocated the majority of the present value of the variability is the primary beneficiary and is required to consolidate the VIE under FIN 46R.

*Deferred Income Taxes and Potential Assessments*

As of December 31, 2006, the Corporation has recorded deferred tax assets related to income tax loss carryforwards, income tax credit carryforwards and capital loss carryforwards totaling $742.1 million and has established valuation allowances against these deferred tax assets of $333.0 million, thereby resulting in a net deferred tax asset of $409.1 million. As of December 31, 2005, the net deferred tax asset was $315.4 million. Income tax loss and capital loss carryforwards and tax credit carryforwards are in non-U.S. taxing jurisdictions and in certain states in the U.S. Foreign tax credits earned in the U.S. in current and prior years, which cannot be used currently, also give rise to net deferred tax assets. In determining the valuation allowances to establish against these deferred tax assets, the Corporation considers many factors, including the specific taxing jurisdiction, the carryforward period, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, the Corporation concludes that it is more likely than not that some portion or all of the deferred tax asset will not be realized.

As of December 31, 2006, United States income taxes and foreign withholding taxes have not been provided on approximately $4.4 billion of unremitted earnings of subsidiaries operating outside the U.S. in accordance with Accounting Principles Board ("APB") Opinion No. 23, *Accounting for Income Taxes, Special Areas.* These earnings are considered by management to be invested indefinitely. However, they would be subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. It is not practicable to determine the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings. We periodically determine whether our non-U.S. subsidiaries will invest their undistributed earnings indefinitely and reassess this determination as appropriate. See Item 8, Note 15 to the Consolidated Financial Statements for disclosure of previously unremitted earnings that were repatriated in 2005 under the provisions of the American Jobs Creation Act.

The Corporation accrues liabilities for current income taxes for potential assessments which at December 31, 2006 and 2005 aggregated to $237.2 million and $268.8 million, respectively. The accruals relate to uncertain tax positions in a variety of taxing jurisdictions and are based on what management believes will be the ultimate resolution of these positions. These liabilities may be affected by changing interpretations of laws, rulings by tax authorities, or the expiration of the statute of limitations. The Corporation's U.S. federal income tax returns have been audited through 2003. IRS assessments of additional taxes have been paid through 1998. Refund actions are pending with the IRS Examination Division or Appeals Office for the years 1993 through 1998. Management currently believes that the ultimate resolution of these matters, individually or in the aggregate, will not have a material effect on the Corporation's business, financial condition, results of operations or liquidity.

*Loss Contingencies*

The outcome of loss contingencies and legal proceedings and claims brought against the Corporation is subject to uncertainty. SFAS No. 5, *Accounting for Contingencies,* requires that an estimated loss contingency be accrued by a charge to earnings if it is probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. Disclosure of the contingency is required if there is at least a reasonable possibility that a loss has been incurred. Determination of whether to accrue a loss requires evaluation of the probability of an unfavorable outcome and the ability to make a reasonable estimate. Changes in these estimates could affect the timing and amount of accrual of loss contingencies.

## Legal Matters

*Environmental Matters*

The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

## New Accounting Standards

See Item 8, Note 1 to the Consolidated Financial Statements for a description of new accounting standards and their anticipated effects on the Corporation's financial statements.

## Business Outlook

The Corporation has continued to execute its Global Business Plan to sustain performance and drive shareholder value over the long term. The Corporation expects to continue to execute the plan in 2007, with emphasis on its targeted growth initiatives. The Corporation also expects to continue to reinvest cost savings to support innovation, improve brand equity and advance its capabilities, particularly in the areas of customer development and strategic marketing. Finally, the Corporation intends to remain focused on improving return on invested capital, increasing cash flow and deploying its cash in shareholder-friendly ways.

## Forward-Looking Statements

Certain matters discussed in this Form 10-K or related documents, a portion of which are incorporated herein by reference, concerning, among other things, the business outlook, including new product introductions, cost savings, anticipated costs and benefits related to the Competitive Improvement Initiatives, anticipated financial and operating results, strategies, contingencies and contemplated transactions of the Corporation, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these events will occur or that the Corporation's results will be as estimated.

The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the achievement of future cost savings and projected volume increases. In addition, many factors outside the control of the Corporation, including the prices and availability of the Corporation's raw materials, potential competitive pressures on selling prices or advertising and promotion expenses for the Corporation's products, energy costs, and fluctuations in foreign currency exchange rates, as well as general economic conditions in the markets in which the Corporation does business, could impact the realization of such estimates.

The factors described under Item 1A, "Risk Factors" in this Form 10-K, or in our other Securities and Exchange Commission filings, among others, could cause the Corporation's future results to differ from those expressed in any forward-looking statements made by, or on behalf of, the Corporation. Other factors not presently known to us or that we presently consider immaterial could also affect our business operations and financial results.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational enterprise, the Corporation is exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All foreign currency derivative instruments are either exchange traded or are entered into with major financial institutions. The Corporation's credit exposure under these arrangements is limited to agreements with a positive fair value at the reporting date. Credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

Presented below is a description of the Corporation's most significant risks (foreign currency risk, interest rate risk and commodity price risk) together with a sensitivity analysis, performed annually, of each of these risks based on selected changes in market rates and prices. These analyses reflect management's view of changes which are reasonably possible to occur over a one-year period.

*Foreign Currency Risk*

Foreign currency risk is managed by the systematic use of foreign currency forward, option and swap contracts. The use of these instruments allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management does not foresee or expect any significant change in its foreign currency risk exposures or in the strategies it employs to manage them in the near future.

Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. An annual test is performed to quantify the effects that possible changes in foreign currency exchange rates would have on annual operating profit based on the foreign currency contracts and transactional exposures of the Corporation and its foreign affiliates at the current year-end. The balance sheet effect is calculated by multiplying each affiliate's net monetary asset or liability position by a 10 percent change in the foreign currency exchange rate versus the U.S. dollar. The results of these sensitivity tests are presented in the following paragraphs.

As of December 31, 2006, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving balance sheet transactional exposures would have resulted in a net pretax loss of approximately $30 million. These hypothetical losses on transactional exposures are based on the difference between the December 31, 2006 rates and the assumed rates. In the view of management, the above hypothetical losses resulting from these assumed changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position, results of operations or cash flows.

The translation of the balance sheets of non-U.S. operations from local currencies into U.S. dollars is also sensitive to changes in foreign currency exchange rates. Consequently, an annual test is performed to determine if changes in currency exchange rates would have a significant effect on the translation of the balance sheets of non-U.S. operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments ("UTA") within stockholders' equity. The hypothetical increase in UTA is calculated by multiplying the net assets of these non-U.S. operations by a 10 percent change in the currency exchange rates. The results of this sensitivity test are presented in the following paragraph.

As of December 31, 2006, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the Corporation's foreign currency translation exposures would have reduced stockholders' equity by approximately $541 million. These hypothetical adjustments in UTA are based on the difference between the December 31, 2006 exchange rates and the assumed rates. In the view of management, the above UTA adjustments resulting from these assumed changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position.

*Interest Rate Risk*

Interest rate risk is managed through the maintenance of a portfolio of variable-and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At December 31, 2006, the debt portfolio was composed of approximately 43 percent variable-rate debt and 57 percent fixed-rate debt. The strategy employed to manage exposure to interest rate fluctuations consists primarily of a mix of fixed and floating rate debt and is designed to balance the Corporation's cost of financing with its interest rate risk.

Two separate tests are performed to determine whether changes in interest rates would have a significant effect on the Corporation's financial position or future results of operations. Both tests are based on consolidated debt levels at the time of the test. The first test estimates the effect of interest rate changes on fixed-rate debt. Interest rate changes would result in gains or losses in the market value of fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. With respect to fixed-rate debt outstanding at December 31, 2006, a 10 percent decrease in interest rates would have increased the fair value of fixed-rate debt by about $84 million. The second test estimates the potential effect on future pretax income that would result from increased interest rates applied to the Corporation's current level of variable-rate debt. With respect to commercial paper and other variable-rate debt, a 10 percent increase in interest rates would not have had a material effect on the future results of operations or cash flows.

*Commodity Price Risk*

The Corporation is subject to commodity price risk, the most significant of which relates to the price of pulp. Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation supplies approximately 10 percent of its virgin fiber needs from internal pulp manufacturing operations. As previously discussed under Item 1A, "Risk Factors," increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage these risks.

The Corporation's energy, manufacturing and transportation costs are affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions. As previously discussed under Item 1A, "Risk Factors," there can be no assurance that the Corporation will be fully protected against substantial changes in the price or availability of energy sources. In addition, the Corporation is subject to price risk for utilities, primarily natural gas, which are used in its manufacturing operations. Derivative instruments are used to hedge a substantial portion of natural gas risk in accordance with the Corporation's risk management policy.

Management does not believe that these risks are material to the Corporation's business or its consolidated financial position, results of operations or cash flows.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

### CONSOLIDATED INCOME STATEMENT

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| | (Millions of dollars, except per share amounts) | | |
| **Net Sales** | **$16,746.9** | $15,902.6 | $15,083.2 |
| Cost of products sold | **11,664.8** | 10,827.4 | 10,014.7 |
| **Gross Profit** | **5,082.1** | 5,075.2 | 5,068.5 |
| Marketing, research and general expenses | **2,948.3** | 2,737.4 | 2,510.9 |
| Other (income) and expense, net | **32.3** | 27.2 | 51.2 |
| **Operating Profit** | **2,101.5** | 2,310.6 | 2,506.4 |
| Nonoperating expense | **(65.5)** | (179.0) | (158.4) |
| Interest income | **29.2** | 27.5 | 17.9 |
| Interest expense | **(220.3)** | (190.2) | (162.5) |
| **Income Before Income Taxes, Equity Interests, Discontinued Operations and Cumulative Effect of Accounting Change** | **1,844.9** | 1,968.9 | 2,203.4 |
| Provision for income taxes | **(469.2)** | (438.4) | (483.9) |
| Share of net income of equity companies | **218.6** | 136.6 | 124.8 |
| Minority owners' share of subsidiaries' net income | **(94.8)** | (86.5) | (73.9) |
| **Income From Continuing Operations** | **1,499.5** | 1,580.6 | 1,770.4 |
| Income from discontinued operations, net of income taxes | **—** | — | 29.8 |
| **Income Before Cumulative Effect of Accounting Change** | **1,499.5** | 1,580.6 | 1,800.2 |
| Cumulative effect of accounting change, net of income taxes | **—** | (12.3) | — |
| **Net Income** | **$ 1,499.5** | $ 1,568.3 | $ 1,800.2 |
| **Per Share Basis** | | | |
| **Basic** | | | |
| Continuing operations | **$ 3.27** | $ 3.33 | $ 3.58 |
| Discontinued operations | **—** | — | .06 |
| Cumulative effect of accounting change | **—** | (.03) | — |
| Net income | **$ 3.27** | $ 3.30 | $ 3.64 |
| **Diluted** | | | |
| Continuing operations | **$ 3.25** | $ 3.31 | $ 3.55 |
| Discontinued operations | **—** | — | .06 |
| Cumulative effect of accounting change | **—** | (.03) | — |
| Net income | **$ 3.25** | $ 3.28 | $ 3.61 |

See Notes to Consolidated Financial Statements.

## KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEET

| | December 31 2006 | December 31 2005 |
|---|---|---|
| | (Millions of dollars) | |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 360.8** | $ 364.0 |
| Accounts receivable, net | **2,336.7** | 2,101.9 |
| Inventories | **2,004.5** | 1,752.1 |
| Deferred income taxes | **219.2** | 223.4 |
| Time deposits | **264.5** | 212.3 |
| Other current assets | **84.0** | 129.4 |
| **Total Current Assets** | **5,269.7** | 4,783.1 |
| **Property, Plant and Equipment, net** | **7,684.8** | 7,494.7 |
| **Investments in Equity Companies** | **392.9** | 457.8 |
| **Goodwill** | **2,860.5** | 2,685.6 |
| **Other Assets** | **859.1** | 882.0 |
| | **$17,067.0** | $16,303.2 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Debt payable within one year | **$ 1,326.4** | $ 1,222.5 |
| Trade accounts payable | **1,205.6** | 1,055.5 |
| Other payables | **325.2** | 298.8 |
| Accrued expenses | **1,603.8** | 1,399.6 |
| Accrued income taxes | **330.8** | 457.9 |
| Dividends payable | **224.0** | 208.6 |
| **Total Current Liabilities** | **5,015.8** | 4,642.9 |
| **Long-Term Debt** | **2,276.0** | 2,594.7 |
| **Noncurrent Employee Benefit and Other Obligations** | **2,070.7** | 1,782.6 |
| **Deferred Income Taxes** | **391.1** | 572.9 |
| **Minority Owners' Interests in Subsidiaries** | **422.6** | 394.5 |
| **Preferred Securities of Subsidiary** | **793.4** | 757.4 |
| **Stockholders' Equity** | | |
| Preferred stock—no par value—authorized 20.0 million shares, none issued | **—** | — |
| Common stock—$1.25 par value—authorized 1.2 billion shares; issued 478.6 million and 568.6 million shares at December 31, 2006 and 2005 | **598.3** | 710.8 |
| Additional paid-in capital | **427.6** | 324.6 |
| Common stock held in treasury, at cost—23.0 million and 107.1 million shares at December 31, 2006 and 2005 | **(1,391.9)** | (6,376.1) |
| Accumulated other comprehensive income (loss) | **(1,432.2)** | (1,669.4) |
| Retained earnings | **7,895.6** | 12,581.4 |
| Unearned compensation on restricted stock | **—** | (13.1) |
| **Total Stockholders' Equity** | **6,097.4** | 5,558.2 |
| | **$17,067.0** | $16,303.2 |

See Notes to Consolidated Financial Statements.

## KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

| | Common Stock Issued | | Additional Paid-in Capital | Treasury Stock | | Unearned Compensation on Restricted Stock | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | Shares | Amount | | | | |
| | (Dollars in millions, shares in thousands) | | | | | | | | |
| Balance at December 31, 2003 | 568,597 | $ 710.8 | $406.9 | 67,008 | $(3,818.1) | $(27.1) | $11,059.2 | $(1,565.4) | |
| Net income | — | — | — | — | — | — | 1,800.2 | — | $1,800.2 |
| Other comprehensive income: | | | | | | | | | |
| Unrealized translation | — | — | — | — | — | — | — | 415.8 | 415.8 |
| Minimum pension liability | — | — | — | — | — | — | — | (47.8) | (47.8) |
| Other | — | — | — | — | — | — | — | (4.2) | (4.2) |
| Total comprehensive income | | | | | | | | | $2,164.0 |
| Options exercised and other awards | — | — | (88.9) | (6,239) | 378.9 | — | — | — | |
| Option and restricted share income tax benefits | — | — | 30.9 | — | — | — | — | — | |
| Shares repurchased | — | — | — | 25,061 | (1,617.3) | — | — | — | |
| Net issuance of restricted stock, less amortization | — | — | (.3) | (136) | 9.0 | 4.8 | — | — | |
| Dividends declared | — | — | — | — | — | — | (791.0) | — | |
| Spin-off of Neenah Paper, Inc. | — | — | — | — | — | — | (202.5) | (24.4) | |
| Balance at December 31, 2004 | 568,597 | 710.8 | 348.6 | 85,694 | (5,047.5) | (22.3) | 11,865.9 | (1,226.0) | |
| Net income | — | — | — | — | — | — | 1,568.3 | — | $1,568.3 |
| Other comprehensive income: | | | | | | | | | |
| Unrealized translation | — | — | — | — | — | — | — | (412.6) | (412.6) |
| Minimum pension liability | — | — | — | — | — | — | — | (58.6) | (58.6) |
| Other | — | — | — | — | — | — | — | 27.8 | 27.8 |
| Total comprehensive income | | | | | | | | | $1,124.9 |
| Options exercised and other awards | — | — | (39.2) | (3,040) | 181.9 | — | — | — | |
| Option and restricted share income tax benefits | — | — | 15.1 | — | — | — | — | — | |
| Shares repurchased | — | — | — | 24,463 | (1,511.2) | — | — | — | |
| Net issuance of restricted stock, less amortization | — | — | .1 | (9) | .7 | 9.2 | — | — | |
| Dividends declared | — | — | — | — | — | — | (852.8) | — | |
| Balance at December 31, 2005 | 568,597 | 710.8 | 324.6 | 107,108 | (6,376.1) | (13.1) | 12,581.4 | (1,669.4) | |
| Net income | — | — | — | — | — | — | **1,499.5** | — | **$1,499.5** |
| Other comprehensive income: | | | | | | | | | |
| Unrealized translation | — | — | — | — | — | — | — | **439.7** | **439.7** |
| Minimum pension liability | — | — | — | — | — | — | — | **203.3** | **203.3** |
| Other | — | — | — | — | — | — | — | **(10.6)** | **(10.6)** |
| Reclassifications upon adoption of SFAS 123R | — | — | **55.8** | **625** | **(31.9)** | **13.1** | — | — | |
| Stock-based awards exercised or vested and other | — | — | **(42.4)** | **(6,800)** | **373.8** | — | **(2.2)** | — | |
| Income tax benefits on stock-based compensation | — | — | **22.2** | — | — | — | — | — | |
| Adjustment to initially apply SFAS 158, net of tax | — | — | — | — | — | — | — | **(395.2)** | **(395.2)** |
| Total comprehensive income | | | | | | | | | **$1,736.7** |
| Shares repurchased | — | — | — | **12,045** | **(753.9)** | — | — | — | |
| Recognition of stock-based compensation | — | — | **67.4** | — | — | — | — | — | |
| Retirement of treasury stock | **(90,000)** | **(112.5)** | — | **(90,000)** | **5,396.2** | — | **(5,283.7)** | — | |
| Dividends declared | — | — | — | — | — | — | **(899.4)** | — | |
| Balance at December 31, 2006 | **478,597** | **$ 598.3** | **$427.6** | **22,978** | **$(1,391.9)** | **$ —** | **$ 7,895.6** | **$(1,432.2)** | |

See Notes to Consolidated Financial Statements.

## KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED CASH FLOW STATEMENT

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (Millions of dollars) | | |
| **Continuing Operations:** | | | |
| **Operating Activities** | | | |
| Income from continuing operations | **$ 1,499.5** | $ 1,580.6 | $ 1,770.4 |
| Depreciation and amortization | **932.8** | 844.5 | 800.3 |
| Asset impairments | **6.2** | 80.1 | — |
| Stock-based compensation | **67.4** | 32.4 | 19.4 |
| Deferred income taxes | **(208.0)** | (142.7) | (19.4) |
| Net losses on asset dispositions | **116.1** | 45.8 | 45.5 |
| Equity companies' earnings less than (in excess of) dividends paid | **26.6** | (23.8) | (30.1) |
| Minority owners' share of subsidiaries' net income | **94.8** | 86.5 | 73.9 |
| Decrease (increase) in operating working capital | **5.1** | (180.1) | 94.8 |
| Postretirement benefits | **33.8** | 40.9 | (54.4) |
| Other | **5.2** | (52.4) | 25.8 |
| **Cash Provided by Operations** | **2,579.5** | 2,311.8 | 2,726.2 |
| **Investing Activities** | | | |
| Capital spending | **(972.1)** | (709.6) | (535.0) |
| Acquisitions of businesses, net of cash acquired | **(99.6)** | (17.4) | — |
| Investments in marketable securities | **(20.5)** | (2.0) | (11.5) |
| Proceeds from sales of investments | **46.2** | 27.3 | 38.0 |
| Net (increase) decrease in time deposits | **(35.1)** | 75.5 | (22.9) |
| Proceeds from dispositions of property | **44.1** | 46.8 | 30.7 |
| Other | **1.1** | (16.8) | 5.3 |
| **Cash Used for Investing** | **(1,035.9)** | (596.2) | (495.4) |
| **Financing Activities** | | | |
| Cash dividends paid | **(884.0)** | (838.4) | (767.9) |
| Net (decrease) increase in short-term debt | **(390.5)** | 524.3 | (54.7) |
| Proceeds from issuance of long-term debt | **261.5** | 397.7 | 38.7 |
| Repayments of long-term debt | **(104.2)** | (599.7) | (199.0) |
| Proceeds from preferred securities of subsidiary | **—** | — | 125.0 |
| Proceeds from exercise of stock options | **331.1** | 142.7 | 290.0 |
| Acquisitions of common stock for the treasury | **(761.5)** | (1,519.5) | (1,598.0) |
| Other | **(3.7)** | (36.8) | (9.0) |
| **Cash Used for Financing** | **(1,551.3)** | (1,929.7) | (2,174.9) |
| **Effect of Exchange Rate Changes on Cash and Cash Equivalents** | **4.5** | (15.9) | 4.1 |
| **Cash (Used for) Provided by Continuing Operations** | **(3.2)** | (230.0) | 60.0 |
| **Discontinued Operations:** | | | |
| Cash provided by discontinued operations | **—** | — | 30.0 |
| Cash payment from Neenah Paper, Inc. | **—** | — | 213.4 |
| **Cash Provided by Discontinued Operations** | **—** | — | 243.4 |
| **(Decrease) Increase in Cash and Cash Equivalents** | **(3.2)** | (230.0) | 303.4 |
| **Cash and Cash Equivalents, beginning of year** | **364.0** | 594.0 | 290.6 |
| **Cash and Cash Equivalents, end of year** | **$ 360.8** | $ 364.0 | $ 594.0 |

See Notes to Consolidated Financial Statements.

## Note 1. Accounting Policies

*Basis of Presentation*

The consolidated financial statements include the accounts of Kimberly-Clark Corporation and all subsidiaries in which it has a controlling financial interest (the "Corporation"). All significant intercompany transactions and accounts are eliminated in consolidation.

On November 30, 2004, the Corporation completed the spin-off of Neenah Paper, Inc. ("Neenah Paper"), a wholly-owned subsidiary that owned the Corporation's Canadian pulp business and its U.S. fine paper and technical paper businesses (the "Spin-off"). The Spin-off was accomplished by a distribution of all of the shares of Neenah Paper's common stock to the Corporation's stockholders, and no gain or loss was recorded by the Corporation. Holders of common stock received a dividend of one share of Neenah Paper for every 33 shares of stock held. Based on a private letter ruling received from the Internal Revenue Service, receipt of the Neenah Paper shares in the distribution was tax-free for U.S. federal income tax purposes. As a result of the Spin-off, the Corporation's 2004 Consolidated Income Statement and Cash Flow Statement and related disclosures present the fine paper and technical paper businesses as discontinued operations, which is discussed in Note 3.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Estimates are used in accounting for, among other things, consumer and trade promotion and rebate accruals, pension benefits, other post-employment benefits, retained insurable risks, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill and long-lived assets and for determination of the primary beneficiary of variable interest entities, deferred tax assets and potential income tax assessments, and loss contingencies.

*Cash Equivalents*

Cash equivalents are short-term investments with an original maturity date of three months or less.

*Inventories and Distribution Costs*

For financial reporting purposes, most U.S. inventories are valued at the lower of cost, using the Last-In, First-Out (LIFO) method, or market. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are valued at the lower of cost, using either the First-In, First-Out (FIFO) or weighted-average cost methods, or market. Distribution costs are classified as Cost of Products Sold.

*Available-for-Sale Securities*

Available-for-sale securities, consisting of debt securities issued by non-U.S. governments and unaffiliated corporations, are carried at market value. Securities with maturity dates of one year or less are included in other current assets and were $6.0 million and $12.8 million at December 31, 2006 and 2005, respectively. Securities with maturity dates greater than one year are included in other assets and were $13.8 million and $2.0 million at December 31, 2006 and 2005, respectively. The securities are held by the Corporation's consolidated foreign financing subsidiary described in Note 6. Unrealized holding gains or losses on these securities are recorded in other comprehensive income until realized. No significant gains or losses were recognized in income for any of the three years ended December 31, 2006.

*Property and Depreciation*

For financial reporting purposes, property, plant and equipment are stated at cost and are depreciated principally on the straight-line method. Buildings are depreciated over their estimated useful lives, primarily 40 years. Machinery and equipment are depreciated over their estimated useful lives, primarily ranging from 16 to 20 years. For income tax purposes, accelerated methods of depreciation are used. Purchases of computer software are capitalized. External costs and certain internal costs (including payroll and payroll-related costs of employees) directly associated with developing significant computer software applications for internal use are capitalized. Training and data conversion costs are expensed as incurred. Computer software costs are amortized on the straight-line method over the estimated useful life of the software, which generally does not exceed five years.

Estimated useful lives are periodically reviewed and, when warranted, changes are made to them. Long-lived assets, including computer software, are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the use and eventual disposition of an asset group, which are identifiable and largely independent of other asset groups, are less than the carrying amount of the asset group. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset over its fair value. Fair value is measured using discounted cash flows or independent appraisals, as appropriate. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in income.

The cost of major maintenance performed on manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred. Start-up costs for new or expanded facilities are expensed as incurred.

*Conditional Asset Retirement Obligations*

The liability for the estimated costs to settle obligations in connection with the retirement of long-lived assets is determined in accordance with the requirements of Financial Accounting Standards Board ("FASB") Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143* ("FIN 47"), which the Corporation adopted on December 31, 2005. In connection with the adoption of FIN 47, the Corporation recorded a pretax asset retirement liability of $23.6 million at the end of 2005. FIN 47 requires the recording of an asset retirement obligation when the fair value of such a liability can be reasonably estimated, even though uncertainty exists as to the timing and/or the method of settlement. The Corporation has no plans in the foreseeable future to retire any of the major facilities for which it estimated an asset retirement obligation.

The cumulative effect on 2005 income, net of related income tax effects, of recording the asset retirement obligation was $12.3 million, or $.03 per share. Had FIN 47 been adopted as of the beginning of the earliest year presented in the consolidated financial statements, the estimated asset retirement obligation would have been approximately $22.4 million at the end of 2004.

The tables below present the pro forma impact as if FIN 47 had been adopted prior to 2004.

| | Year Ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| | (Millions of dollars) | |
| Net income, as reported | $1,568.3 | $1,800.2 |
| Add: FIN 47 cumulative effect, net of income taxes | 12.3 | — |
| Less: FIN 47 related depreciation and accretion expense, net of income taxes | (1.2) | (1.1) |
| Pro forma net income | $1,579.4 | $1,799.1 |

| | Year Ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| Earnings per share | | |
| Basic—as reported | $ 3.30 | $ 3.64 |
| Basic—pro forma | $ 3.33 | $ 3.63 |
| Diluted—as reported | $ 3.28 | $ 3.61 |
| Diluted—pro forma | $ 3.31 | $ 3.60 |

*Goodwill and Other Intangible Assets*

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not amortized, but rather is tested for impairment annually and whenever events and circumstances indicate that an impairment may have occurred. Impairment testing compares the carrying amount of the goodwill with its fair value. Fair value is estimated based on discounted cash flows. When the carrying amount of goodwill exceeds its fair value, an impairment charge would be recorded. The Corporation has completed the required annual testing of goodwill for impairment and has determined that its goodwill is not impaired.

The Corporation has no intangible assets with indefinite useful lives. Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. Measurement of an impairment loss would be based on discounted future cash flows compared to the carrying amount of the asset.

*Investments in Equity Companies*

Investments in companies over which the Corporation has the ability to exercise significant influence and that, in general, are at least 20 percent owned are stated at cost plus equity in undistributed net income. These investments are evaluated for impairment in accordance with the requirements of Accounting Principles Board ("APB") Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. An impairment loss would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In judging "other than temporary," the Corporation would consider the length of time and extent to which the fair value of the equity company investment has been less than the carrying amount, the near-term and longer-term operating and financial prospects of the equity company, and its longer-term intent of retaining the investment in the equity company.

*Revenue Recognition*

Sales revenue for the Corporation and its reportable business segments is recognized at the time of product shipment or delivery, depending on when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Sales are reported net of returns, consumer and trade promotions, rebates and freight allowed. Taxes that are imposed by governmental authorities on the Corporation's revenue producing activities with customers, such as sales taxes and value added taxes, are excluded from net sales.

*Sales Incentives and Trade Promotion Allowances*

The cost of promotion activities provided to customers is classified as a reduction in sales revenue. In addition, the estimated redemption value of consumer coupons is recorded at the time the coupons are issued and classified as a reduction in sales revenue.

*Advertising Expense*

Advertising costs are expensed in the year the related advertisement is first presented by the media. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales based on estimated sales and related advertising expense for the full year.

*Research Expense*

Research and development costs are charged to expense as incurred.

*Environmental Expenditures*

Environmental expenditures related to current operations that qualify as property, plant and equipment or which substantially increase the economic value or extend the useful life of an asset are capitalized, and all other such expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed as incurred. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or a commitment to a formal plan of action. At environmental sites in which more than one potentially responsible party has been identified, a liability is recorded for the estimated allocable share of costs related to the Corporation's involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites in which the Corporation is the only responsible party, a liability for the total estimated costs of remediation is recorded. Liabilities for future expenditures for environmental remediation obligations are not discounted and do not reflect any anticipated recoveries from insurers.

*Foreign Currency Translation*

The income statements of foreign operations, other than those in hyperinflationary economies, are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in Stockholders' Equity as unrealized translation adjustments.

The income statements and balance sheets of operations in hyperinflationary economies are translated into U.S. dollars using both current and historical rates of exchange. The effect of exchange rates on monetary assets and liabilities is reflected in income. As of December 31, 2006 and 2005, the Corporation had no operations accounted for as hyperinflationary. Operations in Turkey (prior to 2005) were hyperinflationary.

*Derivative Instruments and Hedging*

All derivative instruments are recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in the income statement or other comprehensive income, as appropriate. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in income in the period that changes in fair value occur. The effective portion of the gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The remaining gain or loss in excess of the cumulative change in the present value of the cash flows of the hedged item, if any, is recognized in income. The gain or loss on derivatives designated as hedges of investments in foreign subsidiaries is recognized in other comprehensive income to offset the change in value of the net investments being hedged. Any ineffective portion of net investment hedges is recognized in income. Certain foreign-currency derivative instruments with no specific hedging designations have been entered into to manage a portion of the Corporation's foreign currency transactional exposures. The gain or loss on these derivatives is included in income in the period that changes in their fair values occur.

*Defined Pension Benefits and Other Postretirement Plans*

Effective December 31, 2006, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132R* ("SFAS 158"). SFAS 158 is required to be adopted on a prospective basis and prior year financial statements and related disclosures are not permitted to be restated. SFAS 158 requires an employer that sponsors one or more postretirement defined benefit plan(s) to:

- Recognize the funded status of postretirement defined benefit plans—measured as the difference between the fair value of plan assets and the benefit obligations—in its balance sheet.
- Recognize changes in the funded status of postretirement defined benefit plans in other comprehensive income in the year in which the changes occur.
- Measure postretirement defined benefit plan assets and obligations as of the date of the employer's fiscal year-end. The Corporation presently uses December 31 as the measurement date for all of its postretirement defined benefit plans.

In addition, effective December 31, 2006, SFAS 158 no longer requires reporting a minimum pension liability ("MPL"); i.e., the excess of the unfunded accumulated benefit obligation over previously recorded net pension liabilities. However, prior to adopting SFAS 158, the Corporation's Consolidated Balance Sheet is required to be adjusted based on the recognition and measurement provisions of SFAS No. 87, *Employer's Accounting for Pensions* ("SFAS 87"), including additional MPL adjustments under SFAS 87 ("AMPL"). SFAS 158 does not change the expense recognition provisions of SFAS 87.

The incremental effects of the AMPL adjustment and of applying SFAS 158 on individual captions in the Corporation's Consolidated Balance Sheet at December 31, 2006 are presented below:

| | Before Application of SFAS 158 And Before AMPL Adjustment | AMPL Adjustments | Before Application of SFAS 158 | SFAS 158 Adjustments | After Application of SFAS 158 |
|---|---|---|---|---|---|
| | | | (Millions of dollars) | | |
| Other assets | $ 901.0 | $ (22.8) | $ 878.2 | $ (19.1) | $ 859.1 |
| Total assets | 17,108.9 | (22.8) | 17,086.1 | (19.1) | 17,067.0 |
| Noncurrent employee benefit and other obligations | 1,900.3 | (376.7) | 1,523.6 | 547.1 | 2,070.7 |
| Noncurrent deferred income taxes | 442.8 | 119.3 | 562.1 | (171.0) | 391.1 |
| Accumulated other comprehensive income (loss) | (1,271.6) | 234.6[(a)] | (1,037.0) | (395.2) | (1,432.2) |
| Total stockholders' equity | 6,258.0 | 234.6 | 6,492.6 | (395.2) | 6,097.4 |

(a) Includes $31.3 million of unrealized translation adjustment.

See Note 8 for additional disclosures for the Corporation's employee postretirement benefits.

*New Accounting Standards*

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements by standardizing the level of confidence needed to recognize uncertain tax benefits and the process for measuring the amount of benefit to recognize. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation is currently evaluating the interpretation and will adopt FIN 48 in the first quarter of 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Corporation does not expect adoption of FIN 48 to have a material effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements; however, it will apply under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and interim periods within such years. The Corporation will adopt SFAS 157 as of January 1, 2008, as required. The Corporation is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Corporation's financial statements.

## Note 2. Strategic Cost Reduction Plan

In July 2005, the Corporation authorized a multi-year plan to further improve its competitive position by accelerating investments in targeted growth opportunities and strategic cost reductions aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe.

The strategic cost reductions commenced in the third quarter of 2005 and are expected to be substantially completed by December 31, 2008. Based on current estimates, the strategic cost reductions are expected to result in cumulative charges of approximately $950 million to $1.0 billion before tax ($665—$700 million after tax) over that three and one-half year period.

By the end of 2008, it is anticipated there will be a net workforce reduction of about 10 percent, or approximately 6,000 employees. Since the inception of the strategic cost reductions, a net workforce reduction of more than 3,000 has occurred. Approximately 20 manufacturing facilities, or 17 percent of the Corporation's worldwide total, are expected to be sold or closed and an additional 4 facilities are expected to be streamlined. As of December 31, 2006, charges have been recorded related to the cost reduction initiatives for 23 facilities.

The following pretax charges totaling $484.4 million and $228.6 million were incurred in connection with the strategic cost reductions ($345.0 million and $167.6 million after tax) during 2006 and 2005, respectively.

| | Year Ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| | (Millions of dollars) | |
| Noncash charges | $264.8 | $179.7 |
| Charges for workforce reductions | 161.9 | 35.6 |
| Other cash charges | 44.6 | 11.0 |
| Charges for special pension and other benefits | 13.1 | 2.3 |
| Total pretax charges | $484.4 | $228.6 |

The following table summarizes the noncash charges totaling $264.8 million and $179.7 million.

| | 2006 | 2005 |
|---|---|---|
| | (Millions of dollars) | |
| Incremental depreciation and amortization | $207.7 | $ 80.1 |
| Asset impairments | 3.4 | 67.2 |
| Asset write-offs | 51.8 | 32.4 |
| Net loss on asset dispositions | 1.9 | — |
| Total noncash charges | $264.8 | $179.7 |

The following summarizes the cash charges recorded and reconciles such charges to accrued expenses at December 31.

| | 2006 | 2005 |
|---|---|---|
| | (Millions of dollars) | |
| Accrued expenses—beginning of the year | $ 28.2 | $ — |
| Charges for workforce reductions | 161.9 | 35.6 |
| Other cash charges | 44.6 | 11.0 |
| Cash payments | (128.4) | (17.7) |
| Currency | 4.9 | (.7) |
| Accrued expenses—end of the year | $ 111.2 | $ 28.2 |

Termination benefits related to workforce reductions were accrued in accordance with the requirements of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), SFAS No. 112, *Employers' Accounting for Postemployment Benefits,* and SFAS No. 88, *Employers' Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits,* as appropriate. Retention bonuses related to workforce reductions were accrued in accordance with SFAS 146. The majority of the termination benefits and retention bonuses will be paid within 12 months of accrual. The termination benefits were provided under: a special-benefit arrangement for affected employees in the U.S.; standard benefit practices in the U.K.; applicable union agreements; or local statutory requirements, as appropriate. Incremental depreciation and amortization expenses were based on changes in useful lives and estimated residual values of assets that are continuing to be used, but will be removed from service before the end of their originally assumed service period. Asset impairment charges have been recorded in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* to reduce the carrying amount of long-lived assets that will be sold or disposed of to their estimated fair values. The fair values of impaired assets were estimated by independent appraisers. Charges for asset write-offs reduce the carrying amount of long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets.

Costs of the initiatives have not been recorded at the business segment level, as the strategic cost reductions are corporate decisions. These charges are included in the following income statement captions:

| | Year Ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| | (Millions of dollars) | |
| Cost of products sold | $ 342.4 | $201.6 |
| Marketing, research and general expenses | 134.0 | 27.0 |
| Other (income) and expense, net | 8.0 | — |
| Pretax charges | 484.4 | 228.6 |
| Provision for income taxes | (137.8) | (61.0) |
| Minority owners' share of subsidiaries' net income | (1.6) | — |
| Total charges | $ 345.0 | $167.6 |

See Note 17 for additional information on the strategic cost reductions by business segment.

Actual pretax charges for the strategic cost reductions relate to activities in the following geographic areas for the years ended December 31:

| | 2006 | | | |
|---|---|---|---|---|
| | North America | Europe | Other | Total |
| | (Millions of dollars) | | | |
| Incremental depreciation and amortization | $124.0 | $ 59.6 | $24.1 | $207.7 |
| Asset impairments | — | 3.4 | — | 3.4 |
| Asset write-offs | 28.9 | 21.4 | 1.5 | 51.8 |
| Charges for workforce reductions and special pension and other benefits | 57.1 | 107.2 | 10.7 | 175.0 |
| Loss on asset disposal and other charges | 30.3 | 14.8 | 1.4 | 46.5 |
| Total charges | $240.3 | $206.4 | $37.7 | $484.4 |

| | 2005 | | | |
|---|---|---|---|---|
| | North America | Europe | Other | Total |
| | (Millions of dollars) | | | |
| Incremental depreciation and amortization | $52.0 | $ 21.1 | $ 7.0 | $ 80.1 |
| Asset impairments | — | 67.2 | — | 67.2 |
| Asset write-offs | 4.7 | 17.5 | 10.2 | 32.4 |
| Charges for workforce reductions and special pension benefits | 18.0 | 6.8 | 13.1 | 37.9 |
| Loss on asset disposal and other charges | 10.2 | .8 | — | 11.0 |
| Total charges | $84.9 | $113.4 | $30.3 | $228.6 |

**Note 3. Discontinued Operations**

In connection with the Spin-off discussed in Note 1, the Corporation received a $213.4 million cash payment from Neenah Paper. The 2004 Consolidated Income Statement, Cash Flow Statement and related disclosures present the results of Neenah Paper's fine paper and technical paper businesses as discontinued operations. Prior to the Spin-off, the Corporation internally consumed approximately 90 percent of the pulp produced by Neenah Paper's pulp business. In connection with the Spin-off, the Corporation entered into a long-term pulp supply agreement with Neenah Paper (as discussed in Note 12), whereby the Corporation will continue to consume a substantial portion of the pulp produced by Neenah Paper. Because the Corporation incurs pulp costs in its continuing operations, the results of Neenah Paper's pulp business were not included in discontinued operations.

Summarized financial information for discontinued operations is presented below:

| | 2004[a] |
|---|---|
| | (Millions of dollars) |
| Net sales | $317.7 |
| Income before income taxes | 59.2 |
| Provision for income taxes | (29.4) |
| Income from discontinued operations | 29.8 |

[a] Includes operations through November 30, 2004; also included are transaction costs related to the Spin-off.

A summary of the assets, liabilities and accumulated other comprehensive income of Neenah Paper that were spun off is presented below:

| | November 30, 2004 |
|---|---|
| | (Millions of dollars) |
| Assets | |
| Current assets | $191.3 |
| Property, plant and equipment, net | 375.4 |
| Timberlands | 5.3 |
| Other assets | 45.7 |
| | 617.7 |
| Liabilities and Accumulated Other Comprehensive Income | |
| Current liabilities | 67.3 |
| Long-term debt | 225.0 |
| Noncurrent employee benefits and other obligations | 57.2 |
| Deferred income taxes and other liabilities | 41.3 |
| Accumulated other comprehensive income | 24.4 |
| | 415.2 |
| Total Distribution Charged to Retained Earnings | $202.5 |

**Note 4. Acquisitions and Intangible Assets**

*Acquisitions*

During the fourth quarter of 2006, the Corporation acquired the remaining 30 percent interest in its Brazilian subsidiary, Kimberly-Clark Kenko Industria e Comercio Ltda. ("Kenko") for $99.6 million. This acquisition is consistent with the Corporation's strategy of investing for growth in the rapidly growing BRICIT countries (Brazil, Russia, India, China, Indonesia and Turkey), and is expected to better position the Corporation to leverage its scale and capabilities in customer development and product supply to drive growth and profitability across all of Kenko's personal care businesses in Brazil. As of December 31, 2006, the preliminary allocation of the purchase price resulted in $78.1 million being recorded as goodwill. The Corporation has engaged third-party appraisal firms to assist it in determining the fair values of assets and liabilities acquired for purposes of allocating the purchase price. The Corporation expects to complete the allocation of purchase price in 2007.

During the fourth quarter of 2005, the Corporation acquired Microcuff GmbH, a privately held medical device and technology company in Germany, for approximately $16 million. This acquisition will further enhance the Corporation's Health Care business' position as a leading global provider of innovative and technologically advanced medical devices.

*Goodwill*

The changes in the carrying amount of goodwill by business segment are as follows:

| | Personal Care | Consumer Tissue | K-C Professional & Other | Health Care | Total |
|---|---|---|---|---|---|
| | (Millions of dollars) | | | | |
| Balance at January 1, 2005 | $543.1 | $610.5 | $146.7 | $1,402.6 | $2,702.9 |
| Acquisition | — | — | — | 3.9 | 3.9 |
| Currency and other | (13.3) | (5.0) | (2.4) | (.5) | (21.2) |
| Balance at December 31, 2005 | 529.8 | 605.5 | 144.3 | 1,406.0 | 2,685.6 |
| Acquisition | **78.1** | — | — | — | **78.1** |
| Currency and other | **43.7** | **45.4** | **5.0** | **2.7** | **96.8** |
| Balance at December 31, 2006 | **$651.6** | **$650.9** | **$149.3** | **$1,408.7** | **$2,860.5** |

*Other Intangible Assets*

Intangible assets subject to amortization are included in Other Assets and consist of the following at December 31:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| | (Millions of dollars) | | | |
| Trademarks | **$211.7** | **$113.0** | $204.1 | $ 77.1 |
| Patents | **52.0** | **32.9** | 50.5 | 28.0 |
| Other | **24.9** | **9.9** | 22.2 | 8.2 |
| Total | **$288.6** | **$155.8** | $276.8 | $113.3 |

Amortization expense for intangible assets was approximately $39 million in 2006; $26 million in 2005 and $14 million in 2004. Amortization expense is estimated to be approximately $12 million in 2007, $10 million in 2008, $8 million in 2009, and $7 million in both 2010 and 2011.

**Note 5. Debt**

Long-term debt is comprised of the following:

| | Weighted-Average Interest Rate | Maturities | December 31 2006 | December 31 2005 |
|---|---|---|---|---|
| | | | (Millions of dollars) | |
| Notes and debentures | 5.79% | 2007 – 2038 | **$2,145.1** | $2,149.5 |
| Dealer remarketable securities | 5.26% | 2007 – 2016 | **200.0** | — |
| Industrial development revenue bonds | 3.74% | 2007 – 2037 | **297.6** | 299.8 |
| Bank loans and other financings in various currencies | 7.69% | 2007 – 2031 | **170.5** | 212.6 |
| Total long-term debt | | | **2,813.2** | 2,661.9 |
| Less current portion | | | **537.2** | 67.2 |
| Long-term portion | | | **$2,276.0** | $2,594.7 |

Fair value of total long-term debt, based on quoted market prices for the same or similar debt issues, was approximately $2.8 billion at December 31, 2006 and 2005. Scheduled maturities of long-term debt for the next five years are $537.2 million in 2007, $26.9 million in 2008, $56.2 million in 2009, $33.3 million in 2010, and $5.4 million in 2011.

During the fourth quarter of 2006, the Corporation issued $200 million of 5.263% dealer remarketable securities that have a final maturity in 2016. These securities are classified as current portion of long-term debt as the result of the remarketing provisions of these debt instruments, which require that each year the securities either be remarketed by the dealer or repaid by the Corporation. Proceeds from the sale of the notes were used for general corporate purposes and for the reduction of existing indebtedness, including portions of the Corporation's outstanding commercial paper program.

At December 31, 2006, the Corporation had fixed-to-floating interest rate swap agreements related to a $500 million 5% Note that matures on August 15, 2013.

At December 31, 2006, the Corporation had $1.5 billion of revolving credit facilities. These facilities, unused at December 31, 2006, permit borrowing at competitive interest rates and are available for general corporate purposes, including backup for commercial paper borrowings. The Corporation pays commitment fees on the unused portion but may cancel the facilities without penalty at any time prior to their expiration. These facilities expire in June 2010.

During the third quarter of 2005, the Corporation issued $300 million of 4.875% Notes due August 15, 2015. Proceeds from the sale of the notes were used for general corporate purposes and for the reduction of existing indebtedness, including portions of the Corporation's outstanding commercial paper program.

Debt payable within one year is as follows:

| | December 31 2006 | December 31 2005 |
|---|---|---|
| | (Millions of dollars) | |
| Commercial paper | **$ 618.4** | $ 726.5 |
| Current portion of long-term debt | **537.2** | 67.2 |
| Other short-term debt | **170.8** | 428.8 |
| Total | **$1,326.4** | $1,222.5 |

At December 31, 2006 and 2005, the weighted-average interest rate for commercial paper was 5.3 percent and 4.2 percent, respectively.

During the fourth quarter of 2005, a three-year bank credit facility was established for the purpose of funding American Jobs Creation Act dividends. Borrowings under the facility aggregating $308 million were classified as short-term debt at December 31, 2005. The Corporation, as intended, repaid this obligation during 2006.

### Note 6. Preferred Securities of Subsidiary

In February 2001, the Corporation formed a Luxembourg-based financing subsidiary. The subsidiary issued 1 million shares of voting-preferred securities (the "Securities") with an aggregate par value of $520 million to a nonaffiliated beneficial interest holder for cash proceeds of $516.5 million. The Securities are entitled to a 98 percent vote and pay no dividend but accrue a fixed annual rate of return of 4.56 percent. Prior to September 2003, the Securities accrued a variable rate of return. The Securities are in substance perpetual and are callable by the subsidiary, in November 2008 and each 20-year anniversary thereafter, at par value plus any accrued but unpaid return on the Securities. The subsidiary also issued voting-preferred and common securities to the Corporation for total cash proceeds of $500 million. These securities are entitled to a combined two percent vote, and the common securities are entitled to all of the residual equity after satisfaction of the preferred interests. Approximately 97 percent of the above cash proceeds were loaned to the Corporation. These long-term loans bear fixed annual interest rates. The remaining funds are invested in other financial assets. Prior to September 2003, the loans accrued interest at a variable rate. The Corporation is the primary beneficiary of the subsidiary and, accordingly, consolidates the subsidiary in the accompanying financial statements. The preferred and common securities of the subsidiary held by the Corporation and the intercompany loans have been eliminated in the consolidated financial statements. The return on the Securities is included in minority owners' share of subsidiaries' net income in the Corporation's Consolidated Income Statement. The Securities are shown as preferred securities of subsidiary on the Consolidated Balance Sheet.

In June 2004, the nonaffiliated beneficial interest holder invested an additional $125 million, thereby increasing the aggregate par value of the Securities that it held. In conjunction with this transaction, the fixed annual rate of return on the Securities was increased from 4.47 to 4.56 percent. The subsidiary loaned these funds to the Corporation, which used them to reduce its outstanding commercial paper.

The nonaffiliated beneficial interest holder does not have recourse to the general credit of the Corporation.

### Note 7. Stock-Based Compensation

The Corporation has a stock-based Equity Participation Plan and an Outside Directors' Compensation Plan (the "Plans"), under which it can grant stock options, restricted shares and restricted share units to employees and outside directors. As of December 31, 2006, the number of shares of common stock available for grants under the Plans aggregated 25.0 million shares.

Stock options are granted at an exercise price equal to the market value of the underlying common stock on the date of grant, and they have a term of 10 years. Stock options granted to employees in the United States are subject to graded vesting whereby options vest 30 percent at the end of each of the first two 12-month periods following the grant and 40 percent at the end of the third 12-month period. Options granted to certain non-U.S. employees cliff vest at the end of three or four years.

Restricted shares, time-based restricted share units and performance-based restricted share units granted to employees are valued at the closing market price of the Corporation's common stock on the grant date and generally vest over three to five years. The number of performance-based share units that ultimately vest ranges from zero to 150 percent of the number granted, based on performance measures tied to return on invested capital

("ROIC") during the three-year performance period. ROIC targets are set at the beginning of the performance period. Restricted share units granted to outside directors are valued at the closing market price of the Corporation's common stock on the grant date and vest when they are granted. The restricted period begins on the date of grant and expires on the date the outside director retires from or otherwise terminates service on the Corporation's Board.

At the time stock options are exercised or restricted shares and restricted share units become payable, common stock is issued from the Corporation's accumulated treasury shares. Cash dividends are paid on restricted shares, and cash dividends or dividend equivalents are paid or credited on restricted share units, on the same date and at the same rate as dividends are paid on the Corporation's common stock. These cash dividends and dividend equivalents, net of estimated forfeitures, are charged to retained earnings. Previously paid cash dividends on subsequently forfeited restricted share units are charged to compensation expense.

Prior to January 1, 2006, the Corporation accounted for these plans under the recognition and measurement provisions of APB No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). No compensation cost for stock options was recognized in the Consolidated Income Statement for periods prior to January 1, 2006, as all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Corporation adopted the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"), using the modified-prospective-transition method. Under that transition method, compensation cost is recognized in the periods after adoption for (i) all stock option awards granted or modified after December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R and (ii) all stock options granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Results for prior periods were not restated. Also in connection with the adoption of SFAS 123R, approximately $37 million was reclassified from accrued liabilities to additional paid-in capital, as accrued compensation for unvested restricted share units does not meet the definition of a liability under SFAS 123R.

Stock-based compensation cost of $67.4 million and related deferred income tax asset of approximately $23.5 million were recognized for 2006. The compensation cost is net of a cumulative pretax adjustment of $3.9 million resulting from a change in estimating the forfeiture rate for unvested restricted share and restricted share unit awards as of January 1, 2006, as required by SFAS 123R.

As a result of adopting SFAS 123R, the Corporation's income before income taxes for 2006 was $30.8 million lower than had it continued to account for stock-based compensation under APB 25. Also, the Corporation's net income for 2006 was $20.5 million lower than had it continued to account for stock-based compensation under APB 25. Both basic and diluted earnings per share for 2006 are lower than if the Corporation had continued to account for stock-based compensation under APB 25 by $.04.

The Corporation recognized stock-based compensation costs, for restricted shares and restricted share units only, of $32.4 million and $19.4 million for 2005 and 2004, respectively.

The fair value of stock option awards granted on or after January 1, 2006 was determined using a Black-Scholes-Merton option-pricing model utilizing a range of assumptions related to dividend yield, volatility, risk-free interest rate, and employee exercise behavior. Dividend yield is based on historical experience and expected future dividend actions. Expected volatility is based on a blend of historical volatility and implied volatility from traded options on the Corporation's common stock. Prior to January 1, 2006, volatility was based on historical experience only. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Corporation estimates forfeitures based on historical data.

The weighted-average fair value of the options granted in 2006 was estimated as $10.10 per option on the date of grant based on the following assumptions:

| | 2006 |
|---|---|
| Dividend yield | 3.50% |
| Volatility | 17.84% |
| Risk-free interest rate | 5.04% |
| Expected life—years | 6.0 |

Pursuant to the requirements of SFAS 123, the weighted-average fair value of the stock options granted during 2005 and 2004 were estimated as $11.94 and $15.49, respectively, on the date of grant. The fair values were determined using a Black-Scholes-Merton option-pricing model using the following assumptions:

| | 2005 | 2004 |
|---|---|---|
| Dividend yield | 2.92% | 2.49% |
| Volatility | 21.80% | 26.45% |
| Risk-free interest rate | 3.97% | 3.83% |
| Expected life—years | 5.9 | 5.9 |

As of December 31, 2006, the total remaining unrecognized compensation costs and amortization period are as follows:

| | Millions | Weighted-Average Service Years |
|---|---|---|
| Nonvested stock options | $34.9 | 1.0 |
| Restricted shares and time-based restricted share units | $29.4 | 1.4 |
| Nonvested performance-based restricted share units | $15.5 | .9 |

On November 10, 2005, the FASB issued FASB Staff Position No. 123(R)-3, *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.* The Corporation has elected to adopt the shortcut method provided in the FASB Staff Position for determining the initial pool of excess tax benefits available to absorb tax deficiencies related to stock-based compensation subsequent to the adoption of SFAS 123R. The shortcut method includes simplified procedures to establish the beginning balance of the pool of excess tax benefits (the "APIC Tax Pool") and to determine the subsequent effect on the APIC Tax Pool and Consolidated Cash Flow Statements of the tax effects of employee stock-based compensation awards.

Prior to the adoption of SFAS 123R, all tax benefits from deductions resulting from the exercise of stock options and the vesting of restricted shares and restricted share units were presented as operating cash flows in the Consolidated Cash Flow Statement. SFAS 123R requires the cash flow tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows. Excess tax benefits aggregating $25.8 million were classified as Other cash inflows under Financing Activities for the year ended December 31, 2006. As required by SFAS 123R, the prior period Consolidated Cash Flow Statements were not restated.

In prior periods, the Corporation had calculated pro forma employee compensation cost for stock options on an accelerated method as required by SFAS 123. The Corporation elected, for all stock option awards granted on or after January 1, 2006, to recognize compensation cost on a straight-line basis over the requisite service period for the entire award as permitted by SFAS 123R.

The following presents information about net income and earnings per share ("EPS") as if the Corporation had applied the fair value expense recognition requirements of SFAS 123 to all stock options granted under the Equity Participation Plan.

| | Year Ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| | (Millions of dollars) | |
| Net income, as reported | $1,568.3 | $1,800.2 |
| Add: Stock-based compensation expense included in reported net income, net of income taxes | 20.7 | 12.3 |
| Less: Stock-based compensation expense determined under the fair value requirements of SFAS 123, net of income taxes | (57.1) | (50.9) |
| Pro forma net income | $1,531.9 | $1,761.6 |

| | Year Ended December 31 | |
|---|---|---|
| | 2005 | 2004 |
| Earnings per share | | |
| Basic—as reported | $ 3.30 | $ 3.64 |
| Basic—pro forma | $ 3.23 | $ 3.56 |
| Diluted—as reported | $ 3.28 | $ 3.61 |
| Diluted—pro forma | $ 3.21 | $ 3.53 |

## Note 8. Employee Postretirement Benefits

*Pension Plans*

Substantially all regular employees in North America and the United Kingdom are covered by defined benefit pension plans (the "Principal Plans") and/or defined contribution retirement plans. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for the qualified defined benefit plans in North America and the defined benefit plans in the United Kingdom is to contribute assets to the higher of the accumulated benefit obligation ("ABO") or regulatory minimum requirements. Subject to regulatory requirements and tax deductibility limits, any funding shortfall will be eliminated over a reasonable number of years. Nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code are not funded. Funding for the remaining defined benefit plans outside the U.S. is based on legal requirements, tax considerations, investment opportunities, and customary business practices in such countries.

In accordance with SFAS 87, the Corporation had recorded a minimum pension liability in 2005 for underfunded plans representing the excess of the ABO over previously recorded net pension liabilities. The minimum pension liability is included in noncurrent employee benefit and other obligations on the December 31, 2005 Consolidated Balance Sheet. An offsetting charge was included as an intangible asset to the extent of unrecognized prior service cost, and the balance is included in accumulated other comprehensive income (loss).

See Note 1 regarding information for 2006. Information about the 2005 minimum pension liability follows:

| | December 31, 2005 |
|---|---|
| | (Millions of dollars) |
| Minimum pension liability | $1,436.5 |
| Less intangible asset | (50.0) |
| Accumulated other comprehensive loss | 1,386.5 |
| Less related income tax effects | (498.3) |
| Accumulated other comprehensive loss, net of income taxes | $ 888.2 |

*Other Postretirement Benefit Plans*

Substantially all North American retirees and employees are covered by unfunded health care and life insurance benefit plans. Certain benefits are based on years of service and/or age at retirement. The plans are principally noncontributory for employees who were eligible to retire before 1993 and contributory for most employees who retire after 1992, except that the Corporation provides no subsidized benefits to most employees hired after 2003.

Prior to 2004, certain U.S. plans limited the Corporation's cost of future annual per capita retiree medical benefits to no more than 200 percent of the 1992 annual per capita cost. These plans reached this limitation (the "Cap") and were amended during 2003. Among other things, the amendments index the Cap by 3 percent annually beginning in 2005 for certain employees retiring on or before April 1, 2004 and limit the Corporation's future cost for retiree health care benefits to a defined fixed per capita cost for certain employees retiring after April 1, 2004. The annual increase in the consolidated weighted-average health care cost trend rate is expected to be 9.34 percent in 2007, 8.36 percent in 2008 and to gradually decline to 5.17 percent in 2019 and thereafter.

Effective December 31, 2006, SFAS 158 no longer requires reporting a minimum pension liability. Instead, SFAS 158 requires recognition of the funded status of postretirement defined benefit plans—measured as the difference between the fair value of plan assets and the benefit obligations—in the balance sheet.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below.

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | Year Ended December 31 | | | |
| | 2006 | 2005 | 2006 | 2005 |
| | (Millions of dollars) | | | |
| **Change in Benefit Obligation** | | | | |
| Benefit obligation at beginning of year | **$ 5,509.2** | $ 5,270.6 | **$ 861.7** | $ 845.8 |
| Service cost | **86.9** | 81.4 | **16.3** | 17.4 |
| Interest cost | **298.3** | 294.6 | **48.1** | 47.1 |
| Actuarial (gain) loss | **(66.7)** | 308.3 | **6.0** | (1.7) |
| Currency and other | **197.5** | (137.0) | **10.3** | 28.1 |
| Benefit payments from plans | **(324.1)** | (296.8) | **(47.4)** | (75.0) |
| Direct benefit payments | **(12.8)** | (11.9) | **(28.3)** | — |
| Benefit obligation at end of year | **5,688.3** | 5,509.2 | **866.7** | 861.7 |
| **Change in Plan Assets** | | | | |
| Fair value of plan assets at beginning of year | **4,126.2** | 4,044.2 | **—** | — |
| Actual gain on plan assets | **544.9** | 359.5 | **—** | — |
| Employer contributions | **132.1** | 116.5 | **40.9** | 66.5 |
| Currency and other | **126.2** | (97.2) | **6.5** | 8.5 |
| Benefit payments | **(324.1)** | (296.8) | **(47.4)** | (75.0) |
| Fair value of plan assets at end of year | **4,605.3** | 4,126.2 | **—** | — |
| **Funded Status** | | | | |
| Benefit obligation in excess of plan assets | **(1,083.0)** | (1,383.0) | **(866.7)** | (861.7) |
| Unrecognized net actuarial loss and transition amount | **n/a** | 1,778.1 | **n/a** | 159.0 |
| Unrecognized prior service cost | **n/a** | 47.2 | **n/a** | 30.1 |
| Net amount recognized | **$(1,083.0)** | $ 442.3 | **$(866.7)** | $(672.6) |
| **Amounts Recognized in the Balance Sheet** | | | | |
| Noncurrent asset—Prepaid benefit cost | **$ 7.6** | $ 24.2 | **$ —** | $ — |
| Current liability—Accrued benefit cost | **(8.5)** | n/a | **(69.7)** | n/a |
| Noncurrent liability—Accrued benefit cost | **(1,082.1)** | n/a | **(797.0)** | n/a |
| Accrued benefit cost | **n/a** | (1,018.4) | **n/a** | (672.6) |
| Intangible asset | **n/a** | 50.0 | **n/a** | — |
| Accumulated other comprehensive loss | **n/a** | 1,386.5 | **n/a** | — |
| Net amount recognized | **$(1,083.0)** | $ 442.3 | **$(866.7)** | $(672.6) |

n/a—not applicable

The Corporation uses December 31 as the measurement date for all of its postretirement plans.

*Information for the Principal Plans and All Other Pension Plans*

| | Principal Plans | | All Other Pension Plans | | Total | |
|---|---|---|---|---|---|---|
| | Year Ended December 31 | | | | | |
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| | (Millions of dollars) | | | | | |
| Projected benefit obligation ("PBO") | **$5,252.5** | $5,113.8 | **$435.8** | $395.4 | **$5,688.3** | $5,509.2 |
| ABO | **4,914.8** | 4,770.6 | **384.3** | 349.0 | **5,299.1** | 5,119.6 |
| Fair value of plan assets | **4,285.2** | 3,853.5 | **320.1** | 272.7 | **4,605.3** | 4,126.2 |

*Information for Pension Plans With an ABO in Excess of Plan Assets*

| | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| | (Millions of dollars) | |
| PBO | **$5,453.9** | $5,360.2 |
| ABO | **5,101.9** | 4,980.5 |
| Fair value of plan assets | **4,389.9** | 3,977.8 |

*Components of Net Periodic Benefit Cost*

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31 | | | | | |
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| | (Millions of dollars) | | | | | |
| Service cost | **$ 86.9** | $ 81.4 | $ 87.4 | **$16.3** | $17.4 | $17.8 |
| Interest cost | **298.3** | 294.6 | 296.2 | **48.1** | 47.1 | 48.2 |
| Expected return on plan assets[(a)] | **(337.2)** | (322.6) | (324.0) | **—** | — | — |
| Amortization of prior service cost (benefit) and transition amount | **7.7** | 6.3 | 7.3 | **2.1** | (.2) | (.7) |
| Recognized net actuarial loss | **100.5** | 92.7 | 83.3 | **3.8** | 3.9 | 4.0 |
| Other | **10.7** | 4.4 | 4.6 | **2.7** | — | (1.5) |
| Net periodic benefit cost | **$ 166.9** | $ 156.8 | $ 154.8 | **$73.0** | $68.2 | $67.8 |

(a) The expected return on plan assets is determined by multiplying the fair value of plan assets at the prior year-end (adjusted for estimated current year cash benefit payments and contributions) by the expected long-term rate of return.

*Weighted-Average Assumptions used to determine Net Cost for years ended December 31*

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| Discount rate | **5.47%** | 5.68% | 5.92% | **5.68%** | 5.85% | 6.01% |
| Expected long-term return on plan assets | **8.28%** | 8.29% | 8.32% | **—** | — | — |
| Rate of compensation increase | **3.68%** | 3.67% | 3.51% | **—** | — | — |

*Weighted-Average Assumptions used to determine Benefit Obligations at December 31*

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Discount rate | **5.64%** | 5.47% | **5.84%** | 5.68% |
| Rate of compensation increase | **3.90%** | 3.68% | — | — |

*Expected Long-Term Rate of Return and Investment Strategies for the Principal Plans*

The expected long-term rate of return on pension fund assets was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. The Corporation also considered the U.S. plan's historical 15-year and 20-year compounded annual returns of 9.9 percent and 10.9 percent, respectively, which have been in excess of these broad equity and bond benchmark indices. The Corporation anticipates that on average the investment managers for each of the plans comprising the Principal Plans will generate annual long-term rates of return of at least 8.5 percent. The Corporation's expected long-term rate of return on the assets in the Principal Plans is based on an asset allocation assumption of about 70 percent with equity managers, with expected long-term rates of return of approximately 10 percent, and about 30 percent with fixed income managers, with an expected long-term rate of return of about 6 percent. The Corporation regularly reviews its actual asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate. Also, when deemed appropriate, the Corporation executes hedging strategies using index options and futures to limit the downside exposure of certain investments by trading off upside potential above an acceptable level. The Corporation last executed this hedging strategy for 2003. No hedging instruments are currently in place. The Corporation will continue to evaluate its long-term rate of return assumptions at least annually and will adjust them as necessary.

*Plan Assets*

The Corporation's pension plan asset allocations for its Principal Plans are as follows:

| Asset Category | Target Allocation 2007 | Percentage of Plan Assets at December 31 | |
|---|---|---|---|
| | | 2006 | 2005 |
| Equity securities | 73% | 74% | 73% |
| Debt securities | 27 | 26 | 27 |
| Total | 100% | 100% | 100% |

The plan assets did not include a significant amount of the Corporation's common stock.

*Cash Flows*

While the Corporation is not required to make a contribution in 2007 to the U.S. plan, the benefit of a contribution will be evaluated. The Corporation currently anticipates contributing about $94 million to its pension plans outside the U.S. in 2007.

*Estimated Future Benefit Payments*

The following gross benefit payments and related Medicare Part D reimbursements are expected over the next ten years:

| | Pension Benefits | Other Benefits | Medicare Part D Reimbursements |
|---|---|---|---|
| | | (Millions of dollars) | |
| 2007 | $ 331 | $ 86 | $ (5) |
| 2008 | 332 | 86 | (6) |
| 2009 | 336 | 87 | (6) |
| 2010 | 343 | 88 | (7) |
| 2011 | 354 | 91 | (7) |
| Years 2012 – 2016 | 2,025 | 484 | (42) |

*Health Care Cost Trends*

Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care trend rates would have the following effects on 2006 data:

| | One-Percentage-Point | |
|---|---|---|
| | Increase | Decrease |
| | (Millions of dollars) | |
| Effect on total of service and interest cost components | $ 2.4 | $ 2.4 |
| Effect on postretirement benefit obligation | 30.9 | 31.3 |

*Defined Contribution Retirement Plans*

Contributions to defined contribution retirement plans are primarily based on the age and compensation of covered employees. The Corporation's contributions, all of which were charged to expense, were $55.0 million, $52.7 million and $47.6 million in 2006, 2005 and 2004, respectively.

*Investment Plans*

Voluntary contribution investment plans are provided to substantially all North American and most European employees. Under the plans, the Corporation matches a portion of employee contributions. Costs charged to expense under the plans were $30.1 million, $31.0 million and $30.8 million in 2006, 2005 and 2004, respectively.

**Note 9. Stockholders' Equity**

On September 14, 2006, the Board of Directors authorized the retirement of 90 million shares of treasury stock, which become authorized but unissued shares.

At December 31, 2006, unremitted net income of equity companies included in consolidated retained earnings was about $808 million.

*Other Comprehensive Income (Loss)*

The changes in the components of other comprehensive income (loss) are as follows:

| | Year Ended December 31 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | | 2004 | | | |
| | Pretax Amount | Tax Effect | Net Amount | Pretax Amount | Tax Effect | Net Amount | Pretax Amount | Tax Effect | Spin Off | Net Amount |
| | (Millions of dollars) | | | | | | | | | |
| Unrealized translation | $ 439.7 | $ — | $ 439.7 | $(412.6) | $ — | $(412.6) | $415.8 | $— | $(60.1) | $355.7 |
| Minimum pension liability | 1,386.5 | (498.3) | 888.2 | (97.7) | 39.1 | (58.6) | (75.6) | 27.8 | 36.3 | (11.5) |
| Unrecognized net actuarial loss and transition amount: | | | | | | | | | | |
| Pension benefits | (1,446.5) | 508.4 | (938.1) | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| Other postretirement benefits | (148.8) | 56.0 | (92.8) | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| Unrecognized prior service cost: | | | | | | | | | | |
| Pension benefits | (52.7) | 19.1 | (33.6) | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| Other postretirement benefits | (25.2) | 9.6 | (15.6) | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| Deferred (losses) gains on cash flow hedges | (16.4) | 5.7 | (10.7) | 40.7 | (13.0) | 27.7 | (5.8) | 1.8 | (.6) | (4.6) |
| Unrealized holding gains (losses) on securities | .1 | — | .1 | .1 | — | .1 | (.2) | — | — | (.2) |
| Other comprehensive income (loss) | $ 136.7 | $ 100.5 | $ 237.2 | $(469.5) | $ 26.1 | $(443.4) | $334.2 | $29.6 | $(24.4) | $339.4 |

n/a—not applicable

Accumulated balances of other comprehensive income (loss), net of applicable income taxes are as follows:

| | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| | (Millions of dollars) | |
| Unrealized translation | $ (358.2) | $ (797.9) |
| Minimum pension liability | n/a | (888.2) |
| Unrecognized net actuarial loss and transition amount | (1,030.9) | n/a |
| Unrecognized prior service cost | (49.2) | n/a |
| Deferred gains on cash flow hedges | 6.1 | 16.8 |
| Unrealized holding losses on securities | — | (.1) |
| Accumulated other comprehensive income (loss) | $(1,432.2) | $(1,669.4) |

n/a—not applicable

Net unrealized currency gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in this section of stockholders' equity. For these operations, changes in exchange rates generally do not affect cash flows; therefore, unrealized translation adjustments are recorded in stockholders' equity rather than net income. Upon sale or substantially complete liquidation of any of these subsidiaries, the applicable unrealized translation adjustment would be removed from stockholders' equity and reported as part of the gain or loss on the sale or liquidation. The decrease in unrealized translation is primarily due to the weakening of the U.S. dollar versus the euro, Australian dollar, South Korean won, British pound and Brazilian real.

Also included in unrealized translation amounts are the effects of foreign exchange rate changes on intercompany balances of a long-term investment nature and transactions designated as hedges of net foreign investments.

Approximately $75 million and $11 million of unrecognized net actuarial loss and unrecognized prior service cost, respectively, is expected to be recognized as a component of net periodic benefit cost in 2007.

*Stock-Based Compensation*

A summary of stock-based compensation under the Plans as of December 31, 2006 and the activity during the year then ended is presented below.

| Stock Options | Shares (000's) | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value ($000) |
|---|---|---|---|---|
| Outstanding at January 1, 2006 | 32,622 | $56.99 | | |
| Granted | 4,779 | 58.75 | | |
| Exercised | (6,608) | 50.08 | | |
| Forfeited or expired | (843) | 63.52 | | |
| Outstanding at December 31, 2006 | 29,950 | 58.58 | 5.5 | $280,510 |
| Exercisable at December 31, 2006 | 21,125 | 57.87 | 4.2 | $212,965 |

During 2006, cash received from the exercise of stock options aggregated $331 million. The total intrinsic value of stock options exercised during 2006 was $85.9 million; the Corporation received a related income tax benefit of about $21.6 million.

| | Restricted Shares | | Time-Based Restricted Share Units | | Performance-Based Restricted Share Units | |
|---|---|---|---|---|---|---|
| Other Stock-Based Awards | Shares (000's) | Weighted-Average Grant-Date Fair Value | Shares (000's) | Weighted-Average Grant-Date Fair Value | Shares (000's) | Weighted-Average Grant-Date Fair Value |
| Nonvested at January 1, 2006 | 624 | $51.82 | 873 | $58.95 | 467 | $62.82 |
| Granted | — | — | 301 | 59.20 | 253 | 58.74 |
| Vested | (124) | 55.56 | (86) | 59.57 | (34) | 63.10 |
| Forfeited | (35) | 48.10 | (44) | 59.05 | (26) | 62.45 |
| Nonvested at December 31, 2006 | 465 | 51.14 | 1,044 | 58.97 | 660 | 61.26 |

The total fair value of shares and share units that became vested during 2006 was $15.5 million.

**Note 10. Risk Management**

As a multinational enterprise, the Corporation is exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. The Corporation employs a variety of practices to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. The Corporation's policies restrict the use of derivatives for risk management purposes only and prohibit their use for speculation or trading, and prohibit the use of any leveraged derivative instrument. Foreign currency derivative instruments are either exchange traded or are entered into with major financial institutions.

The Corporation's credit exposure under these arrangements is limited to those agreements with a positive fair value at the reporting date. Credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

*Foreign Currency Exchange Risk*

Foreign currency exchange risk is managed by the systematic use of foreign currency forward, option and swap contracts. The use of these instruments allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management does not foresee or expect any significant change in such exposures in the near future or in the strategies it employs to manage them. In addition, many of the Corporation's non-U.S. operations buy the majority of their inputs and sell the majority of their outputs in their local currency, thereby minimizing the effect of currency rate changes on their local operating profit margins.

*Foreign Currency Translation Risk*

Translation adjustments result from translating foreign entities' financial statements to U.S. dollars from their functional currencies. Translation exposure, which results from changes in translation rates between functional currencies and the U.S. dollar, generally is not hedged. In 2005, in connection with its plan to repatriate unremitted foreign earnings under the American Jobs Creation Act, the Corporation hedged a portion of its investments in certain subsidiaries. There are no net investment hedges in place at December 31, 2006. The risk to any particular entity's net assets is minimized to the extent that the entity is financed with local currency borrowing.

*Interest Rate Risk*

Interest rate risk is managed using a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments and interest rate swaps. The objective is to maintain a cost-effective mix that management deems appropriate. Management does not foresee or expect any significant changes in its exposure to interest rate fluctuations in the near future or in the strategies it employs to manage them.

*Commodity Price Risk*

The Corporation is subject to commodity price risk, the most significant of which relates to the price of pulp, polypropylene, petroleum and natural gas.

Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation sources approximately 10 percent of its virgin fiber needs from internal pulp manufacturing operations. Increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage the pulp price risk. Polypropylene is subject to price fluctuations based on changes in petroleum prices, availability and other factors. A number of the Corporation's products, such as diapers, training and youth pants, and incontinence care products contain certain polypropylene materials. The Corporation purchases these materials from a number of suppliers. Significant increases in prices for these materials could adversely affect the Corporation's earnings if selling prices for its finished products are not adjusted or if adjustments significantly trail the increases in prices for these materials. Derivative instruments have not been used to manage these risks.

The Corporation's distribution costs for its finished products are subject to fluctuations in petroleum prices and other factors. The Corporation utilizes a number of providers of transportation services. Significant increases in prices for these services could adversely affect the Corporation's earnings if selling prices for its finished products are not adjusted or if adjustments significantly trail the increases in prices for these services. Derivative instruments have not been used to manage these risks.

The Corporation uses derivative financial instruments to offset a substantial portion of its exposure to market risk arising from changes in the price of natural gas. Hedging of this risk is accomplished by entering into forward swap contracts, which are designated as hedges of specific quantities of natural gas expected to be purchased in future months. These readily marketable swap contracts are recorded in the Corporation's Consolidated Balance Sheet at fair value. On the date the derivative contract is entered into, the Corporation formally documents and designates the swap contract as a cash flow hedge, including how the effectiveness of the hedge will be measured. This process links the swap contract to specific forecasted transactions. Since these swap contracts were highly effective, changes in their fair values were recorded in other comprehensive income, net of related income taxes, and recognized in income at the time the cost of the natural gas was recognized in income.

*Effect of Derivative Instruments on Results of Operations and Other Comprehensive Income*

*Fair Value Hedges*

The Corporation's fair value hedges offset the effect of the hedged items in 2006, 2005 and 2004, resulting in no effect on income. In addition, during these years, all designated derivatives for firm commitments continued to qualify for fair value hedge accounting.

*Cash Flow Hedges*

The effective portion of the gain or loss on the derivative instruments designated as cash flow hedges is initially recorded in other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. The Corporation's cash flow hedges resulted in no significant ineffectiveness in 2006, 2005 and 2004 and consequently resulted in no significant effect on income. During the same period in which the hedged forecasted transactions affected earnings, the Corporation reclassified $14.0 million of after-tax losses, $11.2 million of after-tax gains, and $9.0 million of after-tax losses, respectively, from accumulated other comprehensive income to earnings. At December 31, 2006, the Corporation expects to reclassify $6.3 million of after-tax losses from accumulated other comprehensive income primarily to cost of sales during the next twelve months, consistent with the timing of the underlying hedged transactions. The maximum maturity of cash flow derivatives in place at December 31, 2006 is August 2017.

*Net Investment Hedges*

In 2006, the Corporation hedged a portion of its investment position in one of its equity affiliates. Under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, changes in the fair value of the derivative instruments are recognized in other comprehensive income to offset the change in value of the net investment being hedged. The net investment hedge was closed out in December 2006.

**Note 11. Variable Interest Entities**

The Corporation has interests in the following financing and real estate entities and synthetic fuel partnerships described in Note 14, all of which are subject to the requirements of FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities—an Interpretation of ARB 51* ("FIN 46R").

*Financing Entities*

The Corporation holds a significant interest in two financing entities that were used to monetize long-term notes received from the sale of certain nonstrategic timberlands and related assets to nonaffiliated buyers. These transactions qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes contained in SFAS No. 66, *Accounting for Sales of Real Estate*. These sales involved notes receivable with an aggregate face value of $617 million and a fair value of approximately $593 million at the date of sale. The notes receivable are backed by irrevocable standby letters of credit issued by money center banks, which aggregated $617 million at December 31, 2006.

Because the Corporation desired to monetize the $617 million of notes receivable and continue the deferral of current income taxes on the gains, the Corporation transferred the notes received from the sales to noncontrolled financing entities. The Corporation has minority voting interests in each of the financing entities (collectively, the "Financing Entities"). The transfers of the notes and certain other assets to the Financing Entities were made at fair value, were accounted for as asset sales and resulted in no gain or loss. In conjunction with the transfer of the notes and other assets, the Financing Entities became obligated for $617 million in third-party debt financing. A nonaffiliated financial institution has made substantive capital investments in each of the Financing Entities, has majority voting control over them and has substantive risks and rewards of ownership of the assets in the Financing Entities. The Corporation also contributed intercompany notes receivable aggregating $662 million and intercompany preferred stock of $50 million to the Financing Entities, which serve as secondary collateral for the third-party lending arrangements. In the unlikely event of default by both of the money center banks that provided the irrevocable standby letters of credit, the Corporation could experience a maximum loss of $617 million under these arrangements.

The Corporation has not consolidated the Financing Entities because it is not the primary beneficiary of either entity. Rather, it will continue to account for its ownership interests in these entities using the equity method of accounting. The Corporation retains equity interests in the Financing Entities for which the legal right of offset exists against the intercompany notes. As a result, the intercompany notes payable have been offset against the Corporation's equity interests in the Financing Entities for financial reporting purposes.

See Note 6 for a description of the Corporation's Luxembourg-based financing subsidiary, which is consolidated because the Corporation is the primary beneficiary of the entity.

*Real Estate Entities*

The Corporation participates in the U.S. affordable housing and historic renovation real estate markets. Investments in these markets are encouraged by laws enacted by the United States Congress and related federal income tax rules and regulations. Accordingly, these investments generate income tax credits and tax losses that are used to reduce the Corporation's income tax liabilities. The Corporation invested in these markets through (i) partnership arrangements as a limited partner, (ii) limited liability companies as a nonmanaging member and (iii) investments in various funds in which the Corporation is one of many noncontrolling investors. These entities borrow money from third parties generally on a nonrecourse basis and invest in and own various real estate projects.

FASB Interpretation No. 46, *Consolidation of Variable Interest Entities—an Interpretation of ARB 51*, requires the Corporation to consolidate certain real estate entities because it is the primary beneficiary of them. At December 31, 2006, the carrying amount of assets of these entities, aggregating $4.9 million, serves as collateral for $3.7 million of obligations of these ventures. The assets are classified as property, plant and equipment on the Consolidated Balance Sheet. Neither the creditors nor the other beneficial interest holders of these consolidated ventures have recourse to the general credit of the Corporation.

The Corporation accounts for its interests in its nonconsolidated real estate entities by the equity method of accounting or by the effective yield method, as appropriate, and has accounted for the related income tax credits and other tax benefits as a reduction in its income tax provision. As of December 31, 2006, the Corporation had net equity of $19.6 million in its nonconsolidated real estate entities. The Corporation has earned income tax credits totaling approximately $97.7 million, $84.1 million and $71.8 million through 2006, 2005 and 2004, respectively. As of December 31, 2006, total permanent financing debt for the nonconsolidated entities was $283.5 million. A total of $35.0 million of the permanent financing debt is guaranteed by the Corporation and the remainder of this debt is not supported or guaranteed by the Corporation. Except for the guaranteed portion, permanent financing debt is secured solely by the properties and is nonrecourse to the Corporation. From time to time, temporary interim financing is guaranteed by the Corporation. In general, the Corporation's interim financing guarantees are eliminated at the time permanent financing is obtained. At December 31, 2006, $49.3 million of temporary interim financing associated with these nonconsolidated real estate entities was guaranteed by the Corporation.

If the Corporation's investments in its nonconsolidated real estate entities were to be disposed of at their carrying amounts, a portion of the tax credits may be recaptured and may result in a charge to earnings. As of December 31, 2006, this recapture risk is estimated to be $36.6 million. The Corporation has no current intention of disposing of these investments during the recapture period, nor does it anticipate the need to do so in the foreseeable future in order to satisfy any anticipated liquidity need. Accordingly, the recapture risk is considered to be remote.

At December 31, 2006, the Corporation's maximum loss exposure for its nonconsolidated real estate entities is estimated to be $140.5 million and was comprised of its net equity in these entities of $19.6 million, its permanent financing guarantees of $35.0 million, its interim financing guarantees of $49.3 million and the income tax credit recapture risk of $36.6 million.

## Note 12. Leases and Commitments

*Leases*

The Corporation has entered into operating leases for certain warehouse facilities, automobiles and equipment. The future minimum obligations under operating leases having a noncancelable term in excess of one year as of December 31, 2006, are as follows:

| | Millions |
|---|---|
| Year Ending December 31: | |
| 2007 | $ 84.2 |
| 2008 | 70.9 |
| 2009 | 61.2 |
| 2010 | 49.0 |
| 2011 | 40.8 |
| Thereafter | 145.1 |
| Future minimum obligations | $451.2 |

Certain operating leases contain residual value guarantees, which provide that if the Corporation does not purchase the leased property from the lessor at the end of the lease term, the Corporation is liable to the lessor for the shortfall, if any, between the proceeds from the sale of the property and an agreed value. At December 31, 2006, the maximum amount of the residual value guarantee was approximately $20 million. Management expects the proceeds from the sale of the properties under the operating leases will exceed the agreed values.

Operating lease obligations have been reduced by approximately $2 million for rental income from noncancelable sublease agreements.

Consolidated rental expense under operating leases was $227.9 million, $199.0 million and $195.9 million in 2006, 2005 and 2004, respectively.

*Purchase Commitments*

In conjunction with the Spin-off, the Corporation entered into a long-term pulp supply agreement with Neenah Paper. Under the agreement, the Corporation has agreed to purchase annually declining specified minimum tonnages of pulp. During 2006, the pulp supply agreement was modified to decrease the Corporation's 2007 minimum purchase obligation by approximately 25 percent. Minimum commitments under the agreement are estimated to be approximately $216 million in 2007, $231 million in 2008, $182 million in 2009 and $121 million in 2010. The latter two years reflect the phase-down period described in the following paragraph. These commitments represent 13 percent, 14 percent, 11 percent and 7 percent, respectively, of the Corporation's total estimated requirements for virgin pulp. The Corporation purchased approximately $216 million under that agreement in 2006.

Under the agreement, the prices for pulp will be based on published industry index prices, subject to certain minimum and maximum prices, less agreed-upon discounts. The commitments are structured as supply-or-pay and take-or-pay arrangements. Accordingly, if the Corporation does not purchase the specified minimums, it must pay for the shortfall based on the difference between the contract price and any lower price Neenah Paper obtains for the pulp, plus ten percent of the difference. If Neenah Paper does not supply the specified minimums, it must pay for the shortfall based on the difference between the contract price and any higher price that the Corporation pays to purchase the pulp, plus ten percent of that difference. Either party can elect a two-year phase-down period for the agreement, to begin no earlier than January 1, 2009 under which the minimum commitments would be approximately $182 million in the first year and $121 million in the second year. Either party may terminate the pulp supply agreement for certain events specified in the agreement.

The Corporation has entered into other long-term contracts for the purchase of pulp and utilities, principally electricity. Commitments under these contracts are approximately $273 million in 2007, $143 million in 2008, $100 million in 2009, $75 million in 2010 and $54 million in 2011. Total commitments beyond the year 2011 are $262 million.

Although the Corporation is primarily liable for payments on the above-mentioned leases and purchase commitments, management believes the Corporation's exposure to losses, if any, under these arrangements is not material.

## Note 13. Contingencies and Legal Matters

*Contingency*

One of the Corporation's North American tissue mills has an agreement to provide its local utility company a specified amount of electric power for each of the next 11 years. In the event that the mill was shut down, the Corporation would be required to continue to operate the power generation facility on behalf of its owner, the local utility company. The net present value of the cost to fulfill this agreement as of December 31, 2006 is estimated to be approximately $107 million. Management considers the probability of closure of this mill to be remote.

*Environmental Matters*

The Corporation has been named as a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

## Note 14. Synthetic Fuel Partnerships

The Corporation has minority interests in two synthetic fuel partnerships. Although these partnerships are variable interest entities that are subject to the requirements of FIN 46R, the Corporation is not the primary beneficiary, and the entities have not been consolidated. Synthetic fuel produced by the partnerships is eligible for synthetic fuel tax credits through 2007. In addition, there are tax deductions for pretax losses generated by the partnerships that are reported as nonoperating expense in the Corporation's Consolidated Income Statement. Both the credits and tax deductions reduce the Corporation's income tax expense. The tax credits begin to be phased out as the average annual domestic price of oil exceeds certain statutory amounts. The effects of these credits and deductions are shown in the following table:

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | |
| | (Millions of dollars) | | | | | |
| Nonoperating expense | | **$(65.5)** | | $(179.0) | | $(158.4) |
| Tax credits | **$60.5** | | $169.2 | | $144.4 | |
| Tax benefit of nonoperating expense | **25.5** | **86.0** | 65.1 | 234.3 | 55.4 | 199.8 |
| Net synthetic fuel benefit | | **$ 20.5** | | $ 55.3 | | $ 41.4 |
| Per share basis—diluted | | **$ .04** | | $ .12 | | $ .08 |

The effects of the credits are shown separately in the Corporation's reconciliation of the U.S. statutory rate to its effective income tax rate in Note 15.

Because the partnerships have received favorable private letter rulings from the IRS and because the partnerships' test procedures conform to IRS guidance, the Corporation's loss exposure under the synthetic fuel partnerships is minimal.

## Note 15. Income Taxes

An analysis of the provision for income taxes for income from continuing operations follows:

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (Millions of dollars) | | |
| Current income taxes: | | | |
| United States | **$ 347.8** | $ 308.1 | $192.0 |
| State | **32.8** | 66.9 | 35.4 |
| Other countries | **296.6** | 206.1 | 275.9 |
| Total | **677.2** | 581.1 | 503.3 |
| Deferred income taxes: | | | |
| United States | **(144.7)** | (118.6) | 30.8 |
| State | **(9.7)** | (30.3) | (20.7) |
| Other countries | **(53.6)** | 6.2 | (29.5) |
| Total | **(208.0)** | (142.7) | (19.4) |
| Total provision for income taxes | **$ 469.2** | $ 438.4 | $483.9 |

Income from continuing operations before income taxes is earned in the following tax jurisdictions:

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (Millions of dollars) | | |
| United States | **$1,359.7** | $1,562.3 | $1,578.1 |
| Other countries | **485.2** | 406.6 | 625.3 |
| Total income before income taxes | **$1,844.9** | $1,968.9 | $2,203.4 |

Deferred income tax assets (liabilities) are composed of the following:

| | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| | (Millions of dollars) | |
| Net current deferred income tax asset attributable to: | | |
| Accrued expenses | **$ 144.7** | $ 145.5 |
| Pension, postretirement and other employee benefits | **76.0** | 94.8 |
| Inventory | **(38.7)** | (27.5) |
| Other | **47.5** | 19.0 |
| Valuation allowances | **(10.3)** | (8.4) |
| Net current deferred income tax asset | **$ 219.2** | $ 223.4 |
| Net noncurrent deferred income tax asset attributable to: | | |
| Income tax loss carryforwards | **$ 311.8** | $ 235.8 |
| State tax credits | **100.1** | 96.0 |
| Pension and other postretirement benefits | **215.7** | 22.2 |
| Accumulated depreciation | **(145.4)** | 3.7 |
| Other | **41.1** | 94.8 |
| Valuation allowances | **(245.4)** | (224.4) |
| Net noncurrent deferred income tax asset included in other assets | **$ 277.9** | $ 228.1 |
| Net noncurrent deferred income tax liability attributable to: | | |
| Accumulated depreciation | **$(866.0)** | $(1,103.1) |
| Pension, postretirement and other employee benefits | **478.8** | 548.1 |
| Foreign tax credits and loss carryforwards | **354.5** | 484.1 |
| Installment sales | **(189.4)** | (192.0) |
| Other | **(53.3)** | (70.2) |
| Valuation allowances | **(115.7)** | (239.8) |
| Net noncurrent deferred income tax liability | **$(391.1)** | $ (572.9) |

Valuation allowances decreased $102.9 million in 2006 and increased $221.6 million in 2005. The decrease in 2006 was related to excess foreign tax credits. Valuation allowances at the end of 2006 primarily relate to the realization of excess foreign tax credits in the U.S. and income tax loss carryforwards of $884.2 million, which potentially are not useable primarily in jurisdictions outside the U.S. If not utilized against taxable income, $416.7 million of the loss carryforwards will expire from 2007 through 2026. The remaining $467.5 million has no expiration date.

Realization of income tax loss carryforwards is dependent on generating sufficient taxable income prior to expiration of these carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased if estimates of future taxable income change during the carryforward period.

Presented below is a reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the provision for income taxes.

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Millions of dollars) | | | | | |
| Income from continuing operations before income taxes | **$1,844.9** | | $1,968.9 | | $2,203.4 | |
| Tax at U.S. statutory rate applied to income from continuing operations | **$ 645.7** | **35.0%** | $ 689.1 | 35.0% | $ 771.2 | 35.0% |
| State income taxes, net of federal tax benefit | **15.0** | **.8** | 23.8 | 1.2 | 9.6 | .4 |
| Taxes on American Jobs Creation Act dividends | **—** | **—** | 55.5 | 2.8 | — | — |
| Synthetic fuel credits | **(60.5)** | **(3.3)** | (169.2) | (8.6) | (144.4) | (6.6) |
| Recognition of additional prior year foreign tax credits | **(35.9)** | **(1.9)** | — | — | — | — |
| Net operating losses realized | **(8.0)** | **(.4)** | (14.2) | (.7) | (9.2) | (.4) |
| Other—net[(a)] | **(87.1)** | **(4.8)** | (146.6) | (7.4) | (143.3) | (6.4) |
| Provision for income taxes | **$ 469.2** | **25.4%** | $ 438.4 | 22.3% | $ 483.9 | 22.0% |

(a) Other—net is comprised of numerous items, none of which is greater than 1.3 percent of income from continuing operations.

The 2004 American Jobs Creation Act (the "Act") provided, among other things, for a one-time deduction for certain foreign earnings that are repatriated to and reinvested in the United States. During 2005, the Corporation repatriated approximately $985 million of previously unremitted earnings of certain of its non-U.S. subsidiaries under the provisions of the Act. As a result, the Corporation recorded income tax expense and a related income tax liability of approximately $55.5 million in 2005.

At December 31, 2006, U.S. income taxes have not been provided on approximately $4.4 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings, which are considered to be invested indefinitely, would become subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Determination of the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings is not practicable because of the complexities associated with this hypothetical calculation.

The Corporation accrues liabilities in current income taxes for potential assessments, which at December 31, 2006 and 2005 aggregated $237.2 million and $268.8 million, respectively. The decrease was due to prior year tax audit settlements. The accruals relate to uncertain tax positions in a variety of taxing jurisdictions and are based on what management believes will be the ultimate resolution of these positions. These liabilities may be affected by changing interpretations of laws, rulings by tax authorities, or the expiration of the statute of limitations. The Corporation's U.S. federal income tax returns have been audited through 2003. IRS assessments of additional taxes have been paid through 1998. Refund actions are pending with the IRS Examination Division or Appeals Office for the years 1993 through 1998. Management currently believes that the ultimate resolution of these matters, individually or in the aggregate, will not have a material effect on the Corporation's business, financial condition, results of operations or liquidity.

### Note 16. Earnings Per Share

A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computations follows:

| | Average Common Shares Outstanding | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | | (Millions) | |
| Basic | **458.5** | 474.0 | 495.2 |
| Dilutive effect of stock options | **1.9** | 2.6 | 3.4 |
| Dilutive effect of restricted share awards | **1.2** | .8 | .6 |
| Diluted | **461.6** | 477.4 | 499.2 |

Options outstanding that were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares are summarized below:

| Description | 2006 | 2005 | 2004 |
|---|---|---|---|
| Average number of share equivalents (millions) | **8.6** | 9.1 | 5.4 |
| Weighted-average exercise price | **$ 66.48** | $ 66.58 | $ 70.13 |
| Expiration date of options | **2007 to 2015** | 2007 to 2015 | 2007 to 2012 |
| Options outstanding at year-end | **8.2** | 8.8 | 5.4 |

The number of common shares outstanding as of December 31, 2006, 2005 and 2004 was 455.6 million, 461.5 million and 482.9 million, respectively.

### Note 17. Business Segment and Geographic Data Information

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the strategic cost reductions described in Note 2. Corporate & Other Assets include the Corporation's investments in equity affiliates, finance operations and real estate entities, and deferred tax assets. The accounting policies of the reportable segments are the same as those described in Note 1.

The principal sources of revenue in each global business segment are described below.

- The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.
- The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

- The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, Kleenguard and Kimcare brand names.
- The Health Care segment manufactures and markets health care products such as surgical gowns, drapes, infection control products, sterilization wrap, disposable face masks and exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Approximately 13 percent of net sales were to Wal-Mart Stores, Inc. in 2006, 2005 and 2004, primarily in the Personal Care and Consumer Tissue businesses.

Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the following tables:

*Consolidated Operations by Business Segment*

| | Personal Care | Consumer Tissue | K-C Professional & Other | Health Care | Inter-segment Sales | Corporate & Other | Consolidated Total |
|---|---|---|---|---|---|---|---|
| | | | (Millions of dollars) | | | | |
| **Net Sales** | | | | | | | |
| **2006** | **$6,740.9** | **$5,982.0** | **$2,718.7** | **$1,331.8** | **$ (58.8)** | **$ 32.3** | **$16,746.9** |
| 2005 | 6,287.4 | 5,781.3 | 2,595.7 | 1,226.1 | (19.3) | 31.4 | 15,902.6 |
| 2004 | 5,975.1 | 5,343.0 | 2,757.7 | 1,200.2 | (217.1) | 24.3 | 15,083.2 |
| **Operating Profit[(a)]** | | | | | | | |
| **2006** | **1,302.5** | **772.6** | **437.1** | **246.2** | **—** | **(656.9)[(b)]** | **2,101.5** |
| 2005 | 1,242.2 | 805.8 | 446.9 | 226.3 | — | (410.6)[(b)] | 2,310.6 |
| 2004 | 1,253.2 | 803.1 | 387.1 | 269.5 | — | (206.5) | 2,506.4 |
| **Depreciation and Amortization** | | | | | | | |
| **2006** | **266.3** | **273.7** | **125.1** | **41.5** | **—** | **226.2** | **932.8** |
| 2005 | 267.4 | 301.0 | 134.6 | 53.5 | — | 88.0 | 844.5 |
| 2004 | 286.9 | 310.7 | 140.8 | 53.2 | — | 8.7 | 800.3 |
| **Assets** | | | | | | | |
| **2006** | **5,026.5** | **6,032.2** | **2,406.7** | **2,356.2** | **—** | **1,245.4** | **17,067.0** |
| 2005 | 4,650.7 | 5,672.9 | 2,361.4 | 2,217.5 | — | 1,400.7 | 16,303.2 |
| 2004 | 4,813.3 | 5,881.5 | 2,511.0 | 2,234.2 | — | 1,578.0 | 17,018.0 |
| **Capital Spending** | | | | | | | |
| **2006** | **345.0** | **455.8** | **128.8** | **42.4** | **—** | **.1** | **972.1** |
| 2005 | 297.9 | 296.6 | 87.3 | 27.7 | — | .1 | 709.6 |
| 2004 | 242.5 | 202.3 | 64.2 | 25.2 | — | .8 | 535.0 |

(a) Segment operating profit excludes other income and (expense), net and income and expenses not associated with the business segments.

(b) Corporate & Other includes expenses not associated with the business segments, including the following amounts of pretax charges for the strategic cost reductions:

| | Personal Care | Consumer Tissue | K-C Professional & Other | Health Care | Total |
|---|---|---|---|---|---|
| | | | (Millions of dollars) | | |
| *Corporate & Other* | | | | | |
| 2006 | $(245.5) | $(139.6) | $(40.8) | $(50.5) | $(476.4) |
| 2005 | (146.0) | (31.3) | (13.1) | (38.2) | (228.6) |

Additional information concerning these costs is contained in Note 2.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

*Sales of Principal Products*

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (Billions of dollars) | | |
| Consumer tissue products | **$ 5.9** | $ 5.7 | $ 5.3 |
| Diapers | **3.6** | 3.3 | 3.2 |
| Away-from-home professional products | **2.5** | 2.4 | 2.3 |
| All other | **4.7** | 4.5 | 4.3 |
| Consolidated | **$16.7** | $15.9 | $15.1 |

*Consolidated Operations by Geographic Area*

| | United States | Canada | Inter-geographic Items[a] | Total North America | Europe | Asia, Latin America & Other | Inter-geographic Items | Corporate & Other | Consolidated Total |
|---|---|---|---|---|---|---|---|---|---|
| | (Millions of dollars) | | | | | | | | |
| **Net Sales** | | | | | | | | | |
| **2006** | **$9,405.6** | **$538.0** | **$(249.2)** | **$9,694.4** | **$3,153.4** | **$4,480.9** | **$(581.8)** | **$ —** | **$16,746.9** |
| 2005 | 9,093.1 | 516.4 | (254.7) | 9,354.8 | 3,072.8 | 4,019.2 | (544.2) | — | 15,902.6 |
| 2004 | 8,683.5 | 911.0 | (554.4) | 9,040.1 | 3,098.3 | 3,488.8 | (544.0) | — | 15,083.2 |
| **Operating Profit[b]** | | | | | | | | | |
| **2006** | **1,856.2** | **142.8** | **—** | **1,999.0** | **211.1** | **548.3** | **—** | **(656.9)[c]** | **2,101.5** |
| 2005 | 1,973.5 | 107.7 | — | 2,081.2 | 165.9 | 474.1 | — | (410.6)[c] | 2,310.6 |
| 2004 | 1,953.1 | 122.0 | — | 2,075.1 | 221.0 | 416.8 | — | (206.5) | 2,506.4 |
| **Net Property** | | | | | | | | | |
| **2006** | **4,132.6** | **33.7** | **—** | **4,166.3** | **1,591.3** | **1,927.2** | **—** | **—** | **7,684.8** |
| 2005 | 4,082.0 | 82.1 | — | 4,164.1 | 1,529.5 | 1,801.1 | — | — | 7,494.7 |
| 2004 | 4,177.8 | 103.5 | — | 4,281.3 | 1,875.2 | 1,834.0 | — | — | 7,990.5 |

(a) Intergeographic net sales include $48.4 million, $59.4 million and $368.0 million by operations in Canada to the U.S. in 2006, 2005 and 2004, respectively.

(b) Geographic operating profit excludes other income and (expense), net and income and expenses not associated with geographic areas.

(c) Corporate & Other includes expenses not associated with geographic areas, including the following amounts of pretax charges for the strategic cost reductions:

| | United States | Canada | Europe | Asia, Latin America & Other | Total |
|---|---|---|---|---|---|
| | (Millions of dollars) | | | | |
| *Corporate & Other* | | | | | |
| 2006 | $(226.5) | $(16.7) | $(195.5) | $(37.7) | $(476.4) |
| 2005 | (59.9) | (25.0) | (113.5) | (30.2) | (228.6) |

Additional information concerning these costs is contained in Note 2.

*Equity Companies' Data*

| | Net Sales | Gross Profit | Operating Profit | Net Income | Corporation's Share of Net Income |
|---|---|---|---|---|---|
| | (Millions of dollars) | | | | |
| **2006** | **$2,275.1** | **$815.2** | **$668.3** | **$456.2** | **$218.6[a]** |
| 2005 | 2,115.0 | 730.0 | 441.2 | 286.1 | 136.6 |
| 2004 | 1,823.0 | 635.1 | 433.3 | 261.1 | 124.8 |

(a) The Corporation's share of net income includes a gain from the sale of Kimberly-Clark de Mexico, S.A.B. de C.V.'s pulp and paper business of approximately $46 million.

| | Current Assets | Non-Current Assets | Current Liabilities | Non-Current Liabilities | Stock-holders' Equity |
|---|---|---|---|---|---|
| | (Millions of dollars) | | | | |
| **2006** | **$879.6** | **$905.1** | **$667.4** | **$465.5** | **$651.8** |
| 2005 | 869.7 | 992.1 | 564.6 | 513.4 | 783.9 |
| 2004 | 821.7 | 931.1 | 525.5 | 475.5 | 751.9 |

Equity companies, primarily in Latin America, are principally engaged in operations in the Personal Care and Consumer Tissue businesses.

At December 31, 2006, the Corporation's equity companies and ownership interest were as follows: Kimberly-Clark Lever, Ltd. (India) (50%), Kimberly-Clark de Mexico, S.A.B. de C.V. and subsidiaries (47.9%), Olayan Kimberly-Clark Arabia (49%), Olayan Kimberly-Clark (Bahrain) WLL (49%) and Tecnosur S.A. (Colombia) (34.3%).

Kimberly-Clark de Mexico, S.A.B. de C.V. is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 2006, the Corporation's investment in this equity company was $328 million, and the estimated fair value of the investment was $2.5 billion based on the market price of publicly traded shares.

## Note 18. Supplemental Data *(Millions of dollars)*

| Supplemental Income Statement Data | December 31 2006 | 2005 | 2004 |
|---|---|---|---|
| Advertising expense | **$438.4** | $451.0 | $421.3 |
| Research expense | **301.2** | 319.5 | 279.7 |
| Net foreign currency transaction losses | **22.7** | 50.0 | 26.2 |

*Supplemental Balance Sheet Data*

| Summary of Accounts Receivable, net | December 31 2006 | 2005 |
|---|---|---|
| Accounts Receivable: | | |
| From customers | **$2,142.2** | $1,930.6 |
| Other | **253.2** | 228.8 |
| Less allowance for doubtful accounts and sales discounts | **(58.7)** | (57.5) |
| Total | **$2,336.7** | $2,101.9 |

Accounts receivable are carried at amounts that approximate fair value.

| Summary of Inventories | December 31 2006 | 2005 |
|---|---|---|
| Inventories by Major Class: | | |
| At the lower of cost determined on the FIFO or weighted-average cost methods or market: | | |
| Raw materials | **$ 398.3** | $ 338.9 |
| Work in process | **298.6** | 236.7 |
| Finished goods | **1,263.4** | 1,128.9 |
| Supplies and other | **242.6** | 232.3 |
| | **2,202.9** | 1,936.8 |
| Excess of FIFO or weighted-average cost over LIFO cost | **(198.4)** | (184.7) |
| Total | **$2,004.5** | $1,752.1 |

## KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FIFO or weighted-average value of total inventories determined on the LIFO method were $936.0 million and $857.6 million at December 31, 2006 and December 31, 2005, respectively.

| Summary of Property, Plant and Equipment, net | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| Property, Plant and Equipment: | | |
| Land | $ 241.5 | $ 257.4 |
| Buildings | 2,432.3 | 2,349.7 |
| Machinery and equipment | 12,130.7 | 11,617.8 |
| Construction in progress | 600.4 | 391.3 |
| | 15,404.9 | 14,616.2 |
| Less accumulated depreciation | (7,720.1) | (7,121.5) |
| Total | $ 7,684.8 | $ 7,494.7 |

| Summary of Accrued Expenses | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| Accrued advertising and promotion | $ 333.2 | $ 260.3 |
| Accrued salaries and wages | 404.5 | 377.1 |
| Accrued expenses—strategic cost reductions | 111.2 | 28.2 |
| Other | 754.9 | 734.0 |
| Total | $1,603.8 | $1,399.6 |

*Supplemental Cash Flow Statement Data*

| Summary of Cash Flow Effects of Decrease (Increase) in Operating Working Capital[a] | Year Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004[b] |
| Accounts receivable | $(231.4) | $ (41.9) | $(135.9) |
| Inventories | (252.4) | (81.1) | (192.9) |
| Prepaid expenses | 19.6 | (10.6) | 27.0 |
| Trade accounts payable | 150.1 | 51.1 | 99.4 |
| Other payables | 29.2 | 45.6 | (22.5) |
| Accrued expenses | 268.2 | (2.9) | 107.1 |
| Accrued income taxes | (65.0) | 13.6 | 163.9 |
| Derivatives | (1.2) | 5.3 | (29.4) |
| Currency | 88.0 | (159.2) | 78.1 |
| Decrease (increase) in operating working capital | $ 5.1 | $(180.1) | $ 94.8 |

| Other Cash Flow Data | Year Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004[b] |
| Interest paid | $ 234.5 | $ 195.8 | $ 175.3 |
| Income taxes paid | 708.9 | 590.7 | 368.7 |

| Interest Expense | 2006 | 2005 | 2004[(b)] |
|---|---|---|---|
| | Year Ended December 31 | | |
| Gross interest cost | **$234.6** | $197.5 | $169.0 |
| Capitalized interest on major construction projects | **(14.3)** | (7.3) | (6.5) |
| Interest expense | **$220.3** | $190.2 | $162.5 |

(a) Excludes the effects of acquisitions and dispositions.

(b) Excludes the effects of the Spin-off.

Cash used for investing and financing activities for discontinued operations was approximately $5 million in 2004.

## Note 19. Unaudited Quarterly Data

| | 2006 | | | | 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | Fourth | Third | Second | First | Fourth | Third | Second | First |
| | (Millions of dollars, except per share amounts) | | | | | | | |
| Net sales | **$4,307.2** | **$4,210.4** | **$4,161.4** | **$4,067.9** | $4,008.9 | $4,000.8 | $3,987.1 | $3,905.8 |
| Gross profit | **1,365.9** | **1,275.5** | **1,287.6** | **1,153.1** | 1,289.6 | 1,156.4 | 1,322.6 | 1,306.6 |
| Operating profit | **610.6** | **526.4** | **544.1** | **420.4** | 572.2 | 464.6 | 636.2 | 637.6 |
| Income before cumulative effect of accounting change | **482.6** | **364.2** | **377.6** | **275.1** | 383.4 | 325.3 | 421.8 | 450.1 |
| Net income | **482.6** | **364.2** | **377.6** | **275.1** | 371.1 | 325.3 | 421.8 | 450.1 |
| Per share basis: | | | | | | | | |
| Basic | | | | | | | | |
| Income before cumulative effect of accounting change | **1.06** | **.80** | **.82** | **.60** | .82 | .69 | .88 | .94 |
| Net income | **1.06** | **.80** | **.82** | **.60** | .79 | .69 | .88 | .94 |
| Diluted | | | | | | | | |
| Income before cumulative effect of accounting change | **1.05** | **.79** | **.82** | **.60** | .82 | .68 | .88 | .93 |
| Net income | **1.05** | **.79** | **.82** | **.60** | .79 | .68 | .88 | .93 |
| Cash dividends declared per share | **.49** | **.49** | **.49** | **.49** | .45 | .45 | .45 | .45 |
| Market price per share: | | | | | | | | |
| High | **68.58** | **65.76** | **62.15** | **61.75** | 60.80 | 64.99 | 66.99 | 68.29 |
| Low | **65.00** | **58.63** | **56.96** | **56.59** | 55.60 | 58.62 | 61.26 | 63.33 |
| Close | **67.95** | **65.36** | **61.70** | **57.80** | 59.65 | 59.53 | 62.59 | 65.73 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kimberly-Clark Corporation:

We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and subsidiaries (the "Corporation") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 7 to the consolidated financial statements, on January 1, 2006, the Corporation adopted the provisions of Statement of Financial Standards No. 123(R), *Share-Based Payment*, and on December 31, 2006, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. Also as discussed in Note 1, on December 31, 2005, the Corporation adopted the provisions of Financial Accounting Standards Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Corporation's internal control over financial reporting and an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Dallas, Texas
February 20, 2007

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

As of December 31, 2006, an evaluation was performed under the supervision and with the participation of the Corporation's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures. Based on that evaluation, the Corporation's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2006.

### Internal Control Over Financial Reporting

*Management's Report on the Financial Statements*

Kimberly-Clark Corporation's management is responsible for all aspects of the business, including the preparation of the consolidated financial statements in this annual report. The consolidated financial statements have been prepared using generally accepted accounting principles considered appropriate in the circumstances to present fairly the Corporation's consolidated financial position, results of operations and cash flows on a consistent basis. Management also has prepared the other information in this annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

As can be expected in a complex and dynamic business environment, some financial statement amounts are based on estimates and judgments. Even though estimates and judgments are used, measures have been taken to provide reasonable assurance of the integrity and reliability of the financial information contained in this annual report. These measures include an effective control-oriented environment in which the internal audit function plays an important role and an Audit Committee of the Board of Directors that oversees the financial reporting process. The consolidated financial statements have been audited by the independent registered public accounting firm, Deloitte & Touche LLP. During its audits, Deloitte & Touche LLP was given unrestricted access to all financial records, including minutes of all meetings of stockholders and the Board of Directors and all committees of the Board. Management believes that all representations made to the independent registered public accountants during their audits were valid and appropriate.

*Audit Committee Oversight and the Corporation's Code of Conduct*

The Audit Committee of the Board of Directors, which is composed solely of independent directors, assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Corporation; the audits of its consolidated financial statements; and internal control over financial reporting. The Audit Committee reviews with the auditors any relationships that may affect their objectivity and independence. The Audit Committee also reviews with management, the internal auditors and the independent registered public accounting firm the quality and adequacy of the Corporation's internal control over financial reporting, including compliance matters related to the Corporation's code of conduct, and the results of the internal and external audits. The Audit Committee has reviewed and recommended that the audited consolidated financial statements included in this report be included in the Form 10-K for filing with the Securities and Exchange Commission.

The Corporation's code of conduct, among other things, contains policies for conducting business affairs in a lawful and ethical manner everywhere it does business, for avoiding potential conflicts of interest and for preserving confidentiality of information and business ideas. Internal controls have been implemented to provide reasonable assurance that the code of conduct is followed.

*Management's Report on Internal Control Over Financial Reporting*

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, including safeguarding of assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance to management and the Board of Directors regarding preparation of reliable published financial statements and safeguarding of the Corporation's assets. This system is supported with written policies and procedures, contains self-monitoring mechanisms and is audited by the internal audit function. Appropriate actions are taken by management to correct deficiencies as they are identified. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to the reliability of financial statement preparation and such asset safeguarding.

The Corporation has assessed the effectiveness of its internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria described in "*Internal Control—Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2006, the Corporation's internal control over financial reporting is effective.

Deloitte & Touche LLP has issued its attestation report on management's assessment and on the effectiveness of the Corporation's internal control over financial reporting. That attestation report appears below.

| /s/ Thomas J. Falk | /s/ Mark A. Buthman |
|---|---|
| Thomas J. Falk<br>Chairman of the Board and<br>Chief Executive Officer | Mark A. Buthman<br>Senior Vice President and<br>Chief Financial Officer |

February 20, 2007

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of
Kimberly-Clark Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Kimberly-Clark Corporation and subsidiaries (the "Corporation") maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule of the Corporation as of and for the year ended December 31, 2006 and our report dated February 20, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* on January 1, 2006, the adoption of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* on December 31, 2006, and the adoption of Financial Accounting Standards Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, on December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Dallas, Texas
February 20, 2007

**Changes in Internal Control Over Financial Reporting**

There have been no changes in the Corporation's internal control over financial reporting identified in connection with the evaluation described above in "Management's Report on Internal Control Over Financial Reporting" that occurred during the Corporation's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

**ITEM 9B. OTHER INFORMATION**

None.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The section of the 2007 Proxy Statement captioned "Certain Information Regarding Directors and Nominees" under "Proposal 1. Election of Directors" identifies members of the Board of Directors of the Corporation and nominees, and is incorporated in this Item 10 by reference.

The names and ages of the executive officers of the Corporation as of February 22, 2007, together with certain biographical information, are as follows:

**Robert E. Abernathy**, 52, was elected Group President—Developing and Emerging Markets in 2004. He is responsible for the Corporation's businesses in Asia, Latin America, Eastern Europe, the Middle East and Africa. Mr. Abernathy joined the Corporation in 1982. His past responsibilities in the Corporation have included operations and major project management in North America. He was appointed Vice President—North American Diaper Operations in 1992; Managing Director of Kimberly-Clark Australia Pty. Limited in 1994; and Group President of the Corporation's Business-to-Business segment in 1998. He is a director of The Lubrizol Corporation.

**Joanne B. Bauer**, 51, was elected President—Global Health Care in 2006. She is responsible for the Corporation's global health care business, which includes a variety of medical supplies and devices. Ms. Bauer joined the Corporation in 1981. Her past responsibilities have included various marketing and management positions in the Adult Care and Health Care businesses. She was appointed Vice President of KimFibers, Ltd. in 1996; Vice President of Global Marketing for Health Care in 1998; and President of Health Care in 2001.

**Robert W. Black**, 47, was elected Senior Vice President and Chief Strategy Officer in 2006. He is responsible for leading the development, execution and monitoring of the Corporation's strategy and for helping to accelerate the Corporation's initiatives to enhance global competitiveness. In December 2006, Mr. Black also assumed responsibility for the Corporation's innovation efforts. Prior to joining Kimberly-Clark in 2006, Mr. Black served as Chief Operating Officer of Sammons Enterprises, a multi-faceted conglomerate, from 2004 to 2005. He held various senior leadership positions in marketing, strategy, corporate development and international management with Steelcase, Inc., an office furniture products and related services company, from 1994 to 2004.

**Mark A. Buthman**, 46, was elected Senior Vice President and Chief Financial Officer in 2003. Mr. Buthman joined the Corporation in 1982. He has held various positions of increasing responsibility in the operations, finance and strategic planning areas of the Corporation. Mr. Buthman was appointed Vice President of Strategic Planning and Analysis in 1997 and Vice President of Finance in 2002.

**Thomas J. Falk**, 48, was elected Chairman of the Board and Chief Executive Officer in 2003 and President and Chief Executive Officer in 2002. Prior to that, he served as President and Chief Operating Officer since 1999. Mr. Falk previously had been elected Group President—Global Tissue, Pulp and Paper in 1998, where he was responsible for the Corporation's global tissue businesses. Earlier in his career, Mr. Falk had responsibility for the Corporation's North American Infant Care, Child Care and Wet Wipes businesses. Mr. Falk joined the Corporation in 1983 and has held other senior management positions in the Corporation. He has been a director of the Corporation since 1999. He also serves on the Board of Directors of Centex Corporation, Grocery Manufacturers of America, Inc. and the University of Wisconsin Foundation, and serves as a governor of the Boys & Girls Clubs of America.

**Steven R. Kalmanson**, 54, was elected Group President—North Atlantic Consumer Products in 2005. He is responsible for the Corporation's consumer business in North America and Europe and the related customer development and supply chain organizations. Mr. Kalmanson joined the Corporation in 1977. His past responsibilities have included various marketing and business management positions within the consumer products businesses. He was appointed President, Adult Care in 1990; President, Child Care in 1991; President, Family Care in 1994; Group President of the Corporation's Consumer Tissue segment in 1995; and Group President—Personal Care in 2004.

**Ronald D. Mc Cray**, 49, was elected Senior Vice President—Law and Government Affairs and Chief Compliance Officer in 2004. His responsibilities include the Corporation's legal affairs, internal audit and government relations activities. Mr. Mc Cray joined the Corporation in 1987. He was appointed Vice President and Chief Counsel in 1996. He was elected Vice President and Secretary in 1999; Vice President, Associate General Counsel and Secretary in 2001 and Senior Vice President—Law and Government Affairs in 2003. He is a member of the Council on Foreign Relations.

**Jan B. Spencer**, 51, was elected President—Global K-C Professional in 2006. He is responsible for the Corporation's global professional business, which includes commercial tissue and wipers, and skin care, safety and Do-It-Yourself products. Mr. Spencer joined the Corporation in 1979. His past responsibilities have included various sales and management positions in Europe and the U.S. He was appointed Vice President Research, Development & Engineering in the Away From Home sector in 1996; Vice President, Wiper Business in 1998; Vice President, European Operations, Engineering, Supply Chain in the K-C Professional sector in 2000; President, KCP Europe in 2002; President, KCP North America in 2003; and President—K-C Professional North Atlantic in 2004.

The section of the 2007 Proxy Statement captioned "Corporate Governance Information—Board of Directors and Board Committees" identifies members of the Audit Committee of the Board of Directors and an audit committee financial expert, and is incorporated in this Item 10 by reference.

The section of the 2007 Proxy Statement captioned "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated in this Item 10 by reference.

The section of the 2007 Proxy Statement captioned "Corporate Governance Information—Other Corporate Governance Matters—Corporate Governance Policies" identifies how stockholders may obtain a copy of the Corporation's Corporate Governance Policies without charge and is incorporated in this Item 10 by reference.

The section of the 2007 Proxy Statement captioned "Corporate Governance Information—Other Corporate Governance Matters—Code of Conduct" describes the Corporation's Code of Conduct and identifies how stockholders may obtain a copy of the Corporation's Code of Conduct without charge and is incorporated in this Item 10 by reference.

The section of the 2007 Proxy Statement captioned "Corporate Governance Information—Board of Directors and Board Committees" identifies how stockholders may obtain a copy of charters of the Audit, Management Development and Compensation, and Nominating and Corporate Governance Committees of the Board of Directors without charge and is incorporated in this Item 10 by reference.

## ITEM 11. EXECUTIVE COMPENSATION

The information in the sections of the 2007 Proxy Statement captioned "Executive Compensation" and "Corporate Governance Information—Compensation Committee Interlocks and Insider Participation" is incorporated in this Item 11 by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the section of the 2007 Proxy Statement captioned "Security Ownership of Management and Certain Beneficial Owners" is incorporated in this Item 12 by reference.

The following table gives information about the Corporation's common stock that may be issued upon the exercise of options, warrants and rights under all of the Corporation's equity compensation plans as of December 31, 2006.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (in millions) (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in millions) (c) |
|---|---|---|---|
| Equity compensation plans approved by stockholders[1] | 29.8[2] | $58.57 | 24.2[3] |
| Equity compensation plans not approved by stockholders[4] | .1[5] | 63.00[5] | .8 |
| Total | 29.9 | $58.58 | 25.0 |

(1) Includes the 1992 Equity Participation Plan and 2001 Equity Participation Plan.

(2) Does not include 2.2 million restricted share units granted under the 2001 Equity Participation Plan. Upon vesting, a share of the Corporation's common stock is issued for each restricted share unit.

(3) Includes 15.4 million shares that may be granted as restricted shares or restricted share units under the 2001 Equity Participation Plan.

(4) Includes the Outside Directors' Compensation Plan and certain acquired equity compensation plans. See below for description of the Outside Directors' Compensation Plan.

(5) Includes less than 30,000 options at a weighted-average exercise price of $94.96 granted under equity compensation plans assumed by the Corporation in connection with acquisitions to honor existing obligations of acquired entities. The Corporation will not make any additional grants or awards under such plans, although the terms of one acquired deferred compensation plan provide for issuance of a de minimus number of shares of the Corporation's common stock for reinvested dividends on deferred amounts.

*Outside Directors' Compensation Plan.* In 2001, the Corporation's Board of Directors approved the Outside Directors' Compensation Plan. A maximum of 1,000,000 shares of the Corporation's common stock is available for grant under this plan. The Corporation's Board of Directors may grant awards in the form of stock, stock appreciation rights, restricted shares, restricted share units, or any combination of cash, options, stock, stock appreciation rights, restricted shares or restricted share units under this plan.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the sections of the 2007 Proxy Statement captioned "Transactions with Related Persons" and "Corporate Governance Information—Director Independence" is incorporated in this Item 13 by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in the sections of the 2007 Proxy Statement captioned "Principal Accounting Firm Fees" and "Audit Committee Approval of Audit and Non-Audit Services" under "Proposal 2: Approval of Auditors" is incorporated in this Item 14 by reference.

## PART IV

### ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

**(a) Documents filed as part of this report.**

1. Financial statements.

The financial statements are set forth under Item 8 of this report on Form 10-K.

2. Financial statement schedules.

The following information is filed as part of this Form 10-K and should be read in conjunction with the financial statements contained in Item 8:

Report of Independent Registered Public Accounting Firm

Schedule for Kimberly-Clark Corporation and Subsidiaries:

Schedule II Valuation and Qualifying Accounts

All other schedules have been omitted because they were not applicable or because the required information has been included in the financial statements or notes thereto.

3. Exhibits.

Exhibit No. (3)a. Restated Certificate of Incorporation, dated June 12, 1997, and Certificate Eliminating Series A Junior Participating Preferred Stock, dated November 19, 2004, incorporated by reference to Exhibit (3)a of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2004.

Exhibit No. (3)b. By-Laws, as amended September 14, 2006, incorporated by reference to Exhibit No. (3) of the Corporation's Current Report on Form 8-K dated September 14, 2006.

Exhibit No. (4). Copies of instruments defining the rights of holders of long-term debt will be furnished to the Securities and Exchange Commission on request.

Exhibit No. (10)a. Management Achievement Award Program, as amended and restated, incorporated by reference to Exhibit (10)a of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.

Exhibit No. (10)b. Executive Severance Plan, as amended and restated, incorporated by reference to Exhibit No. (10)b of the Corporation's Current Report on Form 8-K dated November 16, 2005.

Exhibit No. (10)c. Sixth Amended and Restated Deferred Compensation Plan for Directors, dated November 16, 2005, incorporated by reference to Exhibit (10)c of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.

Exhibit No. (10)d. Executive Officer Achievement Award Program, incorporated by reference to Exhibit No. (10)d of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002.

Exhibit No. (10)e. 1992 Equity Participation Plan, as amended, incorporated by reference to Exhibit No. (10)e of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.

| | |
|---|---|
| Exhibit No. (10)f. | Deferred Compensation Plan, as amended and restated, dated December 31, 2005, incorporated by reference to Exhibit (10)f of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. |
| Exhibit No. (10)g. | Outside Directors' Stock Compensation Plan, as amended, incorporated by reference to Exhibit No. (10)g of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002. |
| Exhibit No. (10)h. | Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan, as amended, dated December 31, 2005, incorporated by reference to Exhibit (10)h of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. |
| Exhibit No. (10)i. | Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan, as amended and restated, dated December 31, 2005, incorporated by reference to Exhibit (10)i of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. |
| Exhibit No. (10)j. | Retirement Contribution Excess Benefit Program, as amended and restated, incorporated by reference to Exhibit (10)j of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. |
| Exhibit No. (10)k. | 1999 Restricted Stock Plan, as amended, incorporated by reference to Exhibit No. (10)k of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2000. |
| Exhibit No. (10)l. | Outside Directors' Compensation Plan, as amended and restated, incorporated by reference to Exhibit (10)l of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. |
| Exhibit No. (10)m. | 2001 Equity Participation Plan, as amended, incorporated by reference to Exhibit (10)m of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. |
| Exhibit No. (10)n. | Form of Award Agreements under 2001 Equity Participation Plan, incorporated by reference to Exhibit No. (10)n of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2004. |
| Exhibit No. (10)o. | Summary of Outside Directors' 2007 Compensation pursuant to the Outside Directors' Compensation Plan, filed herewith. |
| Exhibit No. (10)p. | Global Business Plan Severance Pay Plan, incorporated by reference to Exhibit No. (10)p of the Corporation's Current Report on Form 8-K dated November 4, 2005. |
| Exhibit No. (12). | Computation of ratio of earnings to fixed charges for the five years ended December 31, 2006, filed herewith. |
| Exhibit No. (21). | Subsidiaries of the Corporation, filed herewith. |
| Exhibit No. (23). | Consent of Independent Registered Public Accounting Firm, filed herewith. |
| Exhibit No. (24). | Powers of Attorney, filed herewith. |
| Exhibit No. (31)a. | Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed herewith. |
| Exhibit No. (31)b. | Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act, filed herewith. |
| Exhibit No. (32)a. | Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith. |
| Exhibit No. (32)b. | Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith. |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMBERLY-CLARK CORPORATION

February 22, 2007

By: /s/ MARK A. BUTHMAN

**Mark A. Buthman**
**Senior Vice President and**
**Chief Financial Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ THOMAS J. FALK<br>**Thomas J. Falk** | Chairman of the Board and Chief Executive Officer and Director (principal executive officer) | February 22, 2007 |
| /s/ MARK A. BUTHMAN<br>**Mark A. Buthman** | Senior Vice President and Chief Financial Officer (principal financial officer) | February 22, 2007 |
| /s/ RANDY J. VEST<br>**Randy J. Vest** | Vice President and Controller (principal accounting officer) | February 22, 2007 |

**Directors**

| | |
|---|---|
| John R. Alm | Claudio X. Gonzalez |
| Dennis R. Beresford | Mae C. Jemison |
| John F. Bergstrom | James M. Jenness |
| Abelardo E. Bru | Linda Johnson Rice |
| Pastora San Juan Cafferty | Marc J. Shapiro |
| Robert W. Decherd | G. Craig Sullivan |

By: /s/ RONALD D. MC CRAY — February 22, 2007

**Ronald D. Mc Cray,**
**Attorney-in-Fact**

## KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

### SCHEDULE II
### VALUATION AND QUALIFYING ACCOUNTS
### FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Millions of dollars)

| Description | Balance at Beginning of Period | Additions: Charged to Costs and Expenses | Additions: Charged to Other Accounts[a] | Deductions: Write-Offs and Reclassifications | Balance at End of Period |
|---|---|---|---|---|---|
| **December 31, 2006** | | | | | |
| Allowances deducted from assets to which they apply | | | | | |
| Allowance for doubtful accounts | $35.8 | $ 11.7 | $3.2 | $ 11.8[b] | $38.9 |
| Allowances for sales discounts | 21.6 | 274.6 | .9 | 277.3[d] | 19.8 |
| **December 31, 2005** | | | | | |
| Allowances deducted from assets to which they apply | | | | | |
| Allowance for doubtful accounts | $42.5 | $ 8.9 | $(.6) | $ 15.0[b] | $35.8 |
| Allowances for sales discounts | 20.1 | 249.5 | (.7) | 247.3[d] | 21.6 |
| **December 31, 2004** | | | | | |
| Allowances deducted from assets to which they apply | | | | | |
| Allowance for doubtful accounts | $47.9 | $ 8.8 | $4.0 | $ 18.2[b][c] | $42.5 |
| Allowances for sales discounts | 19.7 | 233.1 | .1 | 232.8[d] | 20.1 |

(a) Includes bad debt recoveries and the effects of changes in foreign currency exchange rates.

(b) Primarily uncollectible receivables written off.

(c) Includes $4.6 million of Neenah Paper balances spun off in November 2004.

(d) Sales discounts allowed.

**KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES**

**SCHEDULE II**
**VALUATION AND QUALIFYING ACCOUNTS**
**FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004**
(Millions of dollars)

| Description | Balance at Beginning of Period | Additions: Charged to Costs and Expenses | Additions: Charged to Other Accounts | Deductions[(a)] | Balance at End of Period |
|---|---|---|---|---|---|
| **December 31, 2006** | | | | | |
| Deferred Taxes | | | | | |
| Valuation Allowance | $474.0 | $(105.3) | $— | $ (2.4) | $371.1 |
| **December 31, 2005** | | | | | |
| Deferred Taxes | | | | | |
| Valuation Allowance | $252.4 | $ 233.6 | $— | $ 12.0 | $474.0 |
| **December 31, 2004** | | | | | |
| Deferred Taxes | | | | | |
| Valuation Allowance | $247.9 | $ (12.4) | $— | $(16.9) | $252.4 |

(a) Includes the net currency effects of translating valuation allowances at current rates under Statement of Financial Accounting Standards No. 52, *Foreign Currency Translation*, of $(1.9) million in 2006, $13.4 million in 2005 and $(18.4) million in 2004.

## CERTIFICATIONS

I, Thomas J. Falk, certify that:

1. I have reviewed this annual report on Form 10-K of Kimberly-Clark Corporation (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 22, 2007

/s/ Thomas J. Falk

Thomas J. Falk
Chief Executive Officer

## CERTIFICATIONS

I, Mark A. Buthman, certify that:

1. I have reviewed this annual report on Form 10-K of Kimberly-Clark Corporation (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   - (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   - (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   - (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   - (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   - (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   - (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 22, 2007

/s/ Mark A. Buthman

Mark A. Buthman
Chief Financial Officer

## Additional Information

The following additional information is not part of the Corporation's Form 10-K and is provided for the convenience and information of our stockholders:

## Performance Graph

The graph below shows a comparison of the five year cumulative total return among the Corporation, the S&P 500 and the S&P 500 Consumer Staples Index. The stock price performance shown on this graph may not be indicative of future price performance.



Total Shareholder Return
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
Dec01
Dec02
Dec03
Dec04
Dec05
Dec06
KIMBERLY-CLARK CORP
S&P 500 INDEX
S&P 500 CONSUMER STAPLES INDEX


### Indexed Returns

| Company Name/Index | Dec 01 | Dec 02 | Dec 03 | Dec 04 | Dec 05 | Dec 06 |
|---|---|---|---|---|---|---|
| | Year Ending | | | | | |
| Kimberly-Clark Corporation | 100 | 81.07 | 103.60 | 120.17 | 112.13 | 131.76 |
| S&P 500 Index | 100 | 77.90 | 100.25 | 111.15 | 116.61 | 135.03 |
| S&P 500 Consumer Staples Index | 100 | 95.74 | 106.82 | 115.54 | 119.67 | 136.86 |

Additional Information—(Continued)

### Executive Certifications

The Corporation has included as Exhibits (31)a and (31)b to its 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of the Corporation's Chief Executive Officer and Chief Financial Officer regarding the quality of the Corporation's public disclosure. The Corporation also has submitted to the New York Stock Exchange a certificate of the Corporation's Chief Executive Officer for the prior year certifying that he is not aware of any violation by the Corporation of the New York Stock Exchange corporate governance listing standards as of the date of such certification.

### Investor Relations

Securities analysts, portfolio managers and representatives of institutional investors seeking information about the Corporation should contact Michael D. Masseth, Vice President—Investor Relations, at 972-281-1478, or Paul Alexander, Director—Investor Relations, at 972-281-1440. Individual shareholders should direct inquiries to Stockholder Services at 972-281-1522. Investors may also obtain information about Kimberly-Clark and copies of documents released by the Corporation by calling 800-639-1352.

### Electronic Delivery of Proxy Materials and Annual Report

Stockholders and the Corporation's employee benefit plan participants may elect to receive future Annual Reports and Proxy Statements in electronic format rather than in printed form. In electing to do so, you will help the Corporation save on production and mailing costs. To sign up for electronic delivery service, go to our transfer agent's website at www.econsent.com/kmb at any time and follow the instructions. If your shares are not registered in your name, contact your bank or broker for information on electronic delivery service.

### SEC Form 10-K and Other Information/Corporation Web Site

Stockholders and others will find the Corporation's financial information, news releases and other information on the Corporation's website at www.kimberly-clark.com. There is a direct link from the website to the Securities and Exchange Commission filings via the EDGAR database, including Forms 10-K, 10-Q and 8-K. Stockholders may contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call 972-281-1522 to obtain a paper copy of these reports without charge.

### Dividends and Dividend Reinvestment Plan

Quarterly dividends have been paid continually since 1935. Dividends are paid on or about the second business day of January, April, July and October. The Automatic Dividend Reinvestment service of Computershare Investor Services is available to Kimberly-Clark stockholders of record. The service makes it possible for Kimberly-Clark stockholders of record to have their dividends automatically reinvested in common stock and to make additional cash investments up to $3,000 per quarter.

### Transfer Agent, Registrar and Dividend Disbursing Agent

Computershare Investor Services is the Transfer Agent, Registrar and Dividend Disbursing Agent for the Corporation's common stock and is responsible for maintaining shareholder account records. Inquiries regarding dividend payments, lost certificates, IRS Form 1099, changes in address, name or ownership, or information regarding Kimberly-Clark's Dividend Reinvestment and Stock Purchase Plan should be addressed to:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 800-730-4001
Internet: http://www.computershare.com

**Additional Information**—(Continued)

## Trademarks

The brand names mentioned in this report—Andrex, Andrex Quilts, Ballard, Cool Alert, Cottonelle, Cottonelle Fresh, Depend, DryNites, GoodNites, Hakle, Huggies, Huggies Cleanteam, Huggies Little Walkers, Intimus, InteguSeal, Kimberly-Clark, Kimtech, Kleenex, Kleenex Expressions, Kleenguard, Kotex, Kotex White, Lightdays, Little Swimmers, Microcuff, Page, Poise, Pull-Ups, Purple Nitrile, Scott, Scott Cartaspunga, Scott Duramax, Scott Limpiamax, Scottex, Secure-Fit, Sterling, Viva and WypAll—are trademarks of Kimberly-Clark Worldwide, Inc. or its affiliates. The Color Purple and Oval Shape are trademarks of Kimberly-Clark Worldwide, Inc.

Cannondale PoweRanking® Survey is a registered trademark of Cannondale Associates.

## Non-GAAP Financial Measures

The following financial measures contained in this Annual Report (not including the Form 10-K) have not been calculated in accordance with generally accepted accounting principles in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures:

- adjusted earnings per share
- adjusted return on invested capital

These non-GAAP financial measures exclude certain items that are included in the Corporation's earnings per share and return on invested capital ("ROIC") calculated in accordance with GAAP. A detailed explanation of each of the adjustments to the comparable GAAP financial measures is given below. In accordance with the requirements of Regulation G, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures also are set forth below.

The Corporation provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the Corporation's Board of Directors use adjusted earnings per share and adjusted ROIC to (a) evaluate the Corporation's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the Corporation's business units and their managers. Additionally, the Management Development and Compensation Committee of the Corporation's Board of Directors uses these non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the Corporation's adjusted earnings per share and improvement in the Corporation's return on invested capital determined by excluding the charges and credits that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the Corporation's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the Corporation's ongoing results of operations. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing the non-GAAP financial measures, together with the reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations, as well as assisting investors in evaluating how well the Corporation is executing the material changes to our enterprise contemplated by the strategic cost reduction plan. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

We calculate adjusted earnings per share and adjusted ROIC by excluding from the comparable GAAP measure some or all of the following: (i) charges related to our strategic cost reduction plan for streamlining the Corporation's operations, (ii) our share of an equity affiliate's gain on the sale of a business, (iii) incremental tax

**Additional Information**—(Continued)

charges arising out of repatriation of earnings of foreign subsidiaries under the American Jobs Creation Act of 2004, or AJCA, (iv) the cumulative effect of an accounting change, (v) a European legal judgment, (vi) a charge for bond recalls and (vii) income from discontinued operations. Each of these adjustments and the basis for such adjustments are described below:

- *Strategic Cost Reduction Plan.* In July 2005, the Corporation authorized a strategic cost reduction plan aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe. The strategic cost reduction plan commenced in the third quarter of 2005 and is expected to be substantially completed by December 31, 2008. At the time we announced the plan, we advised investors that we would report our earnings, earnings per share and operating profit excluding the strategic cost reduction plan charges so that investors could compare our operating results without the plan charges from period to period and could assess our progress in implementing the plan. Management does not consider these charges to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes these charges when making decisions to allocate resources among its business units.

- *Gain on Sale of Business.* In the fourth quarter of 2006, the Corporation's equity affiliate, Kimberly-Clark de Mexico, S.A.B. de C.V. ("KCM") sold its pulp and paper business and recorded an after-tax gain of $95 million. The Corporation's share of the gain was approximately $46 million. We exclude this gain from our adjusted earnings and adjusted earnings per share so that investors can compare our operating results without the non-recurring gain. Management also excludes this gain when evaluating the operating performance of the Corporation.

- *AJCA Charges.* During 2005, the Corporation recorded non-recurring charges associated with repatriation of earnings from its non-U.S. subsidiaries under the provisions of the AJCA. We exclude these charges from our adjusted earnings and adjusted earnings per share because we believe it is useful to investors to disclose earnings per share excluding these charges, which are not expected to recur under current law, and it allows investors to better understand our effective tax rate. Management also excludes these charges when evaluating the operating performance of the Corporation.

- *Cumulative Effect of an Accounting Change.* In the fourth quarter of 2005, the Corporation implemented FIN 47, an interpretation of Statement of Financial Accounting Standards 143, Accounting for Asset Retirement Obligations. The cumulative effect of this accounting change was a charge, net of income taxes, of $12.3 million, or 3 cents per share. Management also excludes this charge when evaluating operating performance of the Corporation.

- *European Legal Judgment.* In the first quarter of 2003, the Corporation recorded a pretax charge of about $16 million, or 2 cents per share, as a result of a legal judgment related to a 1987 European government grant to a facility that was sold in 1998. Management excludes this charge when evaluating operating performance of the Corporation.

- *Callable Bonds.* The Corporation redeemed $200 million of 7.875 percent debentures and $200 million of 7 percent debentures in the third quarter of 2003, enabling the Corporation to substantially lower its financing costs. The pretax costs of calling the debentures totaled $18 million, equivalent to 2 cents per share. Management also excludes this charge when evaluating operating performance of the Corporation.

- *Income from Discontinued Operations.* In November 2004, the Corporation spun-off its Neenah pulp and paper operations ("NPI"). Accordingly, the results of operations of NPI were reclassified to Income from Discontinued Operations. Management also excludes the earnings of NPI when evaluating operating performance of the Corporation.

**Additional Information**—(Continued)

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and they may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The Corporation compensates for these limitations by using these non-GAAP financial measures as supplements to the GAAP measures and by providing the reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the Corporation's consolidated financial statements prepared in accordance with GAAP.

*Net Income Reconciliation*

The following table presents the reconciliation of a non-GAAP financial measure to reported GAAP net income:

| | Year Ended December 31 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2004 | | 2005 | | 2006 | |
| | Income (Expense) | Diluted Earnings Per Share | Income (Expense) | Diluted Earnings Per Share | Income (Expense) | Diluted Earnings Per Share | Income (Expense) | Diluted Earnings Per Share |
| | (Millions, except per share amounts) | | | | | | | |
| Adjusted Income from Continuing Operations | $1,666.1 | $ 3.28 | $1,770.4 | $3.55 | $1,803.7 | $ 3.78 | $1,798.9 | $ 3.90 |
| Adjustments: | | | | | | | | |
| Strategic Cost Reduction Charges | — | — | — | — | (167.6) | (0.35) | (345.0) | (0.75) |
| Income Taxes on American Jobs Creation Act Dividends | — | — | — | — | (55.5) | (0.12) | — | — |
| Gain on Sale of Equity Affiliate's Business | — | — | — | — | — | — | 45.6 | 0.10 |
| Cumulative Effect of Accounting Change | — | — | — | — | (12.3) | (0.03) | — | — |
| European Legal Judgment | (11.1) | (0.02) | — | — | — | — | — | — |
| Callable Bonds | (11.4) | (0.02) | — | — | — | — | — | — |
| Income from Discontinued Operations, Net of Income Taxes | 50.6 | 0.10 | 29.8 | 0.06 | — | — | — | — |
| Rounding | — | (0.01) | — | — | — | — | — | — |
| Net Income | $1,694.2 | $ 3.33 | $1,800.2 | $3.61 | $1,568.3 | $ 3.28 | $1,499.5 | $ 3.25 |

**Additional Information**—(Continued)

*Return on Invested Capital Reconciliation*

ROIC is a measure of the return we earn on the capital invested in our businesses. Improving ROIC is a primary objective of our Global Business Plan. Our incentive compensation plans also contain adjusted ROIC objectives. We calculate adjusted ROIC on a rolling average four quarter basis using reported quarterly financial information, except for the exclusion of charges for strategic cost reductions related to our Competitive Improvement Initiatives and our share of KCM's gain on sale of its pulp and paper business. We calculate adjusted ROIC as follows:

$$\frac{[(A - B) \text{ times } (1 - C)] \text{ plus } D}{E \text{ minus } (F - G)}$$

Where for each of the most recent four quarters:

A = total reported operating profit for the period excluding charges for strategic cost reductions related to our Competitive Improvement Initiative programs

B = total reported nonoperating expense for the period

C = average effective tax rate for the period adjusted to exclude the tax effects of the charges for strategic cost reductions and the effect in 2005 of incremental tax expense related to the American Jobs Creation Act

D = total reported share of net income of equity companies for the period adjusted to exclude our share of KCM's gain on sale of its pulp and paper business

E = average total assets for the period

F = average total current liabilities for the period

G = average debt payable within one year for the period

The following table presents the reconciliation of ROIC using non-GAAP financial measures to ROIC using reported financial measures for 2005 and 2006:

| | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|
| Adjusted ROIC | 14.0% | 14.5% | 15.2% | 15.5% |
| Effect of adjustments | — | — | (1.7) | (2.3) |
| ROIC using reported financial measures | 14.0% | 14.5% | 13.5% | 13.2% |

For 2003 and 2004, ROIC was calculated using reported GAAP financial measures.

**Board of Directors**

Kimberly-Clark's Board of Directors includes current and former executives from some of the world's most respected companies as well as leading figures from academia. Building on K-C's long history of strong corporate governance, our directors are actively engaged in overseeing the company's business. They carefully monitor the progress of our Global Business Plan, regularly discuss financial matters with senior management and provide oversight on compliance, internal controls and regulatory matters. The Board also oversees the development, succession and compensation of senior management. Our shared goal is to maintain best practices in corporate governance.

**John R. Alm**
Audit Committee

*Retired President & Chief Executive Officer*
*Coca-Cola Enterprises Inc.*

**John F. Bergstrom**
Executive Committee
Audit Committee

*Chairman & Chief Executive Officer*
*Bergstrom Corporation*

**Dennis R. Beresford**
Audit Committee Chairman

*Ernst & Young Executive Professor of Accounting*
*University of Georgia*

**Abelardo E. Bru**
Management Development & Compensation Committee
Nominating & Corporate Governance Committee

*Retired Vice Chairman*
*PepsiCo, Inc.*

**Pastora San Juan Cafferty**
Management Development & Compensation Committee
Nominating & Corporate Governance Committee

*Professor Emerita*
*University of Chicago*

**Robert W. Decherd**
Lead Director and Executive Committee Chairman

*Chairman of the Board, President & Chief Executive Officer*
*Belo Corp.*

**Thomas J. Falk**
Executive Committee
Chairman of the Board

*Chairman & Chief Executive Officer*
*Kimberly-Clark Corporation*

**Claudio X. Gonzalez**
Executive Committee

*Chairman of the Board & Managing Director*
*Kimberly-Clark de Mexico, S.A.B. de C.V.*

**Mae C. Jemison, M.D.**
Audit Committee

*President*
*BioSentient Corporation*

**James M. Jenness**
Management Development & Compensation Committee
Nominating & Corporate Governance Committee

*Chairman & Retired Chief Executive Officer*
*Kellogg Company*

**Linda Johnson Rice**
Nominating & Corporate Governance Committee Chairman

*President & Chief Executive Officer*
*Johnson Publishing Company, Inc.*

**Marc J. Shapiro**
Management Development & Compensation Committee Chairman

*Retired Vice Chairman*
*J.P. Morgan Chase & Co.*

**G. Craig Sullivan**
Management Development & Compensation Committee
Nominating & Corporate Governance Committee

*Retired Chairman & Chief Executive Officer*
*The Clorox Company*

## CONNECTING WITH COMMUNITIES WORLDWIDE

**An estimated 15 million children have been orphaned by HIV/AIDS, and K-C has joined forces with UNICEF (United Nations Children's Fund) to help care for them. Since 2001, we have contributed almost $4 million to the U.S. Fund for UNICEF, giving these vulnerable children in 24 countries a better chance to survive and thrive.**

As a leading manufacturer of products that help people care for one another, we view our partnership with UNICEF as a natural extension of the work we do every day. We were honored last year when the U.S. Chamber of Commerce presented us with its International Community Service Award, and the United Way of America named K-C one of seven recipients of its coveted Summit Award.

Our philanthropic efforts make up just a part of Kimberly-Clark's multifaceted approach to corporate sustainability, one that supports our drive to create long-term shareholder value and underscores our mission to enhance the health, hygiene and well-being of people every day, everywhere.

We're creating an inclusive, safe workplace, reducing our impact on the environment and acting responsibly wherever we operate. In terms of workplace safety, we reduced the overall lost-time incident rate last year by nearly 15 percent, and employees at 71 K-C facilities celebrated an entire year without a lost-time injury.

Through Vision 2005, the second phase of our 15-year environmental effort, we and our equity affiliates improved energy and water use efficiency by 19 and 29 percent, respectively, and reduced the percentage of waste sent to landfills by 30 percent. We also lowered our annual costs by $150 million. Through Vision 2010, our third stage of this initiative, we continue to set ambitious goals.

For our environmental performance, philanthropic efforts and overall commitment to corporate citizenship, the Dow Jones Sustainability World Indexes ranked K-C No. 1 among personal products companies for the past two years. To learn more about Kimberly-Clark's sustainability initiatives and accomplishments, visit us at www.kimberly-clark.com/aboutus/sustainability.aspx.

### MORE EFFICIENT WATER USE

Cubic Meters Per Ton of Production


56.7
40.2
31.6
2000
2005
Vision 2010 Target

Reflects usage for Consumer Tissue and K-C Professional operations at Kimberly-Clark and its equity affiliates.

DESIGN: RKC! (Robinson Kurtin Communications! Inc) • NARRATIVE PHOTOGRAPHY: Steven Vote • EXECUTIVE PHOTOGRAPHY: Bill Hayward • INSIDE BACK COVER PHOTOGRAPHY: U.S. Fund for UNICEF • PRINTING: Hennegan




KIMBERLY-CLARK CORPORATION

END

WORLD HEADQUARTERS
P.O. BOX 619100, DALLAS, TEXAS 75261-9100
Toll-Free Investor Information: 800.639.1352
www.kimberly-clark.com